PROSPECTUS

                    Up to 2,397,035 Shares of Common Stock

                             JADE FINANCIAL CORP.
              (Proposed Holding Company for IGA Federal Savings)
     JADE FINANCIAL CORP. has been formed to own all of the common stock of IGA Federal Savings. IGA is a federal savings bank that is changing from the mutual to the stock form of organization.

     The shares will be listed on the Nasdaq SmallCap Market under the symbol "IGAF."

                             Terms of the Offering

                                                                                                Maximum
                                                            Minimum           Maximum         as adjusted
                                                        ---------------   ---------------   ---------------
Per Share Price .....................................     $      8.00       $      8.00       $      8.00
Number of Shares ....................................       1,540,628         2,084,379         2,397,035
Underwriting Commissions and Other Expenses .........     $   558,346       $   614,374       $   646,590
Net Proceeds to JADE FINANCIAL ......................     $11,766,678       $16,060,658       $18,529,690
Net Proceeds Per Share ..............................     $      7.64       $      7.71       $      7.73

     JADE FINANCIAL has engaged Charles Webb & Company, a Division of Keefe, Bruyette & Woods, Inc., a registered broker-dealer, to consult with and advise JADE FINANCIAL in connection with the sale of common stock in the offering. Charles Webb & Company will assist, on a best efforts basis, in the solicitation of orders to purchase common stock in the offering. Charles Webb & Company is not obligated to purchase any shares of common stock in the offering.

     The Offering will terminate at 12:00 p.m., local time, on September 24, 1999, unless extended by JADE FINANCIAL for up to an additional 45 days, or if approved by the Office of Thrift Supervision, for an additional period after such 45-day extension. JADE FINANCIAL is not required to give prospective purchasers notice of any extension unless the expiration date is later than November 8, 1999, in which event prospective purchasers will be given the right to increase, decrease, confirm, or rescind their orders. No single extension can exceed 90 days and the conversion of IGA from the mutual to the stock form of organization must be completed by September 29, 2001.

     Persons interested in purchasing common stock must return the accompanying order form to JADE FINANCIAL, together with full payment for all common stock to be purchased at $8.00 per share, or appropriate instructions authorizing withdrawals of such an amount from existing deposit accounts at IGA. No person may purchase fewer than 25 shares of common stock. An executed order form, once received by JADE FINANCIAL, may not be modified, amended or rescinded without the consent of JADE FINANCIAL. Purchase orders made by cash, check or money order will earn interest at IGA's current passbook rate from the date of receipt until completion or termination of the offering. Payments authorized by withdrawal from deposit accounts at IGA will continue to earn interest at the contractual rate until the offering is completed or terminated; these funds will be otherwise unavailable to the depositor. No early withdrawal penalties will apply for funds withdrawn from an account at IGA for the purpose of purchasing common stock. If the offering is not completed by the expiration date, all funds held will be returned promptly with interest and all withdrawal authorizations will be terminated. All funds received for the purchase of shares of common stock will be held in a separate escrow account at IGA until completion or termination of the offering.

     Please refer to "Risk Factors" beginning on page 10 of this document.

     These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

     Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

   For information on how to subscribe, call the Stock Information Center at
                     (215) 322-9231.

                            CHARLES WEBB & COMPANY,
                  a Division of Keefe, Bruyette & Woods, Inc.
                            ---------------------
                The date of this Prospectus is August 12, 1999.

             [MAP OF REGISTRANT'S MARKET AREA TO BE PRODUCED HERE]

                QUESTIONS AND ANSWERS ABOUT THE STOCK OFFERING

     The following are frequently asked questions. You should read this entire prospectus, including "Risk Factors" beginning on page 10, and "the Conversion" beginning on page 27, for more information.


Q. HOW MANY SHARES OF STOCK ARE BEING OFFERED, AND AT WHAT PRICE?


A. We are offering for sale up to 2,084,379 shares of common stock at a subscription price of $8.00 per share. We must sell at least 1,540,628 shares. If there is strong demand for the common stock in the offering, then the independent appraiser retained by us to determine the pro forma market value of IGA may conclude that the appraised market value of the common stock has changed due to changing stock market or financial conditions, In that case, without notice to you, we may be required to sell up to 2,397,035 shares.


Q. WHAT PARTICULAR FACTORS SHOULD I CONSIDER WHEN DECIDING WHETHER TO PURCHASE THE STOCK?

A. There are many important factors for you to consider before making an investment decision. Therefore, you should read this entire prospectus before making your investment decision.

Q. WHEN WILL CASH DIVIDENDS BE PAID ON THE STOCK?

A. We intend to adopt a policy of paying cash dividends on the common stock, starting after the first full calendar quarter following completion of the conversion. We expect the amount of the dividend to be between $0.16 and $0.24 per year. This will provide an annual yield of 2% to 3% on the initial $8.00 per share purchase price. Based on our earnings history and expected earnings on the proceeds from the conversion, we believe we will have the financial ability to pay this dividend. Future dividends are not guaranteed and will depend on our ability to pay them. See "Our Policy Regarding Dividends" on page 15.

Q. HOW DO I SELL MY STOCK AFTER I PURCHASE IT?

A. Our stock will be quoted on the Nasdaq SmallCap Market under the symbol "IGAF." Purchases and sales of our common stock will be effected by brokers through the Nasdaq SmallCap Market. There can be no assurance that someone will want to buy your shares or that you will be able to sell them for more money than you originally paid. You should consider the possibility that you may be unable to easily sell our stock. There may also be a wide spread between the bid and asked price for our stock.

Q. WILL MY STOCK BE COVERED BY DEPOSIT INSURANCE OR GUARANTEED BY ANY GOVERNMENT AGENCY?

A. No. Unlike insured deposit accounts at IGA Federal Savings, our stock will not be insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Q. WHEN IS THE DEADLINE TO SUBSCRIBE FOR STOCK?

A. We must receive a properly signed order form with the required payment on or before 12:00 p.m., local time, on September 24, 1999.

Q. CAN THE OFFERING BE EXTENDED?

A. Yes. If we do not receive sufficient orders, we can extend the offering beyond September 24, 1999. We must complete any offering to general members of the public within 45 days after the close of the subscription offering, unless we receive regulatory approval to further extend the offering. No single extension can exceed 90 days, and the extensions may not go beyond September 29, 2001.

Q. HOW DO I PURCHASE THE STOCK?

A. First, you should read this entire prospectus carefully. Then, complete and return the enclosed stock order and certification form, together with your payment. Subscription orders may be delivered in person to our office during regular banking hours, or by mail in the enclosed envelope marked STOCK ORDER RETURN. Subscription orders received after the subscription offering expiration date may be held for participation in any community offering. If the stock offering is not completed by November 8, 1999 and is not extended, then all funds will be returned promptly with interest, and all withdrawal authorizations will be canceled.

Q. CAN I CHANGE MY MIND AFTER I PLACE AN ORDER TO SUBSCRIBE FOR STOCK?


A. No. After we receive your order form and payment, you may not cancel or modify your order. However, if we extend the offering beyond November 8, 1999, you will be able to change or cancel your order. If you cancel your order, you will receive a prompt refund plus interest.


Q. HOW CAN I PAY FOR THE STOCK?

A. You have three options: (1) pay cash if it is delivered to us in person; (2) send us a check or money order, or (3) authorize a withdrawal form your deposit account at IGA Federal Savings (without any penalty for early withdrawal). Please do not send cash in the mail.

Q. WILL I RECEIVE INTEREST ON MY SUBSCRIPTION PAYMENT?

A. Yes. Subscriptions payments will be placed in an interest-bearing escrow account at IGA Federal Savings, and will earn interest at our savings account rate. Depositors who elect to pay by withdrawal will continue to receive interest on their accounts until the funds are withdrawn.

Q. CAN I SUBSCRIBE FOR SHARES USING FUNDS IN MY INDIVIDUAL RETIREMENT ACCOUNT ("IRA") AT IGA FEDERAL SAVINGS?

A. Yes. However, you cannot purchase stock with your existing IRA at IGA Federal Savings. You must establish a self-directed IRA with an outside trustee to subscribe for stock using your IRA funds. Please call our Stock Information Center at (215) 322-9231 to get more information. Please understand that the transfer of IRA funds takes time, so please make arrangements as soon as possible.

Q. WHAT HAPPENS IF THERE ARE NOT ENOUGH SHARES OF STOCK TO FILL ALL ORDERS?

A. If there is an oversubscription, then you may not receive any or all of the shares you want to purchase.

Q. WHO CAN HELP ANSWER ANY OTHER QUESTIONS I MAY HAVE ABOUT THE STOCK OFFERING?


A. For answers to other questions we encourage you to read this prospectus. Questions may also be directed to our Stock Information Center at (215) 322-9231 Monday, between the hours of 10:00 a.m. and 4:00, and Tuesday through Friday, between the hours of 8:00 a.m. and 4:00 p.m. To ensure that each person receives a prospectus at least 48 hours prior to the expiration date of September 24, 1999 in accordance with federal law, no prospectus will be mailed any later than five days prior to September 24, 1999 or hand delivered any later than two days prior to September 24, 1999.

                              PROSPECTUS SUMMARY

     This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read this entire document carefully, including the financial statements and the notes to the financial statements of IGA.


The Company:


                             JADE FINANCIAL CORP.
                             213 West Street Road
                       Feasterville, Pennsylvania 19053
                                 (215) 322-9000

     Provisions in our articles of incorporation and bylaws may have the effect of discouraging a sale of JADE FINANCIAL, a proxy contest for control of JADE FINANCIAL, the assumption of control of JADE FINANCIAL by a holder of a large block of common stock and the removal of JADE FINANCIAL's management, all of which certain shareholders might think are in their best interests. These provisions include, among other things:

   o the classification of the terms of the members of the Board of Directors:

   o an 80% shareholder vote requirement for the approval of any merger or consolidation of JADE FINANCIAL into any entity that directly or indirectly owns 5% or more of JADE FINANCIAL's voting stock if such transaction is not approved in advance by at least 662/3% of the members of JADE FINANCIAL's board of directors;

   o supermajority shareholder vote requirements for the approval of certain amendments to JADE FINANCIAL's articles of incorporation and bylaws;

   o a prohibition on any holder of common stock voting more than 10% of the outstanding common stock;

   o elimination of cumulative voting by shareholders in the election of directors;

   o restrictions on the acquisition of our equity securities; and

   o the issuance of 5,000,000 shares of preferred stock that could be issued without shareholder approval on terms or in circumstances that could deter a future takeover attempt.

     In addition, the Pennsylvania Business Corporation Law provides for certain restrictions on acquisition of JADE FINANCIAL, and federal laws contain restrictions on acquisitions of control of savings and loan holding companies such as JADE FINANCIAL.


     JADE FINANCIAL CORP. is not an operating company and has not engaged in any significant business to date. It was formed as a Pennsylvania-chartered corporation to be the holding company for IGA.


The Bank:

                              IGA Federal Savings
                             213 West Street Road
                       Feasterville, Pennsylvania 19053
                                (215) 322-9000

     IGA Federal Savings originally was established in 1975 as IGA Federal Credit Union. On July 1, 1998, we converted from a credit union to IGA Federal Savings, a federal mutual savings bank. We are now a community-oriented federal mutual savings bank primarily serving customers in the Philadelphia metropolitan area through five offices located in Philadelphia, Bucks, Chester and Delaware Counties,

Pennsylvania. We have operated profitably in each of our last five fiscal years. See "Selected Consolidated Financial Information." We provide financial services to individuals, families and small businesses. Historically, we have emphasized consumer loans, including home equity, auto, credit card and personal loans, and one- to four-family first mortgage loans. We also offer a variety of commercial loan products and deposit products. See "Business of IGA."



The Stock Offering


     JADE FINANCIAL is offering between 1,540,628 and 2,084,379 shares of common stock at $8.00 per share. As a result of changes in market and financial conditions prior to completion of the conversion or to fill the order of our employee stock ownership plan we may increase the offering to 2,397,035 shares with the approval of the Office of Thrift Supervision without further notice to you. In that event, you may not change or cancel any stock order previously delivered to us.



     Charles Webb & Company, a division of Keefe, Bruyette & Woods, Inc. will assist us in selling the stock. For further information about Charles Webb & Company's role in the offering, see "The Conversion -- Marketing Arrangements."




How We Determined The Offering Range and the $8.00 Price Per Share



     The independent appraisal by RP Financial, L.C., dated as of July 23, 1999, established the offering range. The appraisal was based both upon our financial condition and operations and upon the effect of the additional capital we will raise in this offering. RP Financial will update the appraisal before the completion of the offering. Our board of directors set the purchase price per share of the common stock at $8.00 in an effort to create a liquid trading market. Therefore, the number of shares we are offering is equal to the minimum and the maximum of the offering range divided by $8.


     Our book value per share is our shareholders' equity divided by the number of shares outstanding. After completion of the conversion and the stock offering, each share of JADE FINANCIAL common stock, including the shares given to the IGA Charitable Foundation, will have a book value of $13.51, at the maximum of the offering range. This means the price paid for each share sold in this offering will be 59.22% of the book value. This ratio is one important factor used by the appraiser in determining the appraised value of IGA. Our ratio is lower than our peer group of publicly traded thrift institutions of 103.3%.



     The following table compares our pro forma price to book value ratio and price to earnings ratio upon completion of the offering to a comparative group of 11 Mid-Atlantic thrifts. The pro forma price to book value ratio represents the ratio of the $8.00 offering price per share of JADE FINANCIAL'S common stock to JADE FINANCIAL'S pro forma book value per share at the maximum of the offering range. The pro forma price to earnings ratio represents the ratio of the $8.00 offering price per share of JADE FINANCIAL'S common stock to JADE FINANCIAL'S pro forma earnings per share based on annualized after tax reported earnings for the nine months ended March 31, 1999.



                               Price to Book        Price to
                                Value Ratio      Earnings Ratio
                              ---------------   ---------------
JADE FINANCIAL ............        59.22%           22.22x
Comparative Group .........       103.28%           16.91x


     This table shows that JADE FINANCIAL's pro forma price to book value ratio of 59.22% at the maximum of the offering range is 42.7% lower than the 103.28% average price to book value ratio of the comparable group. The table also shows that JADE FINANCIAL's pro forma price to earnings ratio of 22.22x at the maximum of the offering range is 31.40% higher than the average 16.91x price to earnings ratio of the comparable group.

Terms of the Offering

     We are offering the shares of common stock to those with subscription rights in the following order of priority:

     (1) Depositors with us on March 31, 1998.

     (2) The IGA employee stock ownership plan.

     (3) Depositors with us on June 30, 1999.

     (4) Other members of IGA on July 31, 1999.


     Shares of common stock not subscribed for in the subscription offering will be offered to the general public in a direct community offering and, if necessary, a public offering. See pages 38 to 43.

Termination of the Offering

     The subscription offering will end at 12:00 p.m., local time, on September 24, 1999. If all of the shares are not subscribed for in the subscription offering and we do not get orders for the remaining shares by November 8, 1999, we will either:


   (1) promptly return any payment you made to us, with interest, or cancel any withdrawal authorization you gave us; or

   (2) extend the offering, if allowed, and give you notice of the extension and of your rights to cancel or change your order. If we extend the offering and you do not respond to the notice, then we will cancel your order and return your payment, with interest, or cancel any withdrawal authorization you gave us. No single extension can exceed 90 days and the conversion of IGA from the mutual to the stock form of organization must be completed by September 29, 2001.


Use of the Proceeds Raised from the Sale of Common Stock

     We intend to use the net proceeds received from the offering as follows:

     $ 8,337,500 -- Used to buy all of the capital stock of IGA which will retain and use such proceeds for general corporate purposes.

     $ 1,334,000 -- Employee stock ownership plan loan.

     $   278,000 -- Cash portion of $833,750 cash and stock contribution to IGA
                    Charitable Foundation.

     $ 5,780,500 -- Retained by JADE FINANCIAL and initially placed in short-term investments for general corporate purposes.


     $15,730,000 -- Net proceeds from stock offering at the maximum of the offering range.

  ---------

     The proceeds received by IGA will increase our capital and will be available for expansion of our branch system and future lending and investment, in addition to general corporate purposes. We will have broad discretion with respect to the allocation of all funds received by IGA and retained by JADE FINANCIAL.

Dividends

     We intend to adopt a policy of paying cash dividends on the common stock, starting after the first full calendar quarter following completion of the conversion. We expect the amount of the dividend to be between $0.16 and $0.24 per year. This will provide an annual yield of 2% to 3% on the initial $8.00 per share purchase price. Based on our earnings history and expected earnings on the proceeds from the conversion, we believe we will have the financial ability to pay this dividend. Future dividends are not guaranteed and will depend on our ability to pay them. See "Our Policy Regarding Dividends" on page 18.

Market for the Common Stock


     Our common stock will be quoted on the Nasdaq SmallCap Market under the symbol "IGAF." We cannot predict whether a liquid trading market in shares of JADE FINANCIAL's common stock will develop. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop or sell them at a price equal to or above $8.00 per share even if a liquid trading market develops.


We Intend to Contribute a Total of $833,750 in Cash and Stock to a New
   Charitable Foundation

     To continue our long-standing commitment to our local community, we intend to establish the IGA Charitable Foundation, and to fund the foundation with cash and shares of our common stock with a total value equal to 5% of the shares sold in this offering. Based on the maximum amount of shares offered, we will issue an additional 69,479 shares to the foundation, worth $555,832, and make a cash contribution of $277,918. We plan for the foundation to support charitable causes in our primary market areas. Charitable contributions by IGA totaled $12,500 in 1996, $11,000 in 1997 and $16,000 in 1998. If we do
establish the foundation, then the value of the common stock will be lower than if the offering was completed without the foundation. For a further discussion of the financial impact of the foundation, see "Risk Factors -- The establishment of IGA Charitable Foundation will reduce our earnings," "Pro Forma Data" and "Comparison of Valuation and Pro Forma Information With No Foundation."

Payment for Shares

     You may pay for your subscriptions:

     (1) by personal check, official bank check or money order;

     (2) by authorizing us to withdraw money from your deposit account(s) maintained at IGA; or

     (3) in cash, if delivered in person at any full-service banking office of IGA, although we request that you exchange cash for a check with any of our tellers.

Stock Information Center

     If you have any questions regarding the offering or our change in structure, please call the Stock Information Center at (215) 322-9231.

Transfer of Subscription Rights is not Permitted

     Subscription rights are not allowed to be transferred and we will act to ensure that you do not transfer your subscription rights. We will not accept any stock orders that we believe involve the transfer of subscription rights.

Important Risks in Owning JADE FINANCIAL CORP.'s Common Stock.


     Before you decide to purchase stock in the offering, you should read the "Risk Factors" section on pages 10 and 11 of this document, in addition to the other sections of this prospectus. The common stock is subject to investment risk, including the possible loss of principal invested.

Benefits to Management from the Offering

     We intend to establish the IGA employee stock ownership plan which will purchase 8% of the shares sold in this offering. A loan from JADE FINANCIAL to the plan, funded by a portion of the proceeds from this offering, will be used to purchase these shares. If shares are not available for purchase by the employee stock ownership plan in the subscription offering, then, if the Office of Thrift Supervision approves, the plan will purchase the shares in the open market. The employee stock ownership plan will provide a retirement benefit to all employees eligible to participate in the plan.

     We also intend to adopt a stock option plan and a restricted stock plan for the benefit of directors, officers and employees, subject to shareholder approval. Under Office of Thrift Supervision regulations these plans cannot be submitted to shareholders for approval sooner than six months after completion of the conversion. If shareholders adopt a restricted stock plan, directors, officers and employees will be awarded stock at no cost to them. As a result, both the employee stock ownership plan and the restricted stock plan will increase the voting control of management without a cash outlay.

     The following table presents the total value of the shares of common stock, at the maximum of the offering range, which would be acquired by the employee stock ownership plan and the total value of all shares available for award and issuance when we grant awards under the restricted stock plan. The table assumes that the value of the shares is the same as the sales price of the shares in the offering. The table does not include a value for the options because the price paid for the option shares will be equal to the fair market value of the common stock on the day that the options are granted. As a result, financial gains can be realized under an option only if the market price of the common stock increases.

                                                                Percentage of
                                              Estimated          Shares Sold
                                           Value of Shares     in the Offering
                                          -----------------   ----------------
Employee Stock Ownership Plan .........       $1,334,000             8.0%
Restricted Stock Awards ...............          667,000             4.0
Stock Options .........................               --            10.0
                                              ----------            ----
 Total ...................... .........       $2,001,000            22.0%
                                              ==========            ====

     For a further discussion of benefits to management, see "Management."

                                 RISK FACTORS

     In addition to the other information in this document, you should consider carefully the following risk factors in evaluating an investment in the common stock.

Our Return on Equity Will Decrease and Our Expenses Will Increase After
Conversion

     The proceeds we receive from the sale of our common stock will increase our equity substantially. We expect our expenses to increase because of costs associated with our employee stock ownership plan, our restricted stock plan, and being a public company. Because of the increases in our equity and expense, our return on equity will decrease as compared to our performance in previous years and compared to our regional and national peers. A lower return on equity could hurt our stock price. See "How We Intend to Use the Proceeds" and "Pro Forma Data."

Our Increased Emphasis on Originating Commercial Real Estate Loans and Commercial Business Loans Exposes Us to a Greater Risk of Financial Loss

     Consistent with our effort to be a full-service community bank, IGA has increased its efforts to originate commercial real estate loans and commercial business loans. Both involve a higher degree of risk than single-family residential lending due to a variety of factors, including generally larger loan balances, the dependency on successful operation of a project, or the income stream of a borrower for repayment, and greater oversight efforts compared to mortgage loans. Commercial real estate loans often do not require full amortization of the loan over their term, and require successfully developing and/or selling the property. Commercial business loans often involve collateral in the form of intangible assets and/or inventory which is subject to market obsolescence. Each of these risks can be heightened by economic conditions that might adversely impact the borrowers' ability to repay the loans, including such events as an economic recession, an increase in interest rates or an increase in the rate of inflation.

Rising Interest Rates May Hurt Our Profits


     Our ability to make a profit largely depends on our net interest income. Net interest income is the difference between what we earn on loans and investments and what we pay on deposits and borrowings. The rates we earn on our assets and pay on our liabilities are generally established for a contractual period of time. We, like many savings institutions, have liabilities that generally have shorter contractual maturities than our assets. This imbalance can create significant earnings volatility, because market interest rates change over time. In a period of rising interest rates, the interest income earned on our assets may not increase as rapidly as the interest paid on our liabilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk Analysis" and "Business of IGA."


     Changes in interest rates can also affect the average life of loans and mortgage-backed and related securities. A reduction in interest rates results in increased prepayments of loans and mortgage-backed and related securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk. This means that we may not be able to reinvest prepayments at rates which are comparable to the rates we earned on the prepaid loans or securities.

The Creation of the Charitable Foundation Will Reduce Your Ownership and Voting Interest and Our Earnings

     The contribution of cash and a number of shares with a total value equal to 5% of the shares of JADE FINANCIAL sold in the offering is subject to the approval of our members at the special meeting of members called to vote upon the conversion. The stock contribution to the foundation means that your ownership and voting interest in JADE FINANCIAL will be reduced by 3.23%. The contribution to the foundation will be recorded as an expense and will decrease our earnings in the quarter and year recorded.

If Our Computer Systems Do Not Properly Work on January 1, 2000, Our Business Operations Will be Disrupted

     If our computer systems and the computer systems operated by our third party vendors do not properly work on January 1, 2000, then we could experience a disruption in our business operations. As a result, our financial condition and results of operations could be adversely affected. In addition, if we are not adequately prepared for the January 1, 2000 date change, then regulators may take action against us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issues."

The Amount of Common Stock We Will Control, Our Articles of Incorporation and Bylaws and State and Federal Statutory Provisions Could Discourage Hostile Acquisitions of Control

     Our board of directors and executive officers intend to purchase approximately 6.60% of our common stock at the maximum of the offering range. These purchases, together with the purchase of 8% of the shares by the employee stock ownership plan, as well as the potential acquisition of common stock through the proposed stock option plan and restricted stock plan will result in significant inside ownership of JADE FINANCIAL. This inside ownership and provisions in our articles of incorporation and bylaws may have the effect of discouraging a sale of JADE FINANCIAL, a proxy contest for control of JADE FINANCIAL, the assumption of control of JADE FINANCIAL by a holder of a large block of common stock and the removal of JADE FINANCIAL's management, all of which certain shareholders might think are in their best interests. These provisions include, among other things:

   o the classification of the terms of the members of the Board of Directors;

   o an 80% shareholder vote requirement for the approval of any merger or consolidation of JADE FINANCIAL into any entity that directly or indirectly owns 5% or more of JADE FINANCIAL's voting stock if such transaction is not approved in advance by at least 662/3% of the members of JADE FINANCIAL's board of directors;

   o supermajority shareholder vote requirements for the approval of certain amendments to JADE FINANCIAL's articles of incorporation and bylaws;

   o a prohibition on any holder of common stock voting more than 10% of the outstanding common stock;

   o elimination of cumulative voting by shareholders in the election of directors;

   o restrictions on the acquisition of our equity securities; and

   o the issuance of 5,000,000 shares of preferred stock that could be issued without shareholder approval on terms or in circumstances that could deter a future takeover attempt.

     In addition, the Pennsylvania Business Corporation Law provides for certain restrictions on acquisition of JADE FINANCIAL, and federal laws contain restrictions on acquisitions of control of savings and loan holding companies such as JADE FINANCIAL.

Holders of JADE FINANCIAL Common Stock May Not Be Able to Sell Their Shares When Desired or for $8.00 or More Per Share

     We have never issued common stock to the public. Consequently, there is no established market for the common stock. Our common stock will be quoted on the Nasdaq SmallCap Market under the symbol "IGAF." We cannot predict whether a liquid trading market in shares of JADE FINANCIAL's common stock will develop or how liquid that market might become. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop or sell them at a price equal to or above $8.00 per share even if a liquid trading market develops.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


     In 1998, IGA changed its fiscal year from a period ending June 30 to a period ending December 31. Accordingly, the summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" for, and as of the end of, each of the years ended June 30 and the six months ended December 31, 1998 is derived from IGA's audited financial statements. The summary information presented below under those headings for, and as of the end of, the six months ended December 31, 1997 and each of the three month periods ended March 31, 1999 and 1998 is unaudited but, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for such periods have been included. The following information is only a summary and you should read it in conjunction with our financial statements and notes beginning on page F-1.



                                                 Three Months Ended             Six Months Ended
                                                    At March 31,                At December 31,
                                            ----------------------------  ----------------------------
                                                 1999           1998           1998           1997
                                            -------------  -------------  -------------  -------------
                                                                  (In Thousands)
Selected Financial Condition Data:
Total assets .............................    $ 177,470      $ 159,637      $ 171,091      $ 152,759
Cash and cash equivalents ................       18,113         17,763         18,351         18,941
Loans receivable, net ....................      105,320         96,186        102,900         97,885
Mortgage-backed securities;
 Held-to-maturity ........................        5,594         10,598          6,635         11,895
 Available-for-sale ......................       15,529         15,641         10,176         11,223
Investment securities:
 Held-to-maturity ........................            0            500              0            500
 Available-for-sale ......................       28,240         14,480         28,726          8,920
Deposits .................................      161,429        143,911        154,888        137,223
Equity ...................................       15,096         15,074         15,276         14,991
Selected Operations Data:
Total interest income ....................    $   2,942      $   2,821      $   5,789      $   5,880
Total interest expense ...................        1,325          1,310          2,762          2,805
                                              ---------      ---------      ---------      ---------
Net interest income ......................        1,617          1,511          3,027          3,075
Provision for loan losses ................          135            376            300            397
                                              ---------      ---------      ---------      ---------
Net interest income after provision
 for loan losses .........................        1,482          1,135          2,727          2,678
Service fees .............................          125             51            338            294
Gain (loss) on sales of investment
 securities ..............................            0              0            198             26
Other non-interest income ................           99             51            268            139
                                              ---------      ---------      ---------      ---------
Total non-interest income ................          224            102            804            459
Total non-interest expense ...............        1,518          1,200          3,119          2,567
                                              ---------      ---------      ---------      ---------
Income tax expense .......................           58              0            146              0
Net income ...............................    $     130      $      37      $     266      $     570
                                              =========      =========      =========      =========
Selected Financial and Other Data:
Performance Ratios:
Return on assets (ratio of net
 income to average total assets)(1)                0.30%          0.09%          0.32%          0.72%
Return on equity (ratio of net
 income to average equity)(1) ............         3.41%          0.97%          3.46%          7.61%
Interest rate spread .....................         3.84%          3.76%          3.74%          3.82%
Net interest margin ......................         3.97%          4.01%          3.90%          4.06%
Operating expenses to average total
 assets(1) ...............................         3.64%          3.07%          3.95%          2.96%
Average interest-earning assets to
 average interest-bearing liabilities            103.77%        107.40%        104.13%        106.64%
Asset Quality Ratios:
Non-performing assets to total
 assets at end of period .................         0.11%          0.20%          0.10%          0.64%
Allowance for loan losses to non-
 performing assets .......................       549.75%        227.30%        631.76%        106.87%
Allowance for loan losses to gross
 loans receivable ........................         1.05%          0.76%          1.03%          1.05%
Capital Ratios:
Equity to total assets at end of
 period ..................................         8.51%          9.44%          8.93%          9.81%
Average equity to average assets .........         8.79%          9.75%          9.30%          9.50%
Other Data:
Number of full service offices ...........            5              5              5              5

                               [RESTUBBED TABLE]

                                                                          Year Ended
                                                                          At June 30,
                                            -----------------------------------------------------------------------
                                                 1998           1997           1996          1995          1994
                                            -------------  -------------  -------------  -----------  -------------
                                                                        (In Thousands)
Selected Financial Condition Data:
Total assets .............................    $ 159,852      $ 164,752      $ 159,463     $156,231      $ 146,964
Cash and cash equivalents ................       13,741         16,587          1,561        1,375          1,173
Loans receivable, net ....................       98,096        100,371         94,671       83,958         76,451
Mortgage-backed securities;
 Held-to-maturity ........................        9,071         14,320         16,535        9,745         10,500
 Available-for-sale ......................       14,267         13,724         19,198       13,157         15,092
Investment securities:
 Held-to-maturity ........................          499          7,731          7,115       29,229         19,498
 Available-for-sale ......................       19,340          7,199         15,411       14,258         19,519
Deposits .................................      143,934        149,846        145,818      144,016        136,771
Equity ...................................       15,080         14,246         12,918       11,624          9,756
Selected Operations Data:
Total interest income ....................    $  11,476      $  11,660      $  11,799     $ 11,236      $  10,361
Total interest expense ...................        5,475          5,655          5,705        4,954          4,163
                                              ---------      ---------      ---------     --------      ---------
Net interest income ......................        6,001          6,005          6,094        6,282          6,198
Provision for loan losses ................        1,038            847            355          330            270
                                              ---------      ---------      ---------     --------      ---------
Net interest income after provision
 for loan losses .........................        4,963          5,158          5,739        5,952          5,928
Service fees .............................          887            760            248          257            317
Gain (loss) on sales of investment
 securities ..............................            0              0             11          (70)           122
Other non-interest income ................           71             91            147          112            251
                                              ---------      ---------      ---------     --------      ---------
Total non-interest income ................          958            851            406          299            690
Total non-interest expense ...............        5,258          4,983          4,659        4,508          4,325
                                              ---------      ---------      ---------     --------      ---------
Income tax expense .......................            0              0              0            0              0
Net income ...............................    $     663      $   1,026      $   1,486     $  1,743      $   2,293
                                              =========      =========      =========     ========      =========
Selected Financial and Other Data:
Performance Ratios:
Return on assets (ratio of net
 income to average total assets)(1)                0.42%          0.64%          0.94%        1.17%          1.59%
Return on equity (ratio of net
 income to average equity)(1) ............         4.52%          7.55%         12.11%       16.30%         25.71%
Interest rate spread .....................         3.66%          3.64%          3.77%        4.22%          4.33%
Net interest margin ......................         3.93%          3.86%          3.99%        4.37%          4.44%
Operating expenses to average total
 assets(1) ...............................         3.33%          3.10%          2.96%        3.04%          3.00%
Average interest-earning assets to
 average interest-bearing liabilities            107.58%        106.17%        105.71%      104.36%        103.63%
Asset Quality Ratios:
Non-performing assets to total
 assets at end of period .................         0.14%          0.49%          0.34%        0.30%          0.22%
Allowance for loan losses to non-
 performing assets .......................       419.47%        124.69%        101.45%      192.63%        268.81%
Allowance for loan losses to gross
 loans receivable ........................         0.96%          0.99%          0.59%        1.08%          1.14%
Capital Ratios:
Equity to total assets at end of
 period ..................................         9.43%          8.65%          8.10%        7.44%          6.64%
Average equity to average assets .........         9.29%          8.45%          7.79%        7.21%          6.18%
Other Data:
Number of full service offices ...........            5              5              5            5              5

------------
(1) Annualized where applicable.

                              RECENT DEVELOPMENTS

     The selected financial and operating data presented below at June 30, 1999 and for the six months ended June 30, 1999 and 1998 are unaudited. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation have been included. The results of operations and other data for the six months ended June 30, 1999 are not necessarily indicative of the results of operations for the fiscal year ending December 31, 1999.


                                                            June 30,     December 31,
                                                              1999           1998
                                                           ----------   -------------
                                                                 (In Thousands)
Selected Financial Condition Data:
--------------------------------------------------------
Total assets ...........................................    $179,017       $171,091
Cash and cash equivalents ..............................       9,554         18,351
Loans receivable, net ..................................     108,083        102,900
Securities purchased under agreement to resell .........           0              0
Investment securities:
 Available-for-sale ....................................      41,974         28,726
 Held-to-maturity ......................................           0              0
Mortgage related securities:
 Available-for-sale ....................................      10,243         10,176
 Held-to-maturity ......................................       5,129          6,635
Deposits ...............................................     159,654        154,888
Equity .................................................      14,147         15,276


                                                             For the Six Months     For the Three Months
                                                                    Ended                   Ended
                                                                  June 30,                June 30,
                                                            ---------------------   ---------------------
                                                               1999        1998        1999        1998
                                                                           (In Thousands)
Selected Operations Data:
---------------------------------------------------------
Total interest income ...................................    $5,961      $5,596      $3,019      $2,775
Total interest expense ..................................     2,643       2,670       1,318       1,360
                                                             ------      ------      ------      ------
 Net interest income ....................................     3,318       2,926       1,701       1,415
Provision for loan losses ...............................       270         641         135         265
                                                             ------      ------      ------      ------
Net interest income after provision for loan losses .....     3,048       2,285       1,566       1,150
                                                             ------      ------      ------      ------
Service fees ............................................       279         593         154         542
Other non-interest income ...............................       245         (94)        146        (145)
                                                             ------      ------      ------      ------
 Total non-interest income ..............................       524         499         300         397
Total non-interest expense ..............................     3,073       2,691       1,555       1,491
Income tax expense ......................................       163           0         105           0
                                                             ------      ------      ------      ------
Net income ..............................................    $  336      $   93      $  206      $   56
                                                             ======      ======      ======      ======

                                                                 For the Six Months     For the Three Months
                                                                       Ended                   Ended
                                                                      June 30,
                                                               ----------------------         June 30,
                                                                  1999        1998        1999        1998
                                                               ----------  ----------  ----------  ----------
                                                                               (In Thousands)
Selected Financial Ratios and Other Data:
-------------------------------------------------------------
Performance Ratios:
 Return on average assets ...................................    0.38%       0.12%       0.46%       0.14%
 Return on average equity ...................................    4.53%       1.24%       5.64%       1.49%
 Interest rate spread information:
   Average during period ....................................    3.85%       3.64%       3.91%       3.50%
   End of period ............................................    3.92%       3.34%       3.92%       3.34%
 Net interest margin ........................................    3.81%       3.80%       3.89%       3.64%
 Ratio of operating expense to average total assets .........    3.51%       3.74%       3.49%       3.73%
 Ratio of average interest-earning assets to average
   interest-bearing liabilities .............................  104.66%     107.58%     104.09%     106.82%
Asset Quality Ratios:
 Non-performing assets to total assets at end of period .....    0.08%       0.14%       0.08%       0.14%
 Non-performing loans to total loans ........................    0.13%       0.23%       0.13%       0.23%
 Allowance for loan losses to non-performing loans ..........  838.13%     419.47%     838.13%     419.47%
 Allowance for loan losses to loans receivable, net .........    1.08%       0.96%       1.08%       0.96%
Capital Ratios:
 Equity to total assets at end of period ....................    7.90%       9.43%       7.90%       9.43%
 Average equity to average assets ...........................    8.44%       9.29%       8.44%       9.29%
Other Data:
 Number of full service offices .............................       5           5           5           5


Capital Requirements

     The following table sets forth our historical compliance with applicable capital requirements at June 30, 1999. See "How We Are Regulated--Regulatory Capital Requirements."

                           At June 30, 1999
                        -----------------------
                          Amount       Percent
                        ----------   ----------
Tangible Capital
   Actual ...........    $15,897      8.79%
   Required .........    $ 7,231      4.00%
   Excess ...........    $ 8,666      4.79%
Core Capital
   Actual ...........    $15,897      8.79%
   Required .........    $ 7,231      4.00%
   Excess ...........    $ 8,666      4.79%
Risk-based Capital
   Actual ...........    $17,062     16.57%
   Required .........    $ 8,237      8.00%
   Excess ...........    $ 8,825      8.57%

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                         RECENT FINANCIAL INFORMATION

Comparison of Financial Condition at June 30, 1999 and December 31, 1998.

     At June 30, 1999, our total assets amounted to $179.0 million compared to total assets of $171.1 million at December 31, 1998. The $7.9 million, or 4.62%, increase in total assets was due primarily to a $13.2 million increase in securities available for sale and a $5.2 million increase in net loans. We funded this increase in interest-earnings assets primarily by decreasing short-term investments in cash and cash equivalents by $8.8 million and increasing deposits. Our deposits amounted to $159.7 million at June 30, 1999 compared to $154.9 million at December 31, 1998. Our total equity decreased by $1.2 million, or 7.84%, to $14.1 million at June 30, 1999 compared to $15.3 million at December 31, 1998. The decrease in total equity was entirely due to a decrease in the fair market value of securities available for sale that was only partially offset by the profitable operations of IGA.


Comparison of Operating Results For the Six and Three Months Ended June 30, 1999 and 1998


     Net Income. Net income amounted to $336,000 for the six months ended June 30, 1999 compared to $93,000 for the six months ended June 30, 1998. The $243,000 increase in net income during the first six months of 1999 was due primarily to an increase in net interest income due to higher levels of interest-earning assets, a decrease in the provision for loan losses and an increase in non-interest income of $25,000. Net income amounted to $206,000 for the three months ended June 30, 1999 compared to $56,000 for the three months ended June 30, 1998. The $150,000 increase in net income during the three months ended June 30, 1999 was due primarily to an increase in net interest income due to higher levels of interest-earning assets and a decrease in the provision for loan losses that was partially offset by a $97,000 decrease in non-interest income.

     Interest Income and Interest Expense. Net interest income increased by $392,000, or 13.40%, for the six months ended June 30, 1999 compared to the same period in 1998. The increase in net interest income for the six months ended June 30, 1999 was due to a $365,000 increase in interest income and a decrease of $27,000 in interest expense. Net interest income increased by $286,000, or 20.21%, for the three months ended June 30, 1999 compared to the same period in 1998. The increase in net interest income was due to a $244,000 increase in interest income and a decrease of $42,000 in interest expense. The increase in interest income for the six and three months ended June 30, 1999 reflects our effort to redeploy funds from short-term overnight deposits at banks to higher yielding securities available for sale as well as increased loan activity, particularly with respect to higher yielding commercial loans. The decrease in interest expense for the six and three months ended June 30, 1999 resulted from a reduction in rates paid on interest-bearing liabilities. Our interest rate spread increased to 3.85% and 3.91% for the six and three months ended June 30, 1999, respectively, from 3.64% and 3.50% for the comparable prior year periods, respectively.


     Provision for Loan Losses. Our provision for loan losses was $270,000 for the six months ended June 30, 1999 compared to $641,000 for the six months ended June 30, 1998. Our provision for loan losses was $135,000 for the three months ended June 30, 1999 compared to $265,000 for the three months ended June 30, 1998. The decrease for the six and three months ended June 30, 1999 was a result of the higher than normal provision in 1998 that was designed to comply with the recommendation of the Office of Thrift Supervision due to the inherent risk in our loan portfolio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." At June 30, 1999, our total non-performing loans amounted to $139,000. Our allowance for loan losses amounted to $1.2 million at June 30, 1999, representing 1.08% of total loans and 838.13% of non-performing loans at such date.


     Non-interest Income. Non-interest income increased by $25,000, or 5.0%, to $524,000 for the six months ended June 30, 1999 compared to $499,000 for the same period in 1998. This increase principally resulted from increased income from our debit card product. Non-interest income decreased by $97,000, or

24.43%, to $300,000 for the three months ended June 30, 1999 compared to $397,000 for the same period in 1998. The decrease was due to an extraordinary increase in fee income in the three months ended June 30, 1998 resulting from a reclassification of service charge fees.

     Non-interest Expense. Non-interest expense amounted to $3.1 million and $1.6 million for the six and three months ended June 30, 1999, respectively, compared to $2.7 million and $1.5 million for the six and three months ended June 30, 1998, respectively. The increase in non-interest expense during the 1999 periods primarily reflects the increased number of employees during these periods and an increased level of expenses associated with operating as a federal savings bank following our conversion from a federal credit union.

     Income Taxes. IGA's income tax expense amounted to $163,000 and $105,000 for the six and three months ended June 30, 1999, respectively. For the comparable periods in 1998, IGA paid no federal income tax because, as a credit union, we were exempt from federal income tax.

     Capital Ratios. At June 30, 1999, our tangible and core capital amounted to $15.9 million, or 8.79% of adjusted total assets of $180.8 million, and our risk-based capital amounted to $17.1 million or 16.57% of adjusted risk-weighted assets of $103.0 million.

                             JADE FINANCIAL CORP.

     JADE FINANCIAL was incorporated under the laws of the Commonwealth of Pennsylvania at IGA's direction for the purpose of acquiring all of the capital stock of IGA issued in connection with the conversion. JADE FINANCIAL has received OTS approval to acquire control of IGA. Prior to the conversion, JADE FINANCIAL has not engaged in any material operations. Upon completion of the conversion, JADE FINANCIAL will have no significant assets other than all of the outstanding capital stock of IGA, a note payable from the employee stock ownership plan and 50% of the net proceeds of the conversion less the amount loaned to the employee stock ownership plan and the amount contributed to the foundation. JADE FINANCIAL's principal business will be managing the operations of IGA.

     The holding company structure will permit us to expand the financial services currently offered through IGA, although there are no definitive plans or arrangements for such expansion at present. As a holding company, we will have greater flexibility to diversify our business activities through existing or newly formed subsidiaries or through acquisition or merger with other financial institutions. At the present time, however, we do not have any plans, agreements, arrangements or understandings with respect to any such acquisitions or mergers.

     JADE FINANCIAL's executive offices are located at 213 West Street Road, Feasterville, Pennsylvania 19053, and its main telephone number is (215) 322-9000.

                              IGA FEDERAL SAVINGS

   We are a community-oriented federal mutual savings bank. We currently operate through five offices:

       o Our main office located in Feasterville, Bucks County;

       o 23rd and Market Streets in Center City, Philadelphia (the branch is located in the PECO headquarters building);

       o Grays Ferry in Southwest Philadelphia;

       o Chesterbrook in Chester County; and

       o Media in Delaware County.

Our market area consists of the Philadelphia metropolitan area, although we have a number of out-of-market customers who are retirees or employees of PECO or its affiliates who are located at out-of-market facilities. At March 31, 1999, we had total assets of $177.47 million, deposits of $161.43 million and total equity of $15.09 million.

     We are primarily engaged in the business of attracting retail deposits from the general public and originating consumer loans, including home equity, auto, credit card and personal loans and one- to four-family first mortgage loans on owner-occupied residences in our market area. We also offer a variety of commercial loan products.

     At March 31, 1999, our gross loan portfolio totaled $106.44 million, consisting principally of $62.81 million in consumer loans, including home equity loans, and $40.74 million of first mortgage loans. We also had on that date $28.24 million of investment securities and $21.12 million of mortgage-backed securities.

     IGA is subject to examination and regulation by the Office of Thrift Supervision and its savings deposits are insured up to applicable limits by the FDIC. IGA is a member of, and owns capital stock in, the Federal Home Loan Bank of Pittsburgh, which is one of 12 regional banks in the Federal Home Loan Bank System. See "How We Are Regulated -- IGA."


                       HOW WE INTEND TO USE THE PROCEEDS


     The actual net proceeds from the sale of the common stock cannot be determined until the conversion is completed. We presently anticipate, however, that the net proceeds will be between $11.63 million and $15.73 million, or up to $18.09 million if the estimated value is increased by 15%. See "Pro Forma Data" and "The Conversion -- How We Determined Our Price and Number of Shares to be Issued in the Stock Offering" for the assumptions used to arrive at these amounts. The following table sets forth the allocation of the net proceeds of the offering:




                                                               Offering Range                     Percent
                                                ---------------------------------------------     of Gross
                                                   Minimum         Midpoint        Maximum        Proceeds
                                                -------------   -------------   -------------   -----------
Purchase of IGA capital stock ...............   $ 6,162,500     $ 7,250,000      $ 8,337,500       50.00%
ESOP loan ...................................       986,000       1,160,000        1,334,000        8.00%
Cash contributed to foundation ..............       205,000         242,000          278,000        1.65%
Proceeds retained by JADE FINANCIAL .........     4,273,500       5,026,000        5,780,500       40.35%
                                                -----------     -----------      -----------
Net proceeds ................................   $11,627,000     $13,678,000      $15,730,000



     JADE FINANCIAL will contribute approximately 50% of the gross proceeds received from the sale of the common stock in exchange for all of the common stock of IGA issued in the conversion. The proceeds IGA receives in exchange for the common stock of IGA will become part of IGA's general funds for use in our business and will be used to support our existing operations. We will have broad discretion in the allocation of these funds, but we anticipate initially investing these proceeds in short-term assets similar to those currently in our portfolio. Thereafter, we will redirect the net proceeds to the origination of loans, the purchase of investment and mortgage-backed securities, and the possible expansion of our branch system, subject to market conditions.


     Furthermore, JADE FINANCIAL also intends to lend a portion of the net proceeds to the employee stock ownership plan to fund the employee stock ownership plan's purchase of 8% of the common stock. Based upon the initial purchase price of $8.00 per share, the dollar amount of the employee stock ownership plan loan would range from $986,000 to $1.33 million, or up to $1.53 million if the estimated value is increased by 15%. The interest rate to be charged by JADE FINANCIAL on the employee stock ownership plan loan will be based upon the IRS prescribed applicable federal rate at the time of origination. It is anticipated that the employee stock ownership plan will repay the loan through periodic tax-deductible contributions from IGA over a ten-year period.


     The remainder of the net proceeds will be retained by JADE FINANCIAL. We will have broad discretion in the allocation of these funds, but initially we expect the remaining proceeds will be invested in short-term investments similar to those currently in IGA's portfolio. These funds would be available for general corporate purposes that may include:


       o the payment of dividends;

       o expansion of operations through acquisitions of other financial service organizations and diversification into other related or unrelated businesses;

       o investment purposes; and

       o contribution of additional capital into IGA when and if appropriate.

See "How We Are Regulated -- JADE FINANCIAL" for a discussion of Office of Thrift Supervision activity restrictions. Currently, there are no specific plans being considered for the expansion of the business of JADE FINANCIAL.

     JADE FINANCIAL also may use a portion of the proceeds to fund a restricted stock plan equal to 4% of the number of shares sold in the conversion. This plan would be subject to shareholder approval which cannot be sought sooner than six months after the conversion. Compensation expense related to the restricted stock plan will be recognized as share awards made under the plan vest. See "Pro Forma Data." Following shareholder approval of the restricted stock plan, the plan will be funded either with shares purchased in the open market or with authorized but unissued shares. Based upon the initial purchase price of $8.00 per share, the amount required to fund the restricted stock plan through open-market purchases would range from $493,000 to $667,000, or up to $767,000 if the estimated value is increased by 15%. In the event that the price of the common stock increases above the initial $8.00 per share purchase price following completion of the offering, the amount necessary to fund the restricted stock plan would also increase.

     Following the six-month anniversary of the completion of the conversion, to the extent permitted by the Office of Thrift Supervision and based upon then existing facts and circumstances, JADE FINANCIAL's board of directors may determine to repurchase shares of common stock, subject to any applicable statutory and regulatory requirements. Such facts and circumstances may include but not be limited to:

      o market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives based on the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in JADE FINANCIAL's return on equity;

      o the avoidance of dilution to shareholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and

      o any other circumstances in which repurchases would be in the best interests of JADE FINANCIAL.

Any stock repurchases will be subject to the determination of JADE FINANCIAL's board of directors that IGA will be capitalized in excess of all applicable regulatory requirements after any such repurchases.

                        OUR POLICY REGARDING DIVIDENDS

     We intend to adopt a policy of paying cash dividends on the common stock. The Board of Directors intends to declare quarterly dividends, commencing after the first full calendar quarter following completion of the conversion of between $0.16 and $0.24 per year. This equals an annual yield of 2% to 3% on the initial $8.00 per share purchase price. Dividends, when and if paid, will be subject to determination and declaration by our board of directors at its discretion, which will take into account our consolidated financial condition and results of operations, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. We will not make a distribution as a tax-free return of capital. No assurances can be given that dividends will be declared.

     We do not presently anticipate that we will conduct significant operations independent of those of IGA for some time following the conversion. Therefore, we do not expect to have any significant source of income other than earnings on the net proceeds from the conversion retained by JADE FINANCIAL and dividends from IGA, if any. Consequently, our ability to pay cash dividends to our shareholders will be dependent upon these retained proceeds, income generated from these retained proceeds, and the ability of IGA to pay dividends to JADE FINANCIAL.

     IGA, like all savings institutions regulated by the Office of Thrift Supervision, is subject to certain restrictions on capital distributions, including the payment of dividends, based on its net income, its capital in excess of the regulatory capital requirements, and the amount of regulatory capital required for the liquidation account to be established in connection with the conversion. See "How We Are Regulated -- Limitations on Dividends and Other Capital Distributions" and "Taxation." At March 31, 1999, IGA had available $4.14 million which could be distributed pursuant to Office of Thrift Supervision regulations.

     JADE FINANCIAL will also be subject to substantially the same regulatory restrictions on the payment of dividends to shareholders. JADE FINANCIAL also is subject to the Pennsylvania Business Corporation Law which permits dividends or distributions to be paid as long as the corporation will be able to pay its debts in the ordinary course of business after making the dividend or distribution.

                          MARKET FOR THE COMMON STOCK

     We have never issued common stock to the public. Consequently, there is no established market for the common stock. Our common stock will be listed for quotation on the Nasdaq SmallCap Market under the symbol "IGAF" upon completion of the conversion. The development of a public market having the desirable characteristics of depth, liquidity and orderliness, however, depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither JADE FINANCIAL, IGA nor any market maker has any control. Accordingly, there can be no assurance that an established and liquid market for the common stock will develop, or if one develops, that it will continue. Furthermore, there can be no assurance that purchasers will be able to resell their shares of common stock at or above the price they paid for such common stock. Purchasers of common stock should consider the potentially illiquid and long-term nature of their investment.


                                CAPITALIZATION

     The following table sets forth the historical capitalization, including deposits, of IGA at March 31, 1999, and the pro forma consolidated capitalization of JADE FINANCIAL based on the sale of the common stock at the minimum, midpoint, maximum and the adjusted maximum of the estimated valuation range and the assumptions set forth under "Pro Forma Data" below.


                                                                                    Company Pro Forma
                                                                           Based upon sale at $8.00 per share
                                                            -----------------------------------------------------------------
                                                IGA                                                           Adjusted
                                             Existing         Minimum       Midpoint       Maximum             Maximum
                                          Capitalization       Shares        Shares         Shares      Shares (In Thousands)
                                         ----------------   -----------   ------------   -----------   ----------------------
Deposits(1) ..........................       $161,429        $161,429       $161,429      $161,429            $161,429
                                             --------        --------       --------      --------            --------
Shareholders' Equity:
 common stock ($0.01 par value)
   authorized -- 10,000,000
   shares; to be outstanding (as
   shown)(2) .........................             --              16             19            22                  25
 Additional paid-in capital ..........             --          11,611         13,660        15,709              18,065
 Shares issued to the
   foundation(3) .....................             --             411            483           556                 639
 Retained earnings ...................         15,690          15,690         15,690        15,690              15,690
                                             --------        --------       --------      --------            --------
 Net unrealized loss on securities
   available for sale ................           (594)           (594)          (594)         (594)               (594)
                                             --------        --------       --------      --------            --------
Less:
 Foundation contribution
   expense, net of tax benefit(4).....             --            (201)          (237)         (273)               (313)
 Common stock acquired by
   ESOP(5) ...........................             --            (986)        (1,160)       (1,334)             (1,534)
 Common stock acquired by
   restricted stock plan(6) ..........             --            (493)          (580)         (667)               (767)
                                             --------        --------       --------      --------            --------
Total Shareholders' Equity ...........       $ 15,096        $ 25,453       $ 27,281      $ 29,109            $ 31,210
                                             ========        ========       ========      ========            ========

(1) No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the conversion. Any such withdrawals will reduce pro forma deposits by the amount of such withdrawals.


(2) Reflects the issuance of the shares of common stock to be sold in the offering, including the issuance of additional shares of common stock to the foundation. Does not reflect the issuance of shares of common stock pursuant to the proposed stock option plan.

(3) Reflects shares contributed to the foundation at an assumed value of $8.00 per share.


(4) Represents the tax effect of the contribution of common stock to the foundation based on a 34% tax rate. The realization of the tax benefit is limited annually to 10% of JADE FINANCIAL's annual taxable income, subject to the ability of JADE FINANCIAL to carry forward any unused portion of the deduction for five years following the year in which the contribution is made.


(5) Assumes that 8% of the shares issued in the conversion will be purchased by the employee stock ownership plan. The funds used to acquire the employee stock ownership plan shares will be borrowed from JADE FINANCIAL. The amount to be borrowed by the employee stock ownership plan is reflected as a reduction of shareholders' equity. See "Management -- Benefits -- Employee Stock Ownership Plan and Trust."

(6) JADE FINANCIAL intends to adopt the restricted stock plan and to submit such plan to shareholders at an annual or special meeting of shareholders held at least six months following the completion of the conversion. If the plan is approved by shareholders, JADE FINANCIAL intends to contribute sufficient funds to the restricted stock plan to enable the plan to purchase a number of shares of common stock equal to 4.0% of the common stock sold in the offerings. Assumes that shareholder approval has been obtained and that the shares have been purchased in the open market at the purchase price. However, in the event JADE FINANCIAL issues authorized but unissued shares of common stock to the restricted stock plan in the amount of 4.0% of the common stock sold in the offerings, the voting interests of existing shareholders would be diluted approximately 3.8%. The shares are reflected as a reduction of shareholders' equity. See "Pro Forma Data" and "Management -- Benefits -- Management Recognition Plan."


                                      IGA
                  EXCEEDS ALL REGULATORY CAPITAL REQUIREMENTS

     At March 31, 1999, IGA exceeded all of the regulatory capital requirements applicable to it. The following table sets forth the historical regulatory capital of IGA at March 31, 1999 and the pro forma regulatory capital of IGA after giving effect to the stock issuance, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by IGA of 50% of the net stock issuance proceeds, minus expenses. The pro forma risk-based capital amounts assume the investment of the net proceeds received by IGA in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at March 31, 1999.

                                  Historical
                              at March 31, 1999
                           ------------------------
                             Amount     Percent(1)
                           ----------  ------------
                            (Dollars in Thousands)
Capital and Retained
 Earnings Under Generally
  Accepted Accounting
  Principles ............   $15,096       8.51%
                            =======      =====
Tangible Capital
 Capital level ..........   $15,496       8.71%
                            =======      =====
 Requirement ............     2,668       1.50%
                            -------      -----
 Excess .................   $12,828       7.21%
                            =======      =====
Core Capital
 Capital level ..........   $15,496       8.71%
 Requirement ............     5,336       3.00%
                            -------      -----
 Excess .................   $10,160       5.71%
                            =======      =====
Risk-Based Capital
 Capital level ..........   $16,612      16.58%
 Requirement ............     8,013       8.00%
                            -------      -----
 Excess .................   $ 8,599       8.58%
                            =======      =====

                               [RESTUBBED TABLE]


                                                                Pro Forma at March 31, 1999
                           -----------------------------------------------------------------------------------------------------
                                  1,540,628                 1,812,503                 2,084,379                 2,397,035
                                Shares Sold at            Shares Sold at            Shares Sold at           Shares Sold at
                                   Minimum                   Midpoint                  Maximum              Adjusted Maximum
                           ------------------------  ------------------------  ------------------------  -----------------------
                             Amount     Percent(1)     Amount     Percent(1)     Amount     Percent(1)     Amount     Percent(1)
                           ----------  ------------  ----------  ------------  ----------  ------------  ----------  -----------
                                                                  (Dollars in Thousands)
Capital and Retained
 Earnings Under Generally
  Accepted Accounting
  Principles ............   $19,743      10.78%       $20,562      11.17%        $21,382      11.55%       $22,325      11.99%
                            =======      =====        =======      =====         =======      =====        =======      =====
Tangible Capital
 Capital level ..........   $20,143      10.98%       $20,962      11.36%        $21,782      11.74%       $22,725      12.18%
                            =======      =====        =======      =====         =======      =====        =======      =====
 Requirement ............     2,752       1.50%         2,767       1.50%          2,782       1.50%         2,799       1.50%
                            -------      -----        -------      -----         -------      -----        -------      -----
 Excess .................   $17,390       9.48%       $18,195       9.86%        $19,000      10.24%       $19,926      10.68%
                            =======      =====        =======      =====         =======      =====        =======      =====
Core Capital
 Capital level ..........   $20,143      10.98%       $20,962      11.36%        $21,782      11.74%       $22,725      12.18%
 Requirement ............     5,505       3.00%         5,535       3.00%          5,565       3.00%         5,599       3.00%
                            -------      -----        -------      -----         -------      -----        -------      -----
 Excess .................   $14,638       7.98%       $15,428       8.36%        $16,218       8.74%       $17,127       9.18%
                            =======      =====        =======      =====         =======      =====        =======      =====
Risk-Based Capital
 Capital level ..........   $21,259      20.99%       $22,078      21.75%        $22,898      22.52%       $23,841      23.39%
 Requirement ............     8,103       8.00%         8,119       8.00%          8,135       8.00%         8,153       8.00%
                            -------      -----        -------      -----         -------      -----        -------      -----
 Excess .................   $13,155      12.99%       $13,959      13.75%        $14,763      14.52%       $15,688      15.39%
                            =======      =====        =======      =====         =======      =====        =======      =====


(1) Tangible and core capital figures are determined as a percentage of total adjusted assets; risk-based capital figures are determined as a percentage of risk-weighted assets.

                                PRO FORMA DATA

     The following tables set forth the historical and pro forma consolidated income, shareholders' equity and other data of JADE FINANCIAL after giving effect to the conversion at or for the three month period ended March 31, 1999 and the six month period ended December 31, 1998. Unaudited pro forma consolidated income and related data have been calculated assuming:


       o common stock had been sold at the beginning of such period, and yielded net proceeds to JADE FINANCIAL as indicated,

       o an amount equal to 5% of the dollar value of shares sold in the conversion were donated to the foundation and this donation was comprised of 2/3 shares of stock and 1/3 cash,

       o 50% of such net proceeds were retained by JADE FINANCIAL and the remainder were used to purchase all of the stock of IGA, and

       o such net proceeds, less the cash contributed to the foundation and the amounts necessary to fund the employee stock ownership plan and restricted stock plan were invested at 4.70% and 4.52% at the beginning of each of the periods ended March 31, 1999 and December 31, 1998, respectively.

The foregoing yields approximate the yields on the one-year U.S. Treasury bill at the applicable period end, net of tax. The use of the treasury rate is viewed to be more relevant than the use of an arithmetic average of the weighted average yield earned by IGA on its interest-earning assets and the weighted average rate paid on its interest-bearing liabilities during such periods. The pro forma after-tax yields for JADE FINANCIAL that is used to tax-effect historical earnings and the earnings on estimated net proceeds is based on a combined federal and state effective tax rate of 34% for the period.


     In calculating the fees to be paid as part of the offering, the table assumes that expenses equal 4% of the offering. Actual conversion expenses may be more or less than those estimated because the fees paid to Charles Webb & Company and other brokers will depend upon the categories of purchasers, the purchase price and market conditions and other factors.

     The shareholders' equity and related data presented herein are not intended to represent the fair market value of the common stock, the current value of assets or liabilities or the amounts, if any, that would be available for distribution to shareholders in the event of liquidation. For additional information regarding the liquidation account, see "The Conversion -- Effects of Conversion on Depositors and Borrowers of IGA -- Liquidation." The pro forma income and related data derived from the assumptions set forth above should not be considered indicative of the actual results of operations of JADE FINANCIAL for the period and the assumptions regarding investment yields should not be considered indicative of the actual yields expected to be achieved during any future period. Such pro forma data may be materially affected by a change in the number of shares to be issued in the conversion and other factors.

     The following tables assume that the common stock contribution to the foundation is approved as part of the conversion and therefore gives effect to the issuance of authorized but unissued shares of the common stock to the foundation concurrently with the completion of the conversion.

     Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the shares purchased by the employee stock ownership plan and the effect of the issuance of shares to the foundation. See Notes 1 and 4 to the tables below. No effect has been given in the pro forma shareholders' equity calculations for the assumed earnings on the net proceeds. As discussed under "How We Intend to Use the Proceeds," JADE FINANCIAL intends to make a loan to fund the purchase of 8.0% of the common stock by the employee stock ownership plan and intends to retain 50% of the net proceeds from the offering.


     No effect has been given in the tables to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See "Management -- Benefits -- Stock Compensation Plan." The table below gives effect to the restricted stock plan which is expected to be adopted by JADE FINANCIAL following the reorganization and presented along with the stock option plan to shareholders for approval at an annual or special meeting of shareholders to be held at least six months following the completion of the conversion. If the restricted stock plan is approved by shareholders, the restricted stock plan intends to acquire an amount of common stock equal to 4.0% of the shares of common stock sold in the offering, either through open market purchases or from authorized but unissued shares of common stock, if permissible. The table below assumes that shareholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the restricted stock plan are purchased in the open market at the purchase price. No effect has been given to JADE FINANCIAL's results of operations after the reorganization, the market price of the common stock after the reorganization or a less than 4.0% purchase by the restricted stock plan.

                                                                  At or for the Three Months Ended March 31, 1999
                                                            ------------------------------------------------------------
                                                              1,540,628       1,812,503       2,084,379       2,397,035
                                                              shares at       shares at       shares at       shares at
                                                                $8.00           $8.00           $8.00           $8.00
                                                              Per Share       Per Share       Per Share       Per Share
                                                            -------------   -------------   -------------   ------------
                                                                  (Dollars in thousands, except per share amounts)
Gross proceeds ..........................................    $   12,325      $   14,500      $   16,675      $   19,176
Plus: shares issued to the foundation(1) ................           411             483             556             639
                                                             ----------      ----------      ----------      ----------
Pro forma market capitalization .........................    $   12,736      $   14,983      $   17,231      $   19,815
Gross proceeds ..........................................        12,325          14,500          16,675          19,176
Less expenses ...........................................           493             580             667             767
Less cash contributions to foundation ...................           205             242             278             320
 Estimated net proceeds .................................        11,627          13,678          15,730          18,090
Less ESOP funded by JADE FINANCIAL ......................          (986)         (1,160)         (1,334)         (1,534)
Less restricted stock plan shares .......................          (493)           (580)           (667)           (767)
                                                             ----------      ----------      ----------      ----------
 Estimated investable net proceeds(2) ...................        10,148          11,938          13,729          15,788
Net income:
 Historical earnings ....................................    $      130      $      130      $      130      $      130
 Pro forma earnings on net proceeds(3) ..................            79              93             106             122
 Pro forma ESOP adjustment(4) ...........................           (16)            (19)            (22)            (25)
 Restricted stock plan(5) ...............................           (16)            (19)            (22)            (25)
                                                             ----------      ----------      ----------      ----------
  Pro forma net income (6) ..............................    $      177      $      185      $      192      $      202
                                                             ==========      ==========      ==========      ==========
Net income per share:
 Historical earnings ....................................    $     0.09       $    0.07       $    0.06       $    0.06
 Pro forma earnings on net proceeds .....................          0.05            0.05            0.05            0.05
 Pro forma ESOP adjustment(4) ...........................       (  0.01)        (  0.01)        (  0.01)        (  0.01)
 Restricted stock plan(5) ...............................       (  0.01)        (  0.01)        (  0.01)        (  0.01)
                                                             ----------      ----------      ----------      ----------
  Pro forma earnings per share(6) .......................    $     0.12       $    0.10       $    0.09       $    0.09
Ratio of offering price to pro forma net annualized
 income per share .......................................         16.67           20.00           22.22           22.22
Number of shares used in calculating pro forma
 earnings per share .....................................     1,471,810       1,731,541       1,991,272       2,289,963
Estimated net proceeds ..................................        11,627          13,678          15,730          18,090
Shareholders' equity:
 Historical .............................................        15,096          15,096          15,096          15,096
 Plus shares issued to foundation .......................           411             483             556             639
 Less contribution to foundation ........................          (411)           (483)           (556)           (639)
 Plus tax benefit of stock contribution .................           210             246             283             326
 Less: common stock acquired by ESOP(4) .................          (986)         (1,160)         (1,334)         (1,534)
    common stock acquired by restricted stock
     plan(5) ............................................          (493)           (580)           (667)           (767)
                                                             ----------      ----------      ----------      ----------
 Pro forma shareholders' equity .........................    $   25,453      $   27,281      $   29,109      $   31,210
                                                             ==========      ==========      ==========      ==========
Shareholders' equity per share:
 Historical .............................................    $     9.48       $    8.06       $    7.01       $    6.09
 Pro forma increase due to the sale of common
  stock in the conversion ...............................          7.30            7.30            7.30            7.30
 Plus shares issued to foundation .......................          0.26            0.26            0.26            0.26
 Less contribution to foundation ........................       (  0.26)        (  0.26)        (  0.26)        (  0.26)
 Plus tax benefit of stock contribution .................          0.13            0.13            0.13            0.13
 Less: common stock acquired by ESOP(4) .................       (  0.62)        (  0.62)        (  0.62)        (  0.62)
    common stock acquired by restricted stock
     plan(5) ............................................       (  0.31)        (  0.31)        (  0.31)        (  0.31)
                                                             ----------      ----------      ----------      ----------
  Pro forma shareholders' equity per share ..............    $    15.98       $   14.56       $   13.51       $   12.59
                                                             ==========      ==========      ==========      ==========
Offering price as a percentage of pro forma share-
 holders' equity per share ..............................         50.06%          54.95%          59.22%          63.54%
Number of shares (including foundation shares)
 used to calculate shareholders equity per share ........     1,591,979       1,872,916       2,153,854       2,476,932

                                                                  At or for the Six Months Ended December 31, 1998
                                                            ------------------------------------------------------------
                                                              1,540,628       1,812,503       2,084,379       2,397,035
                                                              shares at       shares at       shares at       shares at
                                                                $8.00           $8.00           $8.00           $8.00
                                                              Per Share       Per Share       Per Share       Per Share
                                                            -------------   -------------   -------------   ------------
                                                                  (Dollars in thousands, except per share amounts)
Gross proceeds ..........................................    $   12,325      $   14,500      $   16,675      $   19,176
Plus: shares issued to the foundation(1) ................           411             483             556             639
                                                             ----------      ----------      ----------      ----------
Pro forma market capitalization .........................    $   12,736      $   14,983      $   17,231      $   19,815
Gross proceeds ..........................................        12,325          14,500          16,675          19,176
Less expenses ...........................................           493             580             667             767
Less cash contributions to foundation ...................           205             342             278             320
 Estimated net proceeds .................................        11,627          13,678          15,730          18,090
Less ESOP funded by JADE FINANCIAL ......................          (986)         (1,160)         (1,334)         (1,534)
Less restricted stock plan shares .......................          (493)           (580)           (667)           (767)
                                                             ----------      ----------      ----------      ----------
 Estimated investable net proceeds(2) ...................        10,148          11,938          13,729          15,788
Net income:
 Historical earnings ....................................    $      266      $      266      $      266      $      266
 Pro forma earnings on net proceeds(3) ..................           152             178             205             236
 Pro forma ESOP adjustment(4) ...........................           (33)            (39)            (44)            (51)
 Restricted stock plan(5) ...............................           (33)            (39)            (44)            (51)
                                                             ----------      ----------      ----------      ----------
  Pro forma net income (6) ..............................    $      353      $      367      $      383      $      401
                                                             ==========      ==========      ==========      ==========
Net income per share:
 Historical earnings ....................................    $     0.18       $    0.15       $    0.13       $    0.12
 Pro forma earnings on net proceeds .....................          0.10            0.10            0.10            0.10
 Pro forma ESOP adjustment(4) ...........................       (  0.02)        (  0.02)        (  0.02)        (  0.02)
 Restricted stock plan(5) ...............................       (  0.02)        (  0.02)        (  0.02)        (  0.02)
                                                             ----------      ----------      ----------      ----------
  Pro forma earnings per share(6) .......................    $     0.24       $    0.21       $    0.19       $    0.18
Ratio of offering price to pro forma net annualized
 income per share .......................................         16.67           19.05           21.05           22.22
 Number of shares used in calculating pro forma
  earnings per share ....................................     1,474,891       1,735,166       1,995,444       2,294,757
Estimated net proceeds ..................................        11,627          13,678          15,730          18,090
Shareholders' equity:
 Historical .............................................        15,276          15,276          15,276          15,276
 Plus shares issued to foundation .......................           411             483             556             639
 Less contribution to foundation ........................          (411)           (483)           (556)           (639)
 Plus tax benefit of stock contribution .................           210             246             283             326
 Less: common stock acquired by ESOP(4) .................          (986)         (1,160)         (1,334)         (1,534)
    common stock acquired by restricted stock
     plan(5) ............................................          (493)           (580)           (667)           (767)
                                                             ----------      ----------      ----------      ----------
  Pro forma shareholders' equity ........................    $   25,633      $   27,461      $   29,289      $   31,390
                                                             ==========      ==========      ==========      ==========
Shareholders' equity per share:
 Historical .............................................    $     9.60       $    8.16       $    7.09       $    6.17
 Pro forma increase due to the sale of common
  stock in the conversion ...............................          7.30            7.30            7.30            7.30
 Plus shares issued to foundation .......................          0.26            0.26            0.26            0.26
 Less contribution to foundation ........................       (  0.26)        (  0.26)        (  0.26)        (  0.26)
 Plus tax benefit of stock contribution .................          0.13            0.13            0.13            0.13
 Less: common stock acquired by ESOP(4) .................       (  0.62)        (  0.62)        (  0.62)        (  0.62)
    common stock acquired by restricted stock
     plan(5) ............................................       (  0.31)        (  0.31)        (  0.31)        (  0.31)
                                                             ----------      ----------      ----------      ----------
  Pro forma shareholders' equity per share ..............    $    16.10       $   14.66       $   13.59       $   12.67
                                                             ==========      ==========      ==========      ==========
Offering price as a percentage of pro forma share-
 holders' equity per share ..............................         49.69%          54.57%          58.87%          63.14%
Number of shares (including foundation shares)
 used to calculate shareholders equity per share ........     1,591,979       1,872,916       2,153,854       2,476,932

------------
(1) Subject to member approval, JADE FINANCIAL intends to contribute to the foundation within 12 months following the completion of the conversion an amount equal to 5% of the dollar value of shares sold in the offering, two-thirds of which will be shares of JADE FINANCIAL's common stock and one-third of which will be cash. See "The Conversion -- Stock Contribution to the

    Charitable Foundation." The contributed shares will be donated or sold for nominal consideration, accordingly, they will not add to the gross proceeds. Such shares are, however, issued and outstanding and therefore add to JADE FINANCIAL's market capitalization. The amount of the common stock contributed to the foundation will be accrued as an expense in the fiscal quarter in which the conversion is completed. The pro forma earnings data does not reflect such non-recurring accrual. Both the historical and pro forma per share data assume that the common stock contribution to the foundation is made.

(2) Reflects a reduction to net proceeds for the cost of the employee stock ownership plan and the restricted stock plan (assuming shareholder ratification is received) which it is assumed will be funded from the net proceeds retained by JADE FINANCIAL.

(3) No effect has been given to withdrawals from savings accounts for the purpose of purchasing common stock in the conversion. For purposes of calculating pro forma net income, proceeds attributable to purchases by the employee stock ownership plan and restricted stock plan, that will be funded by JADE FINANCIAL have been deducted from net proceeds.

(4) It is assumed that 8% of the shares of common stock issued in the conversion will be purchased by the employee ownership plan. The funds used to acquire such shares will be borrowed by the employee stock ownership plan from JADE FINANCIAL. IGA intends to make contributions to the employee stock ownership plan in amounts at least equal to the principal and interest requirements necessary to pay the debt. IGA's payment of the employee stock ownership plan debt will offset the interest paid by IGA. Accordingly, the only expense to JADE FINANCIAL on a consolidated basis will be related to the allocations of earned employee stock ownership plan shares which will be based on the number of shares committed to be released to participants for the year at the average market value of the shares during the year tax-effected at 34%. The amount of employee stock ownership plan debt is reflected as a reduction of shareholders' equity. In the event that the employee stock ownership plan were to receive a loan from an independent third party, both employee stock ownership plan expense and earnings on the proceeds retained by JADE FINANCIAL would be expected to increase. For purposes of calculating earnings per share, unallocated, employee stock ownership plan shares are not considered to be outstanding. In addition, the employee stock ownership plan shares committed to be released at the end of the year are assumed to be outstanding at the beginning of the year.

(5) Adjustments to both book value and net earnings have been made to give effect to the proposed open market purchase (based upon an assumed purchase price of $8.00 per share) following conversion by the restricted stock plan (assuming shareholder ratification of such plan is received) of an amount of shares equal to 4% of the shares of common stock issued in the conversion for the benefit of directors and officers. It is assumed that the sale of the shares to the restricted stock plan occurred at the beginning of the period. Funds used by the restricted stock plan to purchase the shares will be contributed to the restricted stock plan by JADE FINANCIAL if the restricted stock plan is ratified by shareholders following the conversion. Therefore, this funding is assumed to reduce the proceeds available for reinvestment. For financial accounting purposes, the amount of the contribution will be recorded as a compensation expense (although not an actual expenditure of funds) over the period of vesting. These grants are expected to vest in equal annual installments over a period of years following shareholder ratification of the restricted stock plan. In the event the restricted stock plan is unable to purchase a sufficient number of shares of common stock to fund the restricted stock plan, JADE FINANCIAL may issue authorized but unissued shares of common stock to fund the remaining balance. In the event the restricted stock plan is funded by the issuance of authorized but unissued shares in an amount equal to 4% of the shares sold in the conversion, the interests of existing shareholders would be diluted up to approximately 3.8%.

    In the event that the restricted stock plan is funded through authorized but unissued shares, for the three months ended March 31, 1999, pro forma net income per share would be $0.13, $0.11, $0.11 and $0.10, respectively, and pro forma shareholders' equity per share would be $15.69, $14.32, $13.31 and $12.43, respectively, in each case at the minimum, midpoint, maximum and adjusted maximum of the estimated valuation range. In the event that the restricted stock plan is funded through authorized but unissued shares, for the six months ended December 31, 1998, pro forma net income per share would be $0.26, $0.23, $0.21 and $0.19, respectively, and pro forma shareholders' equity per share would be $15.80, $14.41, $13.39 and $12.50, respectively, in each case at the minimum, midpoint, maximum and adjusted maximum of the estimated valuation range.

(6) No effect has been given to the shares to be reserved for issuance under the proposed stock option plan which is expected to be adopted by JADE FINANCIAL following the conversion, subject to shareholder approval. In the event the stock option plan is funded by the issuance of authorized but unissued shares in an amount equal to 10% of the shares sold in the conversion, at $8.00 per share, the interests of existing shareholders would be diluted as follows:

  o pro forma net income per share for the three months ended March 31, 1999 would be $0.11, $0.10, $0.09, and $0.08, respectively, and pro forma shareholders' equity per share would be $15.29, $13.99, $13.03 and $12.20, respectively, in each case at the minimum, maximum and adjusted maximum of the estimated valuation range.

  o pro forma net income per share for the six months ended December 31, 1999 would be $0.22, $0.20, $0.18 and $0.16, respectively, and pro forma shareholders' equity per share would be $15.39, $14.08, $13.11 and $12.26, respectively, in each case at the minimum, maximum and adjusted maximum of the estimated valuation range.

  In the alternative, JADE FINANCIAL may purchase shares in the open market to fund the stock option plan following shareholder approval of such plan. To the extent the entire 10% of the shares to be reserved for issuance under the stock option plan is funded through open market purchases at the purchase price of $8.00 per share, proceeds available for reinvestment would be reduced by $1.23 million, $1.45 million, $1.67 million and $1.92 million at the minimum, midpoint, maximum and adjusted maximum of the estimated valuation range. See "Management -- Benefits -- Stock Compensation Plan."

               COMPARISON OF VALUATION AND PRO FORMA INFORMATION
                              WITH NO FOUNDATION

     In the event that the common stock contribution to the foundation is not made, RP Financial has estimated that the amount of common stock offered for sale in the conversion would increase by approximately $750,000 and that the overall market capitalization would increase by $267,000, all at the midpoint of the estimated valuation range. Under such circumstances, pro forma shareholders' equity at March 31, 1999 of JADE FINANCIAL would be approximately $27.91 million, at the midpoint, which is approximately $625,000 greater than the pro forma shareholders' equity of JADE FINANCIAL would be if the common stock contribution is made to the foundation. In preparing this estimate, it has been assumed that the pro forma price to book value ratio would be approximately the same under both the current appraisal and the estimate of the value of JADE FINANCIAL without the common stock contribution to the foundation at the midpoint of the estimated valuation range. Further, assuming the midpoint of the estimated valuation range, pro forma shareholders' equity per share and pro forma earnings per share would be substantially the same with the common stock contribution as without such contribution. In this regard, pro forma shareholders' equity and pro forma net income per share at and for the period ended March 31, 1999 would be $14.64 and $0.11, respectively, at the midpoint of the estimate, assuming no common stock contribution. The pro forma price to book value ratio and the pro forma price to earnings ratio at and for the period ended March 31, 1999 are 54.64% and 18.18x, respectively, at the midpoint of the estimate, assuming no common stock contribution, and are 54.95% and 20.00x, respectively, with the common stock contribution. This estimate by RP Financial is solely for purposes of providing members with sufficient information with which to make an informed decision on the common stock contribution. There is no assurance that in the event the common stock contribution is not approved at the special meeting of members that the appraisal prepared at that time would conclude that the pro forma market value of JADE FINANCIAL would be the same as that estimated herein.

     For comparative purposes only, set forth below are certain pricing ratios and financial data and ratios, with and without a foundation at the minimum, midpoint, maximum and adjusted maximum of the estimated valuation range, assuming the conversion was completed at March 31, 1999.



                                 At the Maximum           At the Minimum
                                ----------------  ------------------------------
                                   With Stock        No Stock       With Stock
                                  Contribution     Contribution    Contribution
                                ----------------  --------------  --------------
Estimated offering
 amount.......................     $  12,325        $  12,963       $  14,500
Pro forma market
 capitalization ..............        12,736           12,963          14,983
Total assets .................       187,827          188,358         189,655
Total liabilities ............       162,374          162,374         162,374
Pro forma shareholders'
 equity ......................        25,453           25,984          27,281
Pro forma consolidated
 net earnings ................           175              178             183
Pro forma shareholders'
 equity per share ............         15.98            16.04           14.56
Pro forma consolidated
 net earnings per share.......          0.12             0.13            0.10
Pro forma pricing ratios:
 Offering price as a
  percentage of pro
  forma shareholders'
  equity per share ...........         50.06%           49.88%          54.95%
 Offering price to pro
  forma net earnings
  per share ..................         16.67            15.38           20.00
 Offering price to assets               6.78%            6.88%           7.90%
Pro forma financial
 ratios:
 Return on assets ............          0.37%            0.38%           0.39%
 Return on share-
  holders' equity ............          2.75%            2.74%           2.68%
 Shareholders' equity to
  assets .....................         13.55%           13.80%          14.38%


                               {RESTUBBED TABLE]

                                       At the Midpoint                  At the Maximum           As Adjusted
                                ------------------------------  ------------------------------  -------------
                                   No Stock       With Stock       No Stock       With Stock       No Stock
                                 Contribution    Contribution    Contribution    Contribution    Contribution
                                --------------  --------------  --------------  --------------  -------------
Estimated offering
 amount.......................    $  15,250       $  16,675       $  17,538       $  19,176       $  20,168
Pro forma market
 capitalization ..............       15,250          17,231          17,538          19,815          20,168
Total assets .................      190,280         191,483         192,201         193,584         194,411
Total liabilities ............      162,374         162,374         162,374         162,374         162,374
Pro forma shareholders'
 equity ......................       27,906          29,109          29,827          31,210          32,037
Pro forma consolidated
 net earnings ................          187             190             196             200             205
Pro forma shareholders'
 equity per share ............        14.64           13.51           13.61           12.59           12.71
Pro forma consolidated
 net earnings per share.......         0.11            0.09            0.10            0.09            0.10
Pro forma pricing ratios:
 Offering price as a
  percentage of pro
  forma shareholders'
  equity per share ...........        54.64%          59.22%          58.78%          63.54%          62.94%
 Offering price to pro
  forma net earnings
  per share ..................        18.18           22.22           20.00           22.22           20.00
 Offering price to assets              8.01%           9.00%           9.12%          10.24%          10.37%
Pro forma financial
 ratios:
 Return on assets ............         0.39%           0.40%           0.41%           0.41%           0.42%
 Return on share-
  holders' equity ............         2.68%           2.61%           2.63%           2.56%           2.56%
 Shareholders' equity to
  assets .....................        14.67%          15.20%          15.52%          16.12%          16.48%


                                THE CONVERSION

     The board of directors of IGA and the Office of Thrift Supervision have approved the plan of conversion. The Office of Thrift Supervision approval is subject to approval of the plan of conversion by IGA's members, and subject to the satisfaction of certain other conditions imposed by the Office of Thrift Supervision. The Office of Thrift Supervision approval does not constitute a recommendation or endorsement of the plan of conversion.

General

     On May 26, 1999, IGA adopted a plan of conversion, pursuant to which IGA proposes converting from a federally chartered mutual savings institution to a federally chartered stock savings institution. IGA will be a wholly owned subsidiary of JADE FINANCIAL immediately after the conversion. The conversion will include adoption of the proposed federal stock charter and bylaws, which will authorize IGA to issue capital stock. Under the plan, IGA's common stock will be sold to JADE FINANCIAL and JADE FINANCIAL's common stock is being offered to IGA's eligible depositors and other members and then to the public. The conversion will be accounted for at historical cost in a manner similar to a pooling of interests. The Office of Thrift Supervision has approved JADE FINANCIAL's application to become a savings and loan holding company and to acquire all of IGA's common stock to be issued in the conversion.

     JADE FINANCIAL's common stock is first being offered in a subscription offering to holders of subscription rights. To the extent shares of common stock remain available after the subscription offering, shares of JADE FINANCIAL's common stock may be offered in a community offering and/or a syndicated community offering on a best efforts basis through Charles Webb & Company in a manner designed to promote a wide distribution of the shares. The community offering and the syndicated community offering, if any, may commence with, at any time during, or as soon as practicable after the subscription offering. If there are any unsold shares of common stock after the subscription offering, community offering and syndicated community offering, JADE FINANCIAL may offer the remaining shares in a public offering conducted on a best efforts basis by Charles Webb & Company. JADE FINANCIAL has the right, in its sole discretion, to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering, the syndicated community offering and the public offering. See "-- Offering of common stock."

     Subscriptions for shares of common stock will be subject to the maximum and minimum purchase limitations set forth in the plan of conversion.

     The completion of the offering is subject to market conditions and other factors beyond JADE FINANCIAL's control. No assurance can be given as to the length of time JADE FINANCIAL will need to complete the sale of common stock being offered in the conversion following approval of the plan of conversion at the meeting of IGA's members. If delays are experienced, significant changes may occur in the estimated valuation range with corresponding changes in the offering price and the net proceeds to be realized by JADE FINANCIAL from the sale of the shares. In the event the conversion is terminated, IGA will charge all conversion expenses against current income and any funds collected by IGA in the offering will be promptly returned, with interest, to each subscriber.

Our Reasons for the Corporate Change

     As a mutual institution, IGA has no authority to issue shares of capital stock and consequently has no access to market sources of equity capital. Only by generating and retaining earnings from year to year is IGA able to increase its capital position.

     As a stock corporation upon completion of the conversion, IGA will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions. The ability to raise new equity capital through the issuance and sale of IGA or JADE FINANCIAL's capital stock will allow IGA the flexibility to increase its capital position more rapidly than by accumulating earnings and at times deemed advantageous by the board of directors of IGA. It will also support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require. The ability to attract new capital also will help IGA address the needs of the communities it serves and enhance its ability to make acquisitions or expand into new businesses. The acquisition alternatives available to IGA are quite limited as a mutual institution, because of a requirement in Office of Thrift Supervision regulations that the surviving institution in a merger involving a mutual institution generally must be in mutual form. After the conversion, IGA will have increased ability to merge with other stock institutions and we may acquire control of other stock savings associations and retain the acquired institution as our separate subsidiary. Finally, the ability to issue capital stock will enable us to establish stock compensation plans for directors, officers and employees, giving them equity interests in JADE FINANCIAL and greater incentive to improve IGA's performance. For a description of the stock compensation plans which will be adopted by us in connection with the conversion, see "Management -- Benefits."

     After considering the advantages and disadvantages of the conversion, as well as applicable fiduciary duties and alternative transactions, the board of directors of IGA unanimously approved the conversion as being in the best interests of IGA and equitable to its account holders.

Effects of the Conversion

     General. The conversion will have no effect on IGA's present business of accepting deposits and investing its funds in loans and other investments permitted by law. The conversion will not result in any change in the existing services provided to depositors and borrowers, or in existing offices, management and staff. IGA will continue to be subject to regulation, supervision and examination by the Office of Thrift Supervision and the FDIC.

     Deposits and Loans. Each holder of a deposit account in IGA at the time of the conversion will continue as an account holder in IGA after the conversion, and the conversion will not affect the deposit balance, interest rate or other terms of such accounts. Each account will be insured by the FDIC to the same extent as before the conversion. Depositors in IGA will continue to hold their existing certificates, passbooks and other evidence of their accounts. The conversion will not affect the loan terms of any borrower from IGA. The amount, interest rate, maturity, security for and obligations under each loan will remain as they existed prior to the conversion.

     Continuity. During the conversion and stock issuance process, the normal business of IGA of accepting deposits and making loans will continue without interruption. Following completion of the conversion, IGA will continue to be subject to regulation by the Office of Thrift Supervision, and FDIC insurance of accounts will continue without interruption. After the conversion, IGA will continue to provide services for depositors and borrowers under current policies and by its present management and staff.

     The board of directors presently serving IGA will serve as the board of directors of IGA after the conversion. The initial members of the board of directors of JADE FINANCIAL will consist of five individuals currently serving on the board of directors of IGA. After the conversion, the voting shareholders of JADE FINANCIAL will elect approximately one-third of JADE FINANCIAL's directors annually, and the directors of IGA will be elected annually by JADE FINANCIAL's board of directors. All current officers of IGA will retain their positions with IGA. See "Management -- Management of JADE FINANCIAL."

     Voting Rights. Currently, depositors and certain borrowers of IGA have voting rights to elect IGA's directors and control IGA's affairs. After the conversion, JADE FINANCIAL will be the sole shareholder of IGA and, therefore, possess exclusive voting rights with respect to IGA. JADE FINANCIAL's shareholders will be entitled to vote on any matters to be considered by JADE FINANCIAL's shareholders. See "Description of Capital Stock of JADE FINANCIAL."

     Depositors' Rights if IGA Liquidates. There are currently no plans to liquidate IGA or JADE FINANCIAL before or after completion of the conversion. However, in the event IGA liquidates before or after the conversion, deposit account holders would be entitled to the benefits of FDIC insurance up to applicable limits. In addition, liquidation rights before or after conversion would be as follows:

     o Liquidation Rights in IGA Before Conversion. In the event IGA is liquidated before the conversion, each deposit account holder would receive his or her pro rata share of any assets of IGA remaining after payment of claims of all creditors (including the claims of all depositors in the amount of the withdrawal value of their accounts). Such holder's pro rata share of such remaining assets, if any, would be in the same proportion of such assets as the balance in his or her deposit account was to the aggregate balance in all deposit accounts at IGA at the time of liquidation.

     o Liquidation Rights in IGA After Conversion. In the event IGA is liquidated after the conversion, each deposit account holder would have a claim in the amount of the balance in his or her deposit account plus accrued interest. A deposit account holder would have no interest in the assets of IGA.

        Under the plan of conversion, IGA is required to establish a "liquidation account" upon completion of the conversion for the benefit of eligible account holders (i.e., eligible depositors at March 31, 1998) and supplemental account holders (i.e., eligible depositors at June 30, 1999). In the event IGA is liquidated after the conversion, each eligible account holder and supplemental eligible account holder that maintains his or her deposit account with IGA would be entitled a pro rata distribution from the liquidation account. However, if the amount in an eligible account holder's or supplemental eligible account holder's deposit account on December 31, 1998 and any December 31 thereafter is less than the lesser of (a) the deposit balance in such account on any prior
        December 31, or (b) the deposit balance in such account on the respective qualifying dates (i.e., March 31, 1998 for eligible account holders and June 30, 1999 for supplement eligible account holders), then the interest in this special liquidation account would be reduced at that time by an amount proportionate to any such reduction, and the interest would cease to exist if such deposit account was closed. The interest in the special liquidation account will never be increased despite any increase in the related deposit account after the respective qualifying dates.

            Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders are satisfied would be distributed to JADE FINANCIAL as the sole shareholder of IGA.

     Other than for payment of certain expenses incident to the conversion, none of IGA's assets will be distributed in the conversion. IGA is a member of the Federal Home Loan Bank of Pittsburgh and IGA's deposit accounts will continue to be insured by the FDIC. IGA's affairs will continue to be directed by IGA's existing Board of Directors and management.

     Tax Effects of the Conversion and JADE FINANCIAL's Stock Offering. IGA has received an opinion from Stevens & Lee, P.C., Wayne, Pennsylvania, as to the material federal income tax consequences of the conversion and the stock offering to IGA and JADE FINANCIAL, and as to the generally applicable material federal income tax consequences of the conversion and stock offering to IGA account holders and to persons who purchase common stock in the offering. Stevens & Lee's complete opinion has been filed as an exhibit to the Registration Statement JADE FINANCIAL filed with the SEC with respect to the common stock offered hereby.

     The opinion provides that, among other things, for federal income tax purposes:

   o IGA's adoption of a charter in stock form, known as the conversion, will qualify as a tax-free reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended;

   o No gain or loss will be recognized by IGA solely as a result of its conversion from mutual to stock form;

   o No gain or loss will be recognized by IGA's account holders upon the issuance to them of accounts in IGA, in stock form, immediately after the conversion, in the same dollar amounts and on the same terms and conditions as their accounts at IGA, in mutual form, immediately prior to the conversion;

   o The tax basis of each account holder's interest in the liquidation account received in the conversion will be equal to the value, if any, of that interest on the date and at the time of the conversion;

   o The tax basis of the common stock purchased in the conversion will be equal to the amount paid therefor; increased, in the case of common stock acquired pursuant to the exercise of subscription rights, by the fair market value, if any, of such subscription rights;

   o The holding period of the common stock purchased pursuant to the exercise of subscription rights will commence upon the exercise of such holder's subscription rights and, in all other cases, the holding period of purchased common stock will commence on the day following the date of such purchase; and

   o Gain or loss will be recognized by account holders upon the receipt of an interest in the liquidation account and the receipt of subscription rights in the conversion, to the extent such holder's interest in the liquidation account and subscription rights are deemed to have value, as discussed below.

     The opinion of Stevens & Lee is based in part upon, and subject to the continuing validity in all material respects through the date of the conversion of, various representations of IGA as to certain factual matters, and upon certain assumptions and qualifications, including the assumption that the conversion is completed in the manner and according to the terms provided in the plan of conversion. This opinion is also based upon the Internal Revenue Code, regulations now in effect or proposed thereunder, current administrative rulings and practice and judicial authority, all of which are subject to change, which change may be made with retroactive effect. Unlike private letter rulings received from the IRS, an opinion of counsel is not binding upon the IRS, and there can be no assurance that the IRS will not take a position contrary to the positions reflected in such opinion, or that such opinion will be upheld by the courts if challenged by the IRS.

     Stevens & Lee has advised IGA that an interest in a liquidation account has been treated by the IRS, in a series of private letter rulings which may not be used or cited as precedent, as having nominal, if any, fair market value and, therefore, it is likely that the interests in the liquidation account established by IGA as part of the conversion will also be treated as having nominal, if any, fair market value. Accordingly, it is likely that depositors of IGA who receive an interest in the liquidation account established by IGA pursuant to the conversion will not recognize any gain or loss upon receipt of such interest.

     Stevens & Lee has also advised IGA that the federal income tax treatment of the receipt, exercise and lapse of subscription rights pursuant to the offering is uncertain, and that several private letter rulings issued by the IRS that have addressed the tax effects of the receipt, exercise and lapse of subscription rights, in comparable transactions, have been in conflict. For instance, the IRS adopted the position in one private ruling that subscription rights will be deemed to have been received to the extent of the sum of the minimum pro rata distribution of such rights, plus the rights actually exercised in excess of such pro rata distribution, and that gain must be recognized to the extent of the combined fair market value of the pro rata distribution of subscription rights plus the subscription rights actually exercised. While the issues are not free from doubt, persons who do not exercise their subscription rights under this analysis would recognize gain upon receipt of rights equal to the fair market value of such rights, regardless of exercise, and these persons should recognize a corresponding loss upon the expiration of unexercised rights that may be allowable to offset the gain recognized on unexercised rights; although, the loss may not be of the same character as the gain. Under another IRS private letter ruling, subscription rights were deemed to have been received only to the extent actually exercised. This private letter ruling required that gain be recognized only if the holder of such rights exercised such rights, and that no loss would be recognized if such rights were allowed to expire unexercised. There is no authority that clearly resolves this conflict on the tax effects of the receipt, exercise and lapse of subscriptions rights. However, based upon express provisions of the Internal Revenue Code and in the absence of controlling authority, Stevens & Lee has provided in its opinion that gain should be recognized upon the receipt, rather than the exercise, of subscription rights. This gain should be capital gain if the unexercised subscription rights were a capital asset in the hands of the account holder. While the issue is not free from doubt, account holders should be allowed to recognize a loss upon the lapse of unexercised subscription rights, which would be deductible as a capital loss if the unexercised subscription rights were a capital asset in the hands of the account holder. Notwithstanding the foregoing and the uncertainty of the law governing the tax effects of the receipt, exercise and lapse of subscription rights, the actual tax consequences or tax effects to account holders will depend upon the value of the subscription rights, as discussed below.

     IGA has also obtained an opinion from Stockton Bates, LLP, Philadelphia, Pennsylvania, that IGA will recognize no gain or loss for purposes of the Pennsylvania mutual thrift institutions tax solely as a result of the conversion; although, certain accounting adjustments may be required as a result of the conversion and offering transactions that may result in certain adjustments which will create some items of taxable income and expense.

     IGA and JADE FINANCIAL have received a letter from RP Financial, stating its belief that the subscription rights do not have any value, based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and give the recipients the right only to purchase the common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock. Unlike private letter rulings, the letter of RP Financial is not binding on the IRS, and the IRS could disagree with conclusions reached in the letter. In the event of any disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding. If the subscription rights are deemed to have a fair market value, the receipt of such rights will be taxable to eligible account holders, supplemental eligible account holders, and other persons who receive subscription rights, even though such persons would have received no cash from which to pay taxes on such taxable income. IGA could also be required to recognize gain on the distribution of such subscription rights in an amount equal to their aggregate fair market value if IGA is treated as distributing the subscription rights to persons who participate in the offering. Eligible account holders, supplemental eligible account holders and other members are encouraged to consult with their own tax advisors as to the tax consequences in the event that the subscription rights are deemed to have a fair market value. Because the fair market value, if any, of the subscription rights issued in the conversion depends primarily upon the existence of certain facts rather than the resolution of legal issues, Stevens & Lee has neither adopted the opinion of RP financial as its own nor incorporated the opinion of RP Financial in its tax opinion issued in connection with the conversion.

     The Federal income tax discussion set forth above does not purport to consider all aspects of Federal income taxation which may be relevant to each eligible account holder, supplemental eligible account holder and other members entitled to special treatment under the Internal Revenue Code, such as trusts, individual retirement accounts, other employment benefit plans, insurance companies, and eligible account holders, supplemental eligible account holders and other members who are not citizens or residents of the United States. Due to the individual nature of tax consequences, each eligible account holder, supplemental eligible account holder and other member is urged to consult his or her own tax and financial advisor as to the effect of such Federal income tax consequences on his or her own particular facts and circumstances, including the receipt, exercise and lapse of subscription rights, and also as to any state, local, foreign or other tax consequences arising out of the conversion.

Charitable Foundation

     General. Continuing IGA's commitment to the communities that it serves, the plan of conversion provides that IGA and JADE FINANCIAL will establish the foundation, which will be incorporated under Pennsylvania law as a non-stock corporation. JADE FINANCIAL will fund the foundation with cash and common stock in an amount up to 5.0% of the total value of shares of common stock sold in the conversion. IGA believes that the foundation will improve the long-term value of IGA's community banking franchise by increasing IGA's visibility and reputation in the communities that it serves.

     Purpose of the Foundation. The purpose of the foundation is to provide funding to support charitable purposes including, community development grants, affordable housing activities, nonprofit community groups and other charitable purposes within the communities served by IGA. Traditionally, IGA has emphasized community lending and community development activities within the communities that it serves. The foundation is being formed as a complement to IGA's existing community activities. IGA believes that the foundation will enable IGA and JADE FINANCIAL to assist their local communities in areas beyond community development and lending.

     The boards of directors of IGA and JADE FINANCIAL believe the establishment of a charitable foundation is consistent with IGA's commitment to community service. The boards of directors also believe that the funding of the foundation with common stock of JADE FINANCIAL is a means of enabling the communities served by IGA to share in the growth and success of JADE FINANCIAL long after the completion of the conversion. The establishment of the foundation will also enable IGA and JADE FINANCIAL to develop a unified charitable donation strategy. IGA, however, does not expect the contribution to the foundation to take the place of IGA's traditional community charitable activities. In this respect, subsequent to the conversion, IGA may continue to make contributions to other charitable organizations and/or it may make additional contributions to the foundation.

     Structure of the Foundation. The foundation will be incorporated under Pennsylvania law as a non-stock corporation. The authority for the affairs of the foundation is vested in its board of directors. Under Office of Thrift Supervision guidelines, for at least the initial five years of the foundation's existence (i) at least one director of the foundation must be a director of IGA and (ii) at least one director of the foundation must be an independent director from the local community, preferably with grant-making experience with a local foundation. Pursuant to the foundation's bylaws, the foundation's initial board of directors will be comprised of three members of JADE FINANCIAL and IGA's boards of directors (Messrs. John J. O'Connell, Mario L. Incollingo, Jr. and Edward D. McBride) and two other individuals chosen in light of their commitment and service to charitable and community purposes. The two other individuals chosen to serve as directors of the foundation are State Senator Vincent J. Fumo and Pennsylvania State Representative John M. Perzel.


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

     There are no plans to change the size of the foundation's board of directors during the one-year period after completion of the conversion. Although all of the foundation's initial directors were selected by us, future foundation directors may be nominated and elected only by the foundation's directors. As a result, the board of directors is self-perpetuating. The board of directors may be expanded following the conversion to include additional IGA directors and other community members as directors, but it is currently anticipated that at least a majority of the foundation's board of directors will consist of persons who are the current or former directors of IGA.

     No determination has been made as to what, if any, compensation the foundation directors will receive. The certificate of incorporation of the foundation provides that the corporation is organized exclusively for charitable purposes, including community development, as set forth in Section 501(c)(3) of the Internal Revenue Code. The foundation's certificate of incorporation also provides that no part of the net earnings of the foundation will inure to the benefit of, or be distributable to its directors, officers or members. No award, grant or distribution will be made by the foundation to any director, officer or employee of JADE FINANCIAL or IGA or any affiliate thereof. In addition, any of these persons, to the extent that they serve as an officer, directors or employee of the foundation will be subject to the conflict of interest regulations of the Office of Thrift Supervision. In addition, it is anticipated that the foundation will adopt a conflicts of interest policy to protect against inappropriate insider benefits.

     The board of directors of the foundation will be responsible for establishing the policies of the foundation with respect to grants or donations by the foundation, consistent with the purposes for which the foundation was established. Although no formal policy governing foundation grants exists at this time, the foundation's board of directors will adopt such a policy upon establishment of the foundation. Directors of the foundation will at all times be bound by their fiduciary duty to advance the foundation's charitable goals, to protect the assets of the foundation and to act in a manner consistent with the charitable purposes for which the foundation is established. The directors of the foundation will also be responsible for directing the activities of the foundation, including the management of the common stock of JADE FINANCIAL held by the foundation. However, it is expected that as a condition to receiving the approval of the Office of Thrift Supervision to IGA's conversion, the foundation will be required to commit to the Office of Thrift Supervision that all shares of common stock held by the foundation will be voted in the same ratio as all other shares of JADE FINANCIAL's common stock on all proposals considered by shareholders of JADE FINANCIAL; provided, however, that, consistent with this expected condition, the Office of Thrift Supervision would waive this voting restriction under certain circumstances if compliance with the voting restriction would:

   o cause a violation of the law of the Commonwealth of Pennsylvania and the Office of Thrift Supervision determines that federal law would not preempt the application of the laws of Pennsylvania to the foundation;

   o cause the foundation to lose its tax-exempt status, or cause the IRS to deny the foundation's request for a determination that it is an exempt organization or otherwise have a material and adverse tax consequence on the foundation; or

   o cause the foundation to be subject to an excise tax under Section 4941 of the Internal Revenue Code.

In order for the Office of Thrift Supervision to waive such voting restriction, JADE FINANCIAL's or the foundation's legal counsel would be required to render an opinion satisfactory to the Office of Thrift Supervision that compliance with the voting requirement would have the effect described above. Under those circumstances, the Office of Thrift Supervision would grant a waiver of the voting restriction upon submission of such legal opinion(s) by JADE FINANCIAL or the foundation that are satisfactory to the Office of Thrift Supervision. In the event that the Office of Thrift Supervision were to waive the voting requirement, the trustees would direct the voting of the common stock held by the foundation.

     The foundation's place of business is expected to initially be located at IGA's executive offices. The foundation will utilize the employees of IGA and will pay IGA for the value of these services. The board of directors of the foundation will appoint any officers as may be necessary to manage the operations of the foundation. In this regard, it is expected that IGA will be required to provide the Office of Thrift Supervision with a commitment that, to the extent applicable, IGA will comply with the affiliate restrictions set forth in Sections 23A and 23B of the Federal Reserve Act with respect to any transactions between IGA and the foundation.

     JADE FINANCIAL intends to capitalize the foundation with an amount of cash and common stock equal to 5% of the value of shares of common stock sold in the conversion, 33.33% in cash and 66.67% in common stock, which would have a total market value of $616,250 to $833,750 ($958,813 at the maximum, as adjusted), based on the purchase price of $8.00 pre share. The initial directors of the foundation and their affiliates intend to purchase subject to availability, an aggregate of 98,500 shares of common stock. The shares of common stock to be acquired by the foundation, when combined with the proposed purchases of shares of common stock by the foundation directors and their affiliates will total 167,979 shares or 8.1% of the total number of shares of common stock to be issued and outstanding (assuming the issuance of 2,084,379 million shares of common stock) after completion of the conversion.


     The foundation will receive working capital from any dividends that may be paid on the common stock in the future, and subject to applicable federal and state laws, loans collateralized by the common stock or from the proceeds of the sale of any of the common stock in the open market from time to time as may be permitted to provide the foundation with additional liquidity. As a private foundation under Section 501(c)(3) of the Internal Revenue Code, the foundation will be required to distribute annually in grants or donations, a minimum of 5% of the average fair market value of its net investment assets. Failure to distribute this minimum return will require substantial federal taxes to be paid. Upon completion of the conversion and the contribution of shares of common stock to the foundation, JADE FINANCIAL would have 1,591,982 shares, 1,872,920 shares, 2,153,858 shares and 2,476,936 shares issued and outstanding based on the minimum, midpoint, maximum and maximum, as adjusted, of the estimated offering range.

     Tax Considerations. IGA believes that an organization created for the above purposes will qualify as an organization exempt from taxation under
Section 501(c)(3) of the Internal Revenue Code, and will likely be classified as a private foundation. A private foundation typically receives its support from one person or one corporation whereas a public charity receives its support from the public. The foundation will submit an application to the IRS to be recognized as an exempt organization. If the foundation files such an application within 15 months from the date of its organization, and if the IRS approves the application, the effective date of the foundation's status as a
Section 501(c)(3) organization will be retroactive to the date of its organization. Stevens & Lee, however, has not rendered any advice on the condition to the contribution to be agreed to by the foundation which requires that all shares of common stock held by the foundation must be voted in the same ratio as all other outstanding shares of common stock on all proposals considered by shareholders of JADE FINANCIAL. Consistent with this condition, in the event that JADE FINANCIAL or the foundation receives an opinion of its legal counsel that compliance with this voting restriction would have the effect of causing the foundation to lose its tax-exempt status or otherwise have a material and adverse tax consequence on the foundation, or subject the foundation to an excise tax for "self-dealing" under Section 4941 of the Internal Revenue Code, the Office of Thrift Supervision will waive such voting restriction upon submission by JADE FINANCIAL or the foundation of a legal opinion to that effect satisfactory to the Office of Thrift Supervision. See "-- Regulatory Conditions Imposed on the Foundation."

     A legal opinion of the Office of Thrift Supervision which addresses the establishment of charitable foundations by savings associations opines that as a general rule funds contributed to a charitable foundation should not exceed the deductible limitation set forth in the Internal Revenue Code, and if an association's contributions exceed the deductible limit, such action must be justified by the board of directors. In addition, under Pennsylvania law, JADE FINANCIAL is authorized by statute to make charitable contributions and case law has recognized the benefits of such contributions to a Pennsylvania corporation. In this regard, Pennsylvania case law provides that a charitable gift must merely be within reasonable limits as to amount and purpose to be valid. Under the Internal Revenue Code, JADE FINANCIAL may deduct up to 10% of its taxable income in any one year and any contributions made by JADE FINANCIAL in excess of the deductible amount will be deductible for federal tax purposes over each of the five succeeding taxable years. We believe that the conversion presents a unique opportunity to make the stock contribution given the substantial amount of additional capital being raised in the conversion. In making such a determination, we considered the dilutive impact of the stock contribution on the conversion appraisal. See "Comparison of Valuation and Pro Forma Information with No Stock Contribution." Based on such considerations, we believe that the stock contribution to the foundation in excess of the 10% annual limitation is justified given our capital position and earnings, the substantial additional capital being raised in the conversion and the potential benefits of the foundation to our community. In this regard, assuming the sale of the common stock at the midpoint of the estimated valuation range, at March 31, 1999, JADE FINANCIAL would have pro forma shareholders' equity of $27.28 million and our pro forma tangible, core and risk-based capital ratios would be 11.36%, 11.36% and 21.75%, respectively. See "How We Are Regulated -- Regulatory Capital Requirements," "Capitalization," and "Comparison of Valuation and Pro Forma Information with No Stock Contribution." Thus, the amount of the stock contribution will not adversely impact our financial condition, and we therefore believe that the amount of the charitable contribution is reasonable given the and our pro forma capital positions. As such, we believe that the stock contribution does not raise safety and soundness concerns.

     We have received an opinion of Stevens & Lee that JADE FINANCIAL's contribution of its own stock to the foundation will be deductible subject to a limitation based on 10% of JADE FINANCIAL's annual taxable income. JADE FINANCIAL, however, would be able to carry forward any unused portion of the deduction for five years following the year in which the contribution is made for federal and Pennsylvania tax purposes.

     JADE FINANCIAL currently estimates that substantially all of the stock contribution should be deductible. However, no assurances can be made that JADE FINANCIAL will have sufficient pre-tax income over the periods following the year in which the contributions are made to utilize fully the carryover related to the excess contribution.

     In cases of willful, flagrant or repeated acts or failures to act which result in violations of the IRS rules governing private foundations, a private foundation's status as a private foundation may be involuntarily terminated by the IRS. In such event, the managers of a private foundation could be liable for excise taxes based on such violations and the private foundation could be liable for a termination tax under the Internal Revenue Code. The foundation's articles of incorporation provide that it shall have a perpetual existence. In the event, however, the foundation were subsequently dissolved as a result of a loss of its tax exempt status, the foundation would be required under the Internal Revenue Code and its articles of incorporation to distribute any assets remaining in the foundation at that time for one or more exempt purposes within the meaning of Section 501(c)(3) of the Internal Revenue Code, or to distribute such assets to the federal government, or to a state or local government, for a public purpose.

     In general, the income of a private foundation is exempt from federal and state taxation. However, investment income, such as interest, dividends and capital gains, will be subject to a federal excise tax of 2.0%. The foundation will be required to make an annual filing with the IRS within four and one-half months after the close of the foundation's taxable year to maintain its tax-exempt status. The foundation will also be required to publish a notice that the annual information return will be available for public inspection for a period of 180 days after the date of such public notice. The information return for a private foundation must include, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the foundation's managers, and a concise statement of the purpose of each grant.

     Regulatory Conditions Imposed on the Foundation. Establishment of the foundation is expected to be subject to the following conditions being agreed to by the foundation in writing as a condition to receiving the Office of Thrift Supervision's approval for the conversion:

     1. the foundation will be subject to examination by the Office of Thrift Supervision;

     2. the foundation must comply with supervisory directives imposed by the Office of Thrift Supervision;

     3. the foundation will operate in accordance with written policies adopted by its board of directors, including a conflict of interest policy;

  4. any shares of common stock held by the foundation must be voted in the same ratio as all other shares of common stock voting on all proposals considered by shareholders of JADE FINANCIAL; provided, however, that consistent with the condition, the Office of Thrift Supervision would waive this voting restriction under certain circumstances of compliance with the voting restriction would:

     o cause a violation of the law of the Commonwealth of Pennsylvania and the Office of Thrift Supervision determines that federal law would not preempt the application of the laws of Pennsylvania to the foundation;

     o cause the foundation to lose its tax-exempt status or otherwise have a material and adverse tax consequence on the foundation; or

     o cause the foundation to be subject to an excise tax under Section 4941 of the Internal Revenue Code; and

  5. any shares of common stock subsequently purchased by the foundation will be aggregated with any shares repurchased by JADE FINANCIAL or IGA for purposes of calculating the number of shares which may be repurchased during the three-year period subsequent to conversion.

  6. under Office of Thrift Supervision guidelines, for at least the initial five years of the foundation's existence (i) at least one director of the foundation must be a director of IGA and (ii) at least one director of the foundation must be an independent director from the local community, preferably with grant-making experience with a local foundation.

In order for the Office of Thrift Supervision to waive the voting restriction, JADE FINANCIAL's or the foundation's legal counsel would be required to give an opinion satisfactory to the Office of Thrift Supervision. While there is no current intention for JADE FINANCIAL or the foundation to seek a waiver from the Office of Thrift Supervision from these restrictions, there can be no assurances that a legal opinion addressing these issues could be given, or if given, that the Office of Thrift Supervision would grant an unconditional waiver of the voting restriction. If the voting restriction is waived or becomes unenforceable, the Office of Thrift Supervision may either impose a condition that provides a certain portion of the members of the foundation's board of directors shall be persons who are not directors, officers or employees of JADE FINANCIAL, IGA or any affiliate or impose other conditions relating to control of the foundation's common stock as are determined by the Office of Thrift Supervision to be appropriate at the time. In no event would the voting restriction survive the sale of shares of the common stock held by the foundation.

Various Office of Thrift Supervision regulations may be deemed to apply to the foundation including regulations regarding:

     o transactions with affiliates;

     o conflicts of interest;

     o capital distributions; and

     o repurchases of capital stock within the three-year period subsequent to the stock issuance.

JADE FINANCIAL and IGA anticipate that the foundation's affairs will be conducted in a manner consistent with the Office of Thrift Supervision's conflict of interest regulations. IGA has provided information to the Office of Thrift Supervision demonstrating that the initial contribution of common stock to the foundation would be within the amount which IGA would be permitted to make as a capital distribution assuming such contribution is deemed to have been made by IGA.

How We Determined Our Price and the Number of Shares to be Issued in the Stock
   Offering

     The plan of conversion and federal regulations require that the purchase price of the common stock must be based on the appraised pro forma market value of IGA and JADE FINANCIAL, as determined on the basis of an independent valuation. IGA has retained RP Financial to make this valuation. For its services in making this appraisal, RP Financial's fees and out-of-pocket expenses are estimated to be $42,500. IGA has agreed to indemnify RP Financial and any employees of IGA who act for or on behalf of RP Financial in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by IGA to RP financial, unless RP Financial is determined to be negligent or otherwise at fault.

     An appraisal has been made by RP Financial in reliance upon the information contained in this prospectus, including IGA's financial statements. RP Financial also considered the following factors, among others:

     o the present and projected operating results and financial condition of IGA and JADE FINANCIAL and the economic and demographic conditions in IGA's existing marketing areas;

     o certain historical, financial and another information relating to IGA; a comparative evaluation of the operating and financial statistics of IGA with those of other similarly situated publicly traded savings and loan holding companies;

     o  the aggregate size of the offering of the common stock;

     o the impact of the conversion on IGA's net worth and earnings potential;

     o  the proposed dividend policy of IGA and JADE FINANCIAL; and

     o the trading market for securities of comparable institutions and general conditions in the market for such securities.

In its review of the appraisal provided by RP Financial, IGA's board of directors reviewed the methodologies and the appropriateness of the assumptions used by RP Financial in addition to the factors listed above, and the board of directors believes that these assumptions were reasonable.

     On the basis of the foregoing, RP Financial has advised IGA and JADE FINANCIAL that in RP Financial's opinion, dated July 23, 1999, the estimated pro forma market value of the common stock on a fully converted basis, assuming a contribution to a charitable foundation in an amount equal to 5.0% of the shares sold, ranged from a minimum of $12.33 million to a maximum of $16.68 million with a midpoint of $14.50 million. The boards of directors of IGA and JADE FINANCIAL determined that the common stock should be sold at $8.00 per share. Based on the estimated valuation range and the purchase price, the number of shares of common stock that we will issue, not including shares to be issued to the foundation, will range from between 1,540,628 shares to 2,084,379 shares, with a midpoint of 1,812,503 shares. The estimated valuation range may be amended with the approval of the Office of Thrift Supervision, if required, or if necessitated by subsequent developments in the financial condition of IGA and JADE FINANCIAL or market conditions generally, or to fill the order of our tax-qualified employee plans. In the event the estimated valuation range is updated to amend the value of the common stock below the current minimum estimated valuation range of $12.33 million or above the current maximum of the estimated valuation range of $16.68 million, the new appraisal will be filed with the Office of Thrift Supervision and the SEC.

     Based upon current market and financial conditions and recent practices and policies of the Office of Thrift Supervision, in the event we receive orders for common stock in excess of $16.68 million (the maximum of the estimated valuation range) and up to $19.18 million (the maximum of the estimated valuation range, as adjusted by 15%), we may be required by the Office of Thrift Supervision to accept all such orders. No assurances, however, can be made that we will receive orders for common stock in excess of the maximum of the estimated valuation range or that, if such orders are received, that all such orders will be accepted because our final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from RP Financial which reflects such an increase in the valuation and the approval of such increase by the Office of Thrift Supervision. In addition, an increase in the number of shares above 2,084,379 shares will first be used, if necessary, to fill the order of our employee stock ownership plan. There is no obligation or understanding on the part of management to take and/or pay for any shares in order to complete the conversion.

     RP Financial's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing these shares. RP Financial did not independently verify the consolidated financial statements and other information provided by IGA, nor did RP Financial value independently the assets or liabilities of IGA. The valuation considers IGA as a going concern and should not be considered as an indication of the liquidation value of IGA. Moreover, because this valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offering will thereafter be able to sell such shares at prices at or above the purchase price or in the range of the valuation described above.

     Prior to the completion of the conversion the maximum of the estimated valuation range may be increased up to 15% and the number of shares of common stock may be increased to 2,397,035 shares to reflect changes in market and financial conditions or to fill the order of our tax-qualified employee plans, without the resolicitation of subscribers. See "-- Limitations on Stock Purchases" as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the estimated valuation range to fill unfilled orders in the subscription offering.

     No sale of shares of common stock in the conversion may be consummated unless prior to such completion RP Financial confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the aggregate value of the common stock to be issued is materially incompatible with the estimate of the aggregate consolidated pro forma market value of IGA and JADE FINANCIAL. If this confirmation is not received, we may cancel the offering, extend the offering and establish a new estimated valuation range and/or estimated price range, extend, reopen or hold a new offering or take any other action the Office of Thrift Supervision may permit.

     Depending upon market or financial conditions following the start of the subscription offering, the total number of shares of common stock may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the purchase price is not below the minimum or more than 15% above the maximum of the estimated valuation range. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the estimated valuation range or more than 15% above the maximum of such range, purchasers will be resolicited and be permitted to continue their orders, in which case they will need to reconfirm their subscriptions prior to the expiration of the resolicitation valuation or their subscription funds will be promptly refunded with interest at IGA's passbook rate of interest, or be permitted to modify or rescind their subscriptions. Any change in the estimated valuation range must be approved by the Office of Thrift Supervision. If the number of shares of common stock issued in the conversion is increased due to an increase of up to 15% in the estimated valuation range to reflect changes in market or financial conditions or to fill the order of our tax-qualified employee plans, persons who subscribed for the maximum number of shares will be given the opportunity to subscribe for the adjusted maximum number of shares. See "-- Limitations on Stock Purchases."

     An increase in the number of shares of common stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber's ownership interest and our pro forma net income and shareholders' equity on a per share basis while increasing pro forma net income and shareholders' equity on an aggregate basis. A decrease in the number of shares of common stock would increase both a subscriber's ownership interest and our pro forma net income and shareholders' equity on a per share basis while decreasing pro forma net income and shareholders' equity on an aggregate basis. See "Risk Factors -- Our Board of Directors, Management and Employee Plans May Have Voting Control of JADE FINANCIAL" and "Pro Forma Data."

     Copies of the appraisal report of RP Financial, including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the main office of IGA and the other locations specified under "Additional Information."

Subscription Offering and Subscription Rights

     Under the plan of conversion, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:

     o depositors of IGA as of the close of business on March 31, 1998 ("Eligible Account Holders"),

     o  Tax-qualified employee plans ("Tax-Qualified Employee Plans"),

     o depositors of IGA as of the close of business on June 30, 1999 ("Supplemental Eligible Account Holders"), and

     o members of IGA as of the close of business on July 31, 1999 other than Eligible Account Holders or Supplemental Eligible Account Holders ("Other Members").

All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion and as described below under "-- Limitations on Stock Purchases."

     Preference Category No. 1: Eligible Account Holders. Each Eligible Account Holder shall receive, without payment, first priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

   (1) $300,000 of common stock;

   (2) one-tenth of one percent of the total offering of shares of common stock in the subscription offering; or

   (3) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock offered in the subscription offering by a fraction, of which the numerator is the amount of the qualifying deposits of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in IGA in each case as of the close of business on March 31, 1998 (the "Eligibility Record Date"), subject to the overall purchase limitations.

     See "-- Limitations on Stock Purchases."

     If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining after each subscribing Eligible Account Holder has been allocated the lesser of the number of shares subscribed for or 100 shares will be allocated among the subscribing Eligible Account Holders pro rata whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remained unfulfilled. Subscription Rights of Eligible Account Holders will be subordinated to the priority rights of IGA and JADE FINANCIAL's employee stock ownership plan to purchase shares in excess of the maximum of the estimated valuation range.

     To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors of officers of IGA and their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding March 31, 1998.

     Preference Category No. 2: Tax-Qualified Employee Plans. Each Tax-Qualified Employee Plan, including the employee stock ownership plan, shall be entitled to receive, without payment therefor, second priority, nontransferable subscription rights to purchase up to 10% of the common stock, provided that individually or in the aggregate such plans (other than that portion of such plans which is self-directed) shall not purchase more than 10% of the shares of common stock, including any increase in the number of shares of common stock after the date hereof as a result of an increase in the maximum of the estimated valuation range of the total number of shares of common stock to be issued in the conversion. The employee stock ownership plan intends to purchase 8.0% of the shares of common stock sold in the offering, or 123,250 shares and 166,750 shares based on the minimum and maximum of the estimated valuation range respectively.

Shares of common stock purchased by any individual participant in a Tax Qualified Employee Plan using funds therein pursuant to the exercise of subscription rights granted to such participant in his individual capacity as an Eligible Account Holder and/or Supplemental Eligible Account Holder and/or purchases by such participant in the community offering shall not be deemed to be purchases by a Tax-Qualified Employee Plan for purposes of calculating the maximum amount of common stock that Tax-Qualified Employee Plans may purchase if the individual participant controls or directs the investment authority. Subscription rights received pursuant to this Category shall be subordinated to all rights received by Eligible Account Holders to purchase shares pursuant to Category No. 1; provided, however, that notwithstanding any other provision of the plan of conversion to the contrary, the Tax-Qualified Employee Plans shall have a first priority subscription right to the extent that the total number of shares of common stock sold in the offering exceeds the maximum of the estimated valuation range as set forth in this prospectus. In the event that the total number of shares offered in the offering is increased to an amount greater than the number of shares representing the maximum of the estimated valuation range, the employee stock ownership plan will have a priority right to purchase any such shares exceeding the maximum of the estimated valuation range up to an aggregate of 8% of the common stock sold in the offering. See "-- Limitations on Stock Purchases" and "Management -- Benefits -- Employee Stock Ownership Plan and Trust."

     Preference Category No. 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the Tax-Qualified Employee Plans, each Supplemental Eligible Account Holder shall be entitled to receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

     (1) $300,000 shares of common stock (or such maximum purchase limitation as may be established for the community offering and/or syndicated community offering or public offering);

     (2) one-tenth of one percent of the total offering of shares of common stock in the subscription offering; or

     (3) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock offered in the subscription offering by a fraction, of which the numerator is the amount of the qualifying deposits of the Supplemental Eligible Account Holder and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in IGA in each case on the close of business on June 30, 1999 (the "Supplemental Eligibility Record Date"), subject to the overall purchase limitations.


See "-- Limitations on Stock Purchases."


     If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation (including the number of shares, if any, allocated in accordance with Category No. 1) equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining available will be allocated among the Supplemental Eligible Account Holders pro rata whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

     Preference Category No. 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, each Other Member shall receive, without payment therefor, fourth priority, nontransferable subscription rights to subscribe for shares of common stock, up to the greater of $300,000 of common stock (or such maximum purchase limitation as may be established for the community offering and/or syndicated community offering or public offering) or one-tenth of one percent of the total offering of shares of common stock in the subscription offering, subject to the overall purchase limitations. See "-- Limitations on Stock Purchases."

     In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, is in excess of the total number of shares of common stock offered in the offering, shares shall be allocated so as to permit each such Other Member, to the extent possible, to purchase a number of shares which will make his or her total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Any shares remaining will be allocated among the subscribing Other Members whose subscriptions remain unsatisfied on an equal number of shares basis per order until all orders have been filled or the remaining shares have been allocated.

     Expiration Date for the Subscription Offering. The subscription offering will expire at 12:00 p.m., local time, on September 24, 1999 (the "Subscription Expiration Date"), unless extended for up to 45 days or for such additional periods by JADE FINANCIAL and IGA as may be approved by the Office of Thrift Supervision. The subscription offering may not be extended beyond November 8, 1999. Subscription rights which have not been exercised prior to the Subscription Expiration Date (unless extended) will become void.

     JADE FINANCIAL and IGA will not execute orders for the purchase of common stock until at least the minimum number of shares of common stock, 1,540,625 shares, have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Subscription Expiration Date, unless this period is extended with the consent of the Office of Thrift Supervision, all funds delivered to IGA pursuant to this subscription offering will be returned promptly to the subscribers with interest at IGA's passbook rate and all withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the Subscription Expiration Date is granted, JADE FINANCIAL and IGA will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions.

Community Offering

     To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, the Tax-Qualified Employee Plans, Supplemental Eligible Account Holders and Other Members, JADE FINANCIAL and IGA anticipate that they will offer shares pursuant to the plan of conversion in a community offering to certain members of the general public, with preference given to natural persons residing in counties in Pennsylvania in which IGA has a branch office. These natural persons are referred to as Preferred Offerees.

     No persons, together with an associate or group of persons acting in concert with such persons, may subscribe for or purchase in the community offering more than the greater of (i) $300,000 of common stock or (ii) one-tenth of 1% of the total offering of shares in the subscription offering, provided, however, that this amount may be increased to 5% of the total offering of shares in the subscription offering, subject to any required regulatory approval but without the further approval of IGA's members.

     The opportunity to subscribe for shares of common stock in the community offering will be subject to the right of JADE FINANCIAL and IGA in their sole discretion, to accept or reject any such orders in whole or in part from any person either at the time of receipt of an order or as soon as practicable following completion of the community offering. The community offering, if any, will commence concurrently with, during or promptly after the subscription offering, and must be completed within 45 days after the completion of the subscription offering, unless extended by JADE FINANCIAL and IGA with any required regulatory approval.

     Available shares first will be allocated among Preferred Offerees whose orders are accepted, so as to permit each such Preferred Subscriber, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining will be allocated among the Preferred Offerees whose subscriptions remain unsatisfied on an equal number of shares basis per order until all orders have been filled or the remaining shares have been allocated. If there are any shares remaining after all subscriptions by Preferred Offerees have been satisfied, such remaining shares shall be allocated to other members of the general public who purchase in the community offering applying the same allocation described above for Preferred Offerees.

Syndicated Community Offering

     To the extent that shares remain available for purchase after satisfaction of all subscriptions in the subscription offering and the community offering, JADE FINANCIAL and IGA anticipate that they will offer shares pursuant to the plan of conversion to members of the general public in a syndicated community offering (i.e., an offering by JADE FINANCIAL and IGA conducted through a syndicate of broker/dealers).

     No persons, together with an associate or group of persons acting in concert with such persons, may subscribe for or purchase in the syndicated community offering more than $300,000 of common stock; provided, however, that this amount may be increased to 5% of the total offering of shares in the subscription offering, subject to any required regulatory approval but without the further approval of IGA's members; provided further that orders for common stock in the syndicated community offering shall first be filled to a maximum of 2% of the total number of shares of common stock sold in the conversion and thereafter any remaining shares shall be allocated on an equal number of shares basis per order until all orders have been filled.

     The opportunity to subscribe for shares of common stock in the syndicated community offering will be subject to the right of JADE FINANCIAL and IGA, in their sole discretion, to accept or reject any such orders in whole or in part from any person either at the time of receipt of an order or as soon as practicable following completion of the syndicated community offering. The syndicated community offering, if any, will commence concurrently with, during or promptly after the subscription and/or community offering, and must be completed within 45 days after the completion of the subscription offering, unless extended by JADE FINANCIAL and IGA with any required regulatory approval.

Public Offering

     As a final step in the offerings, the plan of conversion provides that, if feasible, all shares of common stock not purchased in the subscription and community offerings may be offered for sale to the general public in a public offering through Charles Webb & Company. We call this the public offering. It is expected that the public offering will commence as soon as practicable after termination of the subscription offering and the community offerings, if any. JADE FINANCIAL and IGA, in their sole discretion, have the right to reject orders in whole or in part received in the public offering. Neither Charles Webb & Company nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the public offering; however, Charles Webb & company has agreed to use its best efforts in the sale of shares in the public offering.

     The price at which common stock is sold in the public offering will be the same price at which shares are offered and sold in the subscription and community offerings.

     Charles Webb & Company may enter into agreements with broker-dealers to assist in the sale of the shares in the public offering, although no such agreements exist as of the date of this prospectus. No orders may be placed or filled by or for a selected dealer during the subscription offering. After the close of the subscription offering, Charles Webb & Company will instruct selected dealers as to the number of shares to be allocated to each selected dealer. Only after the close of the subscription offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the subscription offering, community offering, and syndicated community offering, selected dealers may only solicit indications of interest from their customers to place orders with JADE FINANCIAL as of a certain order date for the purchase of shares of JADE FINANCIAL common stock. When, and if, Charles Webb & Company and IGA believe that enough indications of interest and orders have not been received in the subscription offering, community offering and syndicated community offering to consummate the conversion, Charles Webb & Company will request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected dealers will send confirmations of the orders to such customers on the next business day after the order date. Selected dealers will debit the accounts of their customers on the "Settlement Date" which date will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the Settlement Date. On the Settlement Date, selected dealers will deposit funds to the account established by IGA for each selected dealer. Each customer's funds forwarded to IGA, along with all other accounts held in the same title, will be insured by the FDIC up to $100,000 in accordance with applicable FDIC regulations. After payment has been received by IGA from selected dealers, funds will earn interest at IGA's passbook rate until the completion or termination of the conversion. Funds will be promptly returned, with interest, in the event conversion is not consummated as described above.

Persons Who are Not Permitted to Participate in the Offering

     JADE FINANCIAL and IGA will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion reside. However, JADE FINANCIAL and IGA are not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:

     o the number of persons otherwise eligible to subscribe for shares under the plan of conversion who reside in such jurisdiction is small;

     o the granting of subscription rights or the offer or sale of shares of common stock to such persons would require any of JADE FINANCIAL and IGA or their officers, directors or employees, under the laws of such jurisdiction to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction; and

     o such registration, qualification or filing in the judgment of JADE FINANCIAL and IGA would be impracticable or unduly burdensome for reasons of cost or otherwise.

Where the number of persons eligible to subscribe for shares in one state is small, JADE FINANCIAL and IGA will base their decision as to whether or not to offer the common stock in that state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register their officers, directors or employees as brokers, dealers or salesmen.

Limitations on Stock Purchases

     The plan of conversion includes the following limitations on the number of shares of JADE FINANCIAL common stock which may be purchased in the offering:

   (1) No fewer than 25 shares of common stock may be purchased, to the extent shares are available;

   (2) Except for the Tax-Qualified Employee Plans and certain Eligible
       Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, the maximum number of shares of our common stock subscribed for or purchased in all categories of the offering by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed 2.5% of the common stock offered in the offering; and

   (3) No more than 22% of the total number of shares offered for sale in the subscription offering may be purchased by directors, officers and employees of IGA in the fifth priority category in the subscription offering. No more than 32% of the total number of shares offered for sale in the offering may be purchased by directors and officers of IGA and their associates in the aggregate, excluding purchases by the Tax-Qualified Employee Plans.

     Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of IGA, the boards of directors of JADE FINANCIAL and IGA may increase or decrease the individual purchase limitations to a percentage which does not exceed 5% or fall below .10% of the total offering of shares in the subscription offering and increase the aggregate purchase limitation to a percentage which does not exceed 5% of the total shares offered in the conversion.

     The term "associate" when used to indicate a relationship with any person means:

   o any corporation or organization (other than IGA, JADE FINANCIAL or a majority-owned subsidiary of any of IGA) of which such person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

   o any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; provided, however, that Tax-Qualified or Non-Tax Qualified Employee Plans of JADE FINANCIAL or IGA in which such person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity shall not be deemed to be an associate of such person;

   o any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of IGA, JADE FINANCIAL or any subsidiary of IGA or JADE FINANCIAL; and

   o any person acting in concert with any of the persons or entities specified above;

     The term "acting in concert" is defined to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. A person or company which acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, expect that the Tax-Qualified Employee Plans will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by each plan will be aggregated. The determination of whether a group is acting in concert shall be made solely by the board of directors of IGA or officers delegated by such board of directors and may be based on any evidence upon which such board or delegatee chooses to rely.

Marketing Arrangements

     JADE FINANCIAL and IGA have retained Charles Webb & Company to consult with and to advise IGA, and to assist JADE FINANCIAL, on a best efforts basis, in the distribution of the shares of common stock in the distribution of the shares of common stock in the offering. The services that Charles Webb & Company will provide include, but are not limited to:

     o training the employees of IGA who will perform certain ministerial functions in the offering regarding the mechanics and regulatory requirements of the stock offering process;

     o managing the stock information centers by assisting interested stock subscribers and by keeping records of all stock orders;

     o  preparing marketing materials; and

     o assisting in the solicitation of proxies from IGA's members for use at the special meeting.

For its services, Charles Webb & Company has received a management fee of $25,000 and will receive a success fee of 1.4% of the aggregate purchase price of the shares of our common stock sold in the offering, excluding shares purchased by the Tax-Qualified Employee Plans, and officers, directors and employees of IGA and members of their immediate families as well as shares issued to the foundation. The success fee paid to Charles Webb & Company will be reduced by the amount of the management fee. In the event that selected dealers are used to assist in the sale of shares of our common stock in the offering, these dealers will be paid a fee of up to 5.5% of the total purchase price of the shares sold by such dealers. IGA has agreed to indemnify Charles Webb & Company against certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended, and will contribute to payments Charles Webb & Company may be required to make in connection with any such claims or liabilities.

     Sales of shares of our common stock will be made by registered representatives affiliated with Charles Webb & Company or by the broker-dealers managed by Charles Webb & Company. Charles Webb & Company has undertaken that the shares of our common stock will be sold in a manner which will ensure that the distribution standards of the Nasdaq Stock Market will be met. A stock information center will be established at the main office of IGA in Feasterville, Pennsylvania. We will rely on Rule 3a4-1 of the Securities Exchange Act of 1934, as amended, and sales of our common stock will be conducted within the requirements of this Rule, so as to permit officers, directors and employees to participate in the sale of our common stock in those states where the law permits. No officer, director or employee of IGA or JADE FINANCIAL will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock.

Procedure for Purchasing Shares in the Subscription Offering

     To ensure that each purchaser receives a prospectus at least 48 hours before the Subscription Expiration Date (unless extended) in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distribution with a prospectus.

     To purchase shares in the Subscription Offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at IGA, which may be given by completing the appropriate blanks in the order form, must be received by IGA by noon, Philadelphia, Pennsylvania time, on or before the Subscription Expiration Date, unless extended. In addition, JADE FINANCIAL and IGA will require a prospective purchaser to execute a certification in the form required by applicable Office of Thrift Supervision regulations in connection with any sale of common stock. Order forms which are not received by this time or are executed defectively or ar received without full payment or appropriate withdrawal instructions are not required to be accepted. In addition, IGA will not accept orders submitted on photocopied or facsimilied order forms nor order forms unaccompanied by an executed certification form. IGA has the right to waive or permit the correction of incomplete or improperly executed forms, but does not represent that it will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of IGA, unless the conversion has not been completed within 45 days after the end of the subscription offering, or this period has been extended.

     In order to ensure that Eligible Account Holders, Tax- Qualified Employee Plans, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date (March 31, 1998) or the Supplemental Eligibility Record Date (June 30, 1999) and depositors and certain borrowers as of the close of business on the voting record date (July 31, 1999) must list all accounts on the stock order form giving all names in each account and the account numbers.

     Payment for subscriptions may be made:

     o  by check or money order;

     o by authorization of withdrawal from deposit accounts maintained with IGA (including a certificate of deposit); or

     o in cash, if delivered in person at any full-service banking office of IGA, although we request that you exchange cash for a check with any of our tellers.

IGA, in its sole discretion, may also elect to receive payments by wire transfer. Interest will be paid on payments made by cash, check or money order at our then-current passbook yield from the date payment is received until completion of the offering. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rate, but may not be used by the subscriber until all of our common stock has been sold or the plan of conversion is terminated, whichever is earlier.

     If a subscriber authorizes IGA to withdraw the amount of the purchase price from his deposit account, IGA will do so as of the effective date of the conversion. IGA will waive any applicable penalties for early withdrawal from certificate accounts.

     In the event of an unfilled amount of any subscription order, IGA will make an appropriate refund or cancel an appropriate portion of the related withdrawal authorization, after completion of the offering. If for any reason the offering is not consummated, purchasers will have refunded to them all payments made, with interest, and all withdrawal authorizations will be canceled in the case of subscription payments authorized from accounts at IGA.

     If any Tax-Qualified Employee Plans or Non-Tax-Qualified Employee Plans subscribe for shares during the subscription offering, these plans will not be required to pay for the shares subscribed for at the time they subscribe, but rather, may pay for shares of common stock subscribed for at the purchase price upon completion of the subscription offering, community offering and syndicated community offering, if all shares are sold, or upon completion of the public offering if shares remain to be sold in such offering. In the event that, after the completion of the subscription offering the amount of shares to be issued is increased above the maximum of the estimated valuation range included in this prospectus, the Tax-Qualified Employee and Non- Tax-Qualified Employee Plans will be entitled to increase their subscriptions by a percentage increase in the amount of shares to be issued above the maximum of the estimated valuation range provided that such subscription will continue to be subject to applicable purchase limits and stock allocation procedures.

     Owners of self-directed IRAs may use the assets of such IRAs to purchase shares of our common stock in the subscription offering, community offering and syndicated community offering. ERISA provisions and IRS regulations require that officers, directors and 10% shareholders who use self-directed IRA funds to purchase shares of common stock in the offering make such purchases for the exclusive benefit of the IRAs. IRAs maintained at IGA are not self-directed IRAs and any interested parties wishing to use IRA funds for stock purchases are advised to contact the stock information center at (215) 322-9231 for additional information.

     The records of IGA will be deemed to control with respect to all matters related to the existence of subscription rights and/or one's ability to purchase shares of common stock in the subscription offering.

Restrictions on Transfer of Subscription Rights and Shares

     Pursuant to the rules and regulations of the Office of Thrift Supervision, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for such person's account. Each person exercising such subscription rights will be required to certify that the person is purchase shares solely for the person's own account and that such person has no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of common stock prior to the completion of the conversion.

     IGA will refer to the Office of Thrift Supervision any situations that it believes may involve a transfer of subscription rights and will not honor orders believed by it to involve the transfer of such rights.

Delivery of Certificates

     Certificates representing common stock issued in the offering will be mailed by our transfer agent to the persons entitled thereto at the addresses of such persons appearing on the stock order form as soon as practicable following completion of the conversion. Any certificates claimed by persons legally entitled to them or otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, they may not be able to sell the shares of common stock for which they have subscribed, even though trading of the common stock may have commenced.

Required Approvals

     Various approvals of the Office of Thrift Supervision are required in order to consummate the conversion. The Office of Thrift Supervision has approved the plan of conversion, subject to approval by IGA's members and other standard conditions. JADE FINANCIAL's holding company application was approved by the Office of Thrift Supervision on August 12, 1999.

     We are required to make certain filings with state securities regulatory authorities in connection with the issuance of our common stock in the offering.

Judicial Review

     Any person hurt by a final action of the Office of Thrift Supervision which approves, with or without conditions, or disapproves a plan of conversion may obtain review of this action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of the person is located, or in the United States Court of Appeals for the District of Columbia, a written petition asking that the final action of the Office of Thrift Supervision be modified, terminated or set aside. This petition must be filed within 30 days after the publication of notice of final action in the Federal Register, or 30 days after the mailing by the applicant of the notice to members as provided for in 12 C.F.R. ss. 563b.6(c), whichever is later. The further procedure for review is as follows: A copy of the petition is promptly transmitted to the Office of Thrift Supervision by the clerk of the court and then the Office of Thrift Supervision files in the court the record in the proceeding, as provided in Section 2112 of Title 28 of the United States Code. Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the Office of Thrift Supervision. Review of these proceedings is as provided in Chapter 7 of Title 5 of the United States Code. The judgment and decree of the court is final, except that they are subject to review by the Supreme Court upon certiorari as provided in
Section 1254 of Title 28 of the United States Code.

Restrictions on Purchase or Transfer of Shares After the Conversion

     Common stock received in the conversion by persons who are not "affiliates" of JADE FINANCIAL may be resold without registration.

     Shares received by affiliates of JADE FINANCIAL (primarily the directors, officers and principal shareholders of JADE FINANCIAL) will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933, as amended. Rule 144 generally requires that there be publicly available certain information concerning JADE FINANCIAL, and that sales thereunder be made in routine brokerage transactions or through a market maker. If the conditions of Rule 144 are satisfied, each affiliate (or group of persons acting in concert with one or more affiliates) is entitled to sell in the public market, without registration, in any three-month period, a number of shares which does not exceed the greater of (i) 1% of the number of outstanding shares of common stock, or (ii) if the stock is admitted to trading on a national securities exchange or reported through the automated quotation system of a registered securities bank, the average weekly reported volume of trading during the four weeks preceding the sale.

     In addition, all shares of common stock purchased in connection with the conversion by a director or an executive officer of JADE FINANCIAL and IGA will be subject to a restriction that the shares not be sold for a period of one year following the conversion except in the event of the death of the director or officer or pursuant to a merger of similar transaction approved by the Office of Thrift Supervision. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to the restricted stock will be subject to the same restrictions.

     Purchases of our common stock of JADE FINANCIAL by directors, executive officers and their associates during the three-year period following completion of the conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan.

     Pursuant to Office of Thrift Supervision regulations, JADE FINANCIAL will generally be prohibited from repurchasing any shares of the common stock for a period of three years following the conversion other than pursuant to (a) an offer to all shareholders on a pro rata basis which is approved by the Office of Thrift Supervision or (b) the repurchase of qualifying shares of a director, if any.

     The above limitations are subject to Office of Thrift Supervision policies which generally provide that JADE FINANCIAL may repurchase its capital stock provided:

     o no repurchases occur within the first six months following the conversion;

     o repurchases during the second six months following the conversion do not exceed 5% of its outstanding capital stock (subject to certain exceptions) and repurchases prior to the third anniversary of the conversion do not exceed 25% of its outstanding capital stock;

     o repurchases prior to the third anniversary of the conversion are part of an open-market stock repurchase program;

     o  if the repurchases do not cause IGA to become undercapitalized; and

     o IGA provides to the Regional Director of the Office of Thrift Supervision no later than 10 days prior to the commencement of a repurchase program written notice containing a full description of the program to be undertaken and such program is not disapproved by the Regional Director.

The Office of Thrift Supervision may permit stock repurchases in excess of such amounts prior to the third anniversary of the conversion if exceptional circumstances are shown to exist.

Risk of Delay in Completion of the Offering

     The completion of the sale of all unsubscribed shares of common stock in the offering will be dependent, in part, upon IGA's operating results and market conditions at the time of the offering. Under the plan of conversion, all shares of common stock offered in the conversion must be sold within a period ending 24 months from the date of the special meeting. While JADE FINANCIAL and IGA anticipate completing the sale of shares offered in the conversion within this period, if JADE FINANCIAL and IGA's Boards of Directors are of the opinion that economic conditions generally or the market for publicly traded thrift institution stocks make undesirable a sale of the common stock, then the offering may be delayed until such conditions improve. If the offering is extended beyond November 8, 1999, all subscribers will have the right to modify or rescind their subscriptions and to have their subscription funds returned with interest. There can be no assurance that the offering will not be extended as set forth above.

     A material delay in the completion of the sale of all unsubscribed shares in the offering or otherwise may result in a significant increase in the costs of completing the conversion. Significant changes in our operations and financial condition, the aggregate market value of the shares to be issued in the conversion and general market conditions may occur during such material delay. In the event the conversion is not consummated within 24 months after the date of the special meeting, IGA would charge accrued conversion costs to then current period operations.

Approval, Interpretation, Amendment and Termination

     All interpretations of the plan of conversion, as well as the completeness and validity of order forms and stock order and account withdrawal authorizations, will be made by JADE FINANCIAL and IGA and will be final, subject to the authority of the Office of Thrift Supervision and the requirements of applicable law. The plan of conversion provides that, if deemed necessary or desirable by the Boards of Directors of IGA and JADE FINANCIAL, the plan of conversion may be substantively amended by the Boards of Directors of IGA and JADE FINANCIAL, as a result of comments from regulatory authorities or otherwise, at any time with the concurrence of the Office of Thrift Supervision. In the event the plan of conversion is substantially amended, other than a change in the maximum purchase limits set forth herein, we intend to notify subscribers of the change and to refund subscription funds with interest unless subscribers affirmatively elect to increase, decrease or maintain their subscriptions. The plan of conversion will terminate if the sale of all shares is not completed within 24 months after the date of the special meeting. The plan of conversion may be terminated by IGA's Board of Directors at any time prior to the special meeting, and at any time following such special meeting with the concurrence of the Office of Thrift Supervision.

                       PROPOSED PURCHASES BY MANAGEMENT


     The following table sets forth, for each of IGA's directors and for all of the directors and senior officers as a group, the proposed purchases of common stock, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through individual retirement accounts and by associates. Directors and senior officers do not currently intend to purchase additional shares for the purpose of reaching the minimum offering amount.

                                                                            At the Minimum      At the Maximum
                                                                           of the Estimated    of the Estimated
                                                                            Offering Range      Offering Range
                                                                          ------------------  -----------------
                                                                             As a Percent        As a Percent
                                                              Number of        of Shares          of Shares
Name                                              Amount        Shares          Offered            Offered
--------------------------------------------  -------------  -----------  ------------------  -----------------
Robert E. Adelsberger ......................   $   50,000        6,250           0.41%               0.30%
Dorothy M. Bourlier ........................       75,000        9,375           0.61                0.45
Thomas P. Calabrese ........................       20,000        2,500           0.16                0.12
William L. Harm ............................       50,000        6,250           0.41                0.30
Mario L. Incollingo, Jr. ...................      200,000       25,000           1.62                1.20
Edward D. McBride ..........................       80,000       10,000           0.65                0.48
Francis J. Moran ...........................       75,000        9,375           0.61                0.45
John J. O'Connell ..........................      300,000       37,500           2.43                1.80
Clyde A. Warden ............................      150,000       18,750           1.22                 .90
Dennis P. Wesley ...........................      100,000       12,500           0.81                0.60
                                               ----------       ------           -----               -----
All directors and senior officers as a group
 (10 persons) ..............................   $1,100,000      137,500           8.93%               6.60%

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS OF IGA

General

     JADE FINANCIAL has only recently been formed and, accordingly, has no results of operations. As a result, this discussion relates to IGA. We are primarily engaged in the business of attracting deposits from the general public and originating consumer loans, including home equity, auto, credit card and personal loans, and residential real estate loans secured by first mortgages on owner-occupied, one- to four-family residences in our market area. IGA originates a limited amount of commercial loans. IGA also invests in investment and mortgage related securities.


     Our net income is dependent primarily on our net interest income, which is the difference between interest earned on loans and investments and the interest paid on our deposits and borrowings. IGA's interest rate spread is also affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. Our net income is also affected by the generation of non-interest income, which primarily consists of fees and service charges. In addition, net income is affected by the level of operating expenses and provisions for loan losses.

     The operations of financial institutions, including IGA, are significantly affected by prevailing economic conditions, competition and regulatory policies, and the monetary and fiscal policies of the U.S. Government. Lending activities are influenced by the demand for, and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest primarily on competing investments, account maturities and the levels of personal income and savings in our market area.

     This analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the other financial data found elsewhere in this Prospectus. Prior to June 30, 1998, IGA's fiscal year ended on June 30. After the fiscal year ended June 30, 1998, IGA changed its fiscal year to end on December 31. Therefore, the discussion covers IGA's financial condition and results of operation for the three month periods ended March 31, 1999 and 1998, the six month transition period ended December 31, 1998, and the six month comparative period ended December 31, 1997 as well as each of its fiscal years in the two-year period ended June 30, 1998.

Business Strategy

     Our strategy is to be an independent, consumer oriented financial institution that provides retail loan and deposit products to individuals and small businesses. Highlights of this strategy include the following:

      o Consumer Lending -- Historically we have concentrated on the origination of consumer loans as our primary loan product, including home equity, automobile, credit card and personal loans. At March 31, 1999, consumer loans totalled $62.81 million, or 59.01% of our loan portfolio.


      o Home Mortgage Lending -- In recent years, residential first mortgage loans have become an increasingly important component of our lending activities. We expect this trend to continue. At March 31, 1999, residential first mortgage loans totalled $40.74 million, or 38.28% of our loan portfolio.


      o Commercial Real Estate and Commercial Business Loans -- We plan to selectively increase our commercial real estate and commercial business lending with a focus on small and medium-sized borrowers. We have hired an experienced commercial lender to manage our expansion in this area. We will fund this product expansion with locally gathered deposits. We believe a cautious and prudent expansion in these areas will diversify our loan portfolio and increase the average yield of our interest earning assets. However, we recognize that commercial real estate and commercial business loans both involve a higher degree of risk than single-family residential lending due to a variety of factors, including generally larger loan balances, the dependency on successful operation of a project, or the income stream of a borrower for repayment, and greater oversight efforts compared to mortgage loans. At March 31, 1999, we had $2.1 million in commercial real estate loans and $760,000 in commercial business loans.

      o Expanded Customer Base -- Prior to June 30, 1998, under our federal credit union charter, we were limited in the customers that we could service. The cornerstone of our strategy as a saving bank is to maintain our base of customers who were credit union members and expand our customer base by marketing to the communities served by our branches. We believe we have maintained our original customer base. In addition, since June 30, 1998 we have entered into more than 1,901 loan or deposit relationships.

Comparison of Results of Operations for the Three Months Ended March 31, 1999 and March 31, 1998.

     The table that follows is called an average balance sheet. This table provides an analysis of our net interest income for the three-month periods ended March 31, 1999 and March 31, 1998 setting forth:

      o our average assets, liabilities, and equity,

      o our interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities,

      o our average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities,

      o our interest rate spread (the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities), and

      o our net interest margin assets (net interest income as a percentage of average total interest earning assets). For purposes of this table, loan balances include non- accrual loans and interest income on loans includes loan fees or amortization of such fees which have been deferred as well as interest recorded on non-accrual loans as cash is received once the principal has been fully paid.

                                                                       Three Months Ended March 31,
                                            -----------------------------------------------------------------------------------
                                                             1999                                       1998
                                            ---------------------------------------   -----------------------------------------
                                               Average       Interest                     Average        Interest
                                             Outstanding      Earned/      Yield/       Outstanding       Earned/      Yield/
                                               Balance         Paid         Rate          Balance          Paid         Rate
                                            -------------   ----------   ----------   ---------------   ----------   ----------
                                                                          (Dollars in Thousands)
Interest-earning assets:
 Loans receivable(1) ....................     $ 105,990      $ 2,154     8.13%          $  97,150        $ 2,137     8.80%
 Investments ............................        57,002          788     5.53%             53,719(2)         684     5.09%
                                              ---------      -------                    -----------      -------
   Total earning assets .................       162,992        2,942     7.20%            150,869          2,821     7.48%
 Non-interest earning assets ............        10,366                                     5,496
                                              ---------                                 -----------
   Total assets .........................     $ 173,358                                 $ 156,365
                                              =========                                 ===========
Interest-bearing liabilities:
 Savings deposits .......................     $  70,861      $   377     2.13%          $  66,426        $   432     2.60%
 NOW accounts ...........................        10,167            0     0.00%              8,894              0     0.00%
 Money market accounts ..................        10,144           77     3.04%              8,470             80     3.78%
 Certificates of deposit ................        65,899          871     5.29%             56,685            798     5.63%
                                              ---------      -------                    -----------      -------
   Total interest-bearing
    liabilities .........................       157,071        1,325     3.36%            140,475          1,310     3.72%
 Non-interest bearing ...................
   liabilities ..........................         1,043                                       651
                                              ---------                                 -----------
   Total liabilities ....................       158,114                                   141,126
 Equity .................................        15,244                                    15,239
                                              ---------                                 -----------
   Total liabilities and equity .........     $ 173,358                                 $ 156,365
                                              =========                                 ===========
   Net interest-earning assets ..........     $   5,921                                 $  10,394
                                              =========                                 ===========
   Net interest spread(3) ...............                    $ 1,617     3.84%                           $ 1,511     3.76%
                                                             =======     ====                            =======     ====
   Net interest margin(4) ...............                                3.97%                                       4.01%
                                                                         ====                                        ====
   Ratio of average interest- earning
    assets to average interest-bearing
    liabilities .........................        103.77%                                   107.40%
                                              =========                                 ===========

(1) Average loan balances include non-accrual loans and loans held for resale.

(2) Includes interest-earning deposits with the National Credit Union Administration Share Insurance Fund.

(3) Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(4) Represents net interest earnings divided by average interest-earning assets.

     The following table presents the weighted average yields earned on loans, investments and other interest-earning assets, and the weighted average rates paid on savings deposits and borrowings and the resultant interest rate spreads at the date indicated.


                                                        At March 31, 1999
                                                       ------------------
       Weighted average yield on:
       Loans receivable ............................         8.05%
       Investments .................................         5.85%
        Total earning assets .......................         7.29%
       Weighted average rate paid on:
       Savings deposits ............................         2.24%
       NOW accounts ................................            0%
       Money market accounts .......................         3.13%
       Certificates of deposit .....................         5.22%
        Total interest-bearing liabilities .........         3.40%
       Net interest spread .........................         3.89%
       Net interest margin .........................         3.65%

  Net Income.

     Our net income for the three months ended March 31, 1999, was $130,000, an increase of 251.35% over the $37,000 we earned for the three months ended March 31, 1998. The increase resulted from higher interest and noninterest income in the three months ended March 31, 1999 and a higher provision for loan losses in the three months ended March 31, 1998. These changes were partially offset by higher noninterest expense in the three months ended March 31, 1999 compared to the same period in 1998.

  Net Interest Income.

     Net interest income for the three months ended March 31, 1999 was $1.62 million as compared to $1.51 million for the three months ended March 31, 1998. This increase of $106,000, or 7.02%, resulted from an increase in the average balance of interest earning assets as well as an increase in the difference between the rate we earned on our interest earning assets and the rate we paid on interest bearing liabilities.

     Interest income increased to $2.94 million for the three months ended March 31, 1999, from $2.82 million for the three months ended March 31, 1998. This increase of $121,000, or 4.29%, resulted from an increase in average interest earning assets of $12.12 million, or 8.03%, to $162.99 million for the three month period ended March 31, 1999 from $150.87 million for the same period in 1998. This increase in average interest-earned assets is a direct result of our ability to serve additional customers under our savings bank charter. This increase was partially offset by a decrease of 28 basis points in the average yield on interest earnings assets to 7.20% in the 1999 period from 7.48% in the comparable 1998 period due to decreasing interest rates in 1998. The yield on average net loans, decreased to 8.13% for the three-month period ended March 31, 1999 from 8.80% for the comparable 1998 period but the balance of average loans increased $8.84 million, or 9.10%, over the same comparable periods. Interest income from investment securities increased $103,000 in the three months ended March 31, 1999 compared to the same period in 1998. This increase resulted from a 44 basis point increase in the average yield earned on investment securities from 5.09% in 1998 to 5.53% in 1999 and an increase in the average balance of investment securities of $3.28 million, or 6.11%, from $53.72 million in 1998 to $57.00 million in 1999.

     For the three months ended March 31, 1999, interest expense increased $16,000, or 1.53%, to $1.33 million compared to $1.31 million for the three months ended March 31, 1998. The small increase in interest expense between the comparable three-month periods in 1999 and 1998 was due to an increase of $16.59 million, or 11.81%, in the average balance of deposits from $140.48 million in 1998 to $157.07 million in 1999 which was almost completely offset by a 36 basis point decline in the average rate paid on deposits from 3.72% in 1998 to 3.36% in 1999.

  Provision for Loan Losses.

     The provision for loan losses decreased from $376,000 for the three months ended March 31, 1998 to $135,000 for the three months ended March 31, 1999. The decrease in provision for loan losses represents a return to a more normalized amount in 1999 compared to 1998 when the provision was uncharacteristically high. The high provision for the three months ended March 31, 1998 was designed to comply with the recommendation of the Office of Thrift Supervision due to the inherent risk in our loan portfolio.

     As a credit union, in accordance with guidance provided by our regulator, the National Credit Union Administration, we sought to maintain an allowance for loan losses that approximated our five year average loan charge-off experience which was 56 basis points of total loans. In anticipation of becoming a savings bank at the beginning of the third quarter of 1998, and in response to regulatory guidance from the Office of Thrift Supervision, we changed our charge-off methodology and the manner in which we determined our allowance for loan losses. We adopted a policy of charging-off consumer loans that were 90 days or more delinquent regardless of the existence of an agreement with the borrower on a repayment schedule. As a result, during the first six months of 1998 we charged-off approximately $350,000 of consumer loans consisting principally of unsecured personal loans. This absorbed a significant portion of our then existing allowance. In addition, we changed the manner in which we determine our allowance so that it now consists of a component determined based on our assessment of risk inherent in our general loan portfolio and a component based upon our review of identified loans classified as special mention, substandard and doubtful under our regulatory loan classification system. The amount of the allowance we determine based on our assessment of risk inherent in our general loan portfolio varies by type of loan, but, on a blended basis, it is between 90 and 100 basis points. This significantly exceeded the amount of the allowance we established using our credit union methodology. The combination of the increased charge-offs and the change in reserve methodology resulted in a materially higher provision in both in the quarter ended March 31, 1998 and the fiscal year ended June 30, 1998. We believe our current reserve methodology, which accounts for general risk inherent in the loan portfolio and specific risks associated with identified loans, is superior to our prior method that was based exclusively on historical loss experience. See "Business of IGA -- Allowance and Provision for Loan Losses" for a discussion of how management determines the provision for loan losses.


  Noninterest Income.

     Noninterest income was $224,000 for the three months ended March 31, 1999 compared to $102,000 for the three months ended March 31, 1998. This 119.61% increase resulted primarily from an increase in service charges and ATM interchange income from higher ATM usage.

  Noninterest Expense.

     Total noninterest expense increased $320,000, or 26.67%, to $1.52 million for the three months ended March 31, 1999 from $1.20 million for the three months ended March 31, 1998. This increase was primarily attributable to increased compensation and employee benefits expenses of $92,000 associated with normal salary and benefit increases and an increased lending staff, and an increase in bank and ATM charges of $161,000 due to increased usage. We expect noninterest expense to increase in future periods because of increased staffing need as we continue to expand our lending and credit administration staff, and costs associated with our status as a public company.

  Income Taxes.

     Prior to July 1, 1998, IGA was a tax-exempt entity. Therefore no income taxes were paid for the three months ended March 31, 1998. For the three months ended March 31, 1999, we accrued income tax expense of $58,000.

Comparison of Results of Operations for the Six Months Ended December 31, 1998 and December 31, 1997.

     The following table is our average balance sheet for the six-month periods ended December 31, 1998 and December 31, 1997:

                                                                        Six Months Ended December 31,
                                                ------------------------------------------------------------------------------
                                                                1998                                    1997
                                                -------------------------------------  ---------------------------------------
                                                   Average      Interest                   Average       Interest
                                                 Outstanding     Earned/     Yield/      Outstanding      Earned/     Yield/
                                                   Balance        Paid        Rate         Balance         Paid        Rate
                                                -------------  ----------  ----------  ---------------  ----------  ----------
                                                                            (Dollars in Thousands)
Interest-earning assets:
 Loans receivable(1) .........................    $ 100,915     $ 4,275       8.47%     $  99,837       $ 4,511       9.04%
 Investments .................................       54,501       1,514       5.56%        51,725(2)      1,369       5.29%
                                                  ---------     -------                 -----------     -------
   Total earning assets ......................      155,416       5,789       7.44%       151,562         5,880       7.76%
 Non-interest earning assets .................       10,026                                 6,001
                                                  ---------                             -----------
   Total assets ..............................    $ 165,442                             $ 157,563
                                                  =========                             ===========
Interest-bearing liabilities:
 Savings deposits ............................    $  68,852     $   834       2.42%     $  71,405       $ 1,090       3.05%
 NOW accounts ................................        9,277           0       0.00%         8,462             0       0.00%
 Money market accounts .......................        9,038         160       3.54%         8,138           157       3.86%
 Certificates of deposit .....................       62,082       1,767       5.69%        54,119         1,558       5.76%
                                                  ---------     -------                 -----------     -------
   Total interest-bearing
    liabilities ..............................      149,249       2,761       3.70%       142,124         2,805       3.94%
 Non-interest bearing
   liabilities ...............................          799                                   467
                                                  ---------                             -----------
   Total liabilities .........................      150,048                               142,591
 Equity ......................................       15,394                                14,972
                                                  ---------                             -----------
   Total liabilities and equity ..............    $ 165,442                             $ 157,563
                                                  =========                             ===========
Net interest-earning assets ..................    $   6,167                             $   9,438
                                                  =========                             ===========
Net interest spread(3) .......................                  $ 3,028       3.74%                     $ 3,075       3.82%
                                                                =======       ====                      =======       ====
Net interest margin(4) .......................                                3.90%                                   4.06%
                                                                              ====                                    ====
Ratio of average interest- earning assets
 to average interest-bearing liabilities .....       104.13%                               106.64%
                                                  =========                             ===========

(1) Average loan balances include non-accrual loans and loans held for resale.

(2) Includes interest-earning deposits with the National Credit Union Administration Share Insurance Fund.

(3) Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(4) Represents net interest earnings divided by average interest-earning assets.

  Net Income.

     Our net income for the six months ended December 31, 1998, was $266,000, a decrease of 53.33% from the $570,000 we earned for the six months ended December 31, 1997. The decrease resulted principally from one-time expenses associated with our charter conversion and the fact that the six-month period ended December 31, 1997 did not contain any provision for income taxes because, as a credit union, IGA was exempt from income tax.

  Net Interest Income.

     Net interest income for the six months ended December 31, 1998 was $3.03 million as compared to $3.08 million for the six months ended December 31, 1997. This negligible decrease of $50,000 resulted from an increase in average interest-earning assets that was more than offset by a 16 basis point decrease in the net interest margin.

     Interest income decreased to $5.79 million for the six months ended December 31, 1998 from $5.88 million for the six months ended December 31, 1997. This decrease of $91,000, or 1.53%, resulted from a decline of thirty-two basis points in the average yield on interest earning assets to 7.44% in the six months ended December 31, 1998 from 7.76% for the same period in 1997. This decrease in average yield on interest earning assets reflected both declining interest rates in 1998 and a conscious shift in emphasis by management from higher-yielding consumer loans to secured residential real estate loans. This shift in loan origination emphasis resulted principally from our conversion to a savings bank charter. The decline in average yield was partially offset by an increase in average interest earning assets of $7.88 million, or 5.00%, to $165.44 million in the six months ended December 31, 1998 from $157.56 million for the same period in 1997 and reflects our ability during the 1998 period to attract new customers under our new charter. The yield on average net loans decreased to 8.47% in the 1998 period from 9.04% in the comparable 1997 period and the balance of average loans increased $1.08 million or 9.04% over the same comparable periods. Interest income from investment securities increased $145,000, or 10.59%, from $1.37 million in the six months ended December 31, 1997 to $1.51 million in for the same period 1998. This increase resulted from a 27 basis point increase in the average yield earned on investment securities from 5.29% to 5.56% and an increase in the average balance of investment securities of $2.78 million, or 5.37%, from $51.72 million in the 1997 period to $54.50 million in the 1998 period.

     For the six months ended December 31, 1998, interest expense decreased $44,000, or 1.57%, to $2.76 million compared to $2.81 million for the six months ended December 31, 1997. The decrease in interest expense between 1998 and 1997 was due entirely to a decrease in the average rate paid on deposits. This average rate declined to 3.70% in 1998 from 3.94% in 1997 due to declining interest rates generally. Over the same period the average balance of deposits increased $7.13 million, or 5.01%, to $149.25 million in the 1998 period compared to $142.12 million in the 1997 period due to our ability to attract new customers under our new charter.

  Provision for Loan Losses.

     The provision for loan losses decreased from $397,000 for the six months ended December 31, 1997 to $300,000 for the six months ended December 31, 1998. The decrease occurred primarily because the provision in 1997 was historically high and reflected a restoration of the allowance after 1996 charge-offs related to an increase in personal bankruptcies of members. These bankruptcies occurred after a significant reduction in force by PECO and the resulting charge-off of unsecured personal loans made to PECO members. IGA estimates that at that time approximately 75% to 80% of its borrowers were PECO employees. While this percentage has declined, PECO employees are still a material part of IGA's customer base.

  Noninterest Income.

     Noninterest income was $804,000 for the six months ended December 31, 1998 compared to $459,000 for the six months ended December 31, 1997. This $345,000, or 75.16%, increase resulted primarily from a $173,000 increase in fees in 1998 compared to 1997 and a $172,000 increase in securities gains.

  Noninterest Expense.

     Total noninterest expense increased $550,000 to $3.12 million for the six months ended December 31, 1998 from $2.57 million for the six months ended December 31, 1997. This increase was primarily attributable to one-time expenses associated with our charter conversion.

  Income Taxes.

     Prior to July 1, 1998, IGA was a tax-exempt entity. Therefore no income taxes were paid for the six months ended December 31, 1997. For the six months ended December 31, 1998, IGA accrued income tax expense of $146,000.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 1998 and 1997.

     The following table is our average balance sheet for the years ended June 30, 1998 and 1997.

                                                                            Year Ended June 30,
                                                ---------------------------------------------------------------------------
                                                                1998                                   1997
                                                -------------------------------------  ------------------------------------
                                                   Average      Interest                  Average      Interest
                                                 Outstanding     Earned/     Yield/     Outstanding    Earned/     Yield/
                                                   Balance        Paid        Rate        Balance        Paid       Rate
                                                -------------  ----------  ----------  -------------  ---------  ----------
                                                                          (Dollars in Thousands)
Interest-earning assets:
 Loans receivable(1) .........................    $  99,342     $ 8,734       8.79%      $  99,634     $ 8,651      8.68%
 Investments(2) ..............................       53,456       2,742       5.13%         55,749       3,009      5.40%
                                                  ---------     -------                  ---------     -------
 Total earning assets ........................      152,798      11,476       7.51%        155,383      11,660      7.50%
 Non-interest earning assets .................        5,007                                  5,391
                                                  ---------                              ---------
   Total assets ..............................    $ 157,805                              $ 160,774
                                                  =========                              =========
Interest-bearing liabilities:
 Savings deposits ............................    $  63,361     $ 1,682       2.65%      $  62,097     $ 1,640      2.64%
 NOW accounts ................................        8,661           0       0.00%          8,585           0      0.00%
 Money market accounts .......................        8,298         316       3.81%          8,316         300      3.61%
 Certificates of deposit .....................       61,713       3,477       5.63%         67,354       3,715      5.52%
                                                  ---------     -------                  ---------     -------
   Total interest-bearing
    liabilities ..............................      142,033       5,475       3.85%        146,352       5,655      3.86%
 Non-interest bearing
   liabilities ...............................        1,109                                    840
                                                  ---------                              ---------
   Total liabilities .........................      143,142                                147,192
 Equity ......................................       14,663                                 13,582
                                                  ---------                              ---------
   Total liabilities and equity ..............    $ 157,805                              $ 160,774
                                                  =========                              =========
Net interest-earning assets ..................    $  10,765                              $   9,031
                                                  =========                              =========
Net interest spread(3) .......................                  $ 6,001       3.66%                    $ 6,005      3.64%
                                                                =======       ====                     =======      ====
Net interest margin(4) .......................                                3.93%                                 3.86%
                                                                              ====                                  ====
Ratio of average interest- earning assets
 to average interest-bearing liabilities .....       107.58%                                106.17%
                                                  =========                              =========

(1) Average loan balances include non-accrual loans and loans held for resale.

(2) Includes interest-earning deposits with the National Credit Union Administration Share Insurance Fund.

(3) Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(4) Represents net interest earnings divided by average interest-earning assets.

     Net interest income is affected by the volume of interest-earning assets and the yield from interest-earning assets and by the volume of interest-bearing liabilities and the rates paid on interest-bearing liabilities. The following table presents the dollar amount of changes in income and expense attributable to changes in volume and the dollar amount attributable to changes in rate.

                                         Three Months Ended March 31,                      Six Months Ended December 31,
                                                1999 vs. 1998                                      1998 vs. 1997
                                          Increase (decrease) due to                        Increase (decrease) due to
                               ------------------------------------------------  -------------------------------------------------
                                                                       Total                                              Total
                                                         Rate/       Increase                               Rate/       Increase
                                  Rate      Volume      Volume      (Decrease)      Rate       Volume       Volume     (Decrease)
                               ----------  --------  ------------  ------------  ----------  ----------  -----------  ------------
                                                (In Thousands)                                    (In Thousands)
Interest-earning assets:
Loans receivable(1) .........    $ (534)     $763       $(184)        $ 45         $ (563)     $   97      $  230        $ (236)
Investments(2) ..............       230       168        (295)         103            136         147        (138)          145
                                 ------      ----       -----         ----         ------      ------      ------        ------
 Total earning assets .......      (304)      931        (479)         148           (427)        244          92           (91)

Interest-bearing liabilities:
 Savings deposits ...........      (311)      115         142          (54)          (450)        (78)        272          (256)
 NOW accounts ...............         0         0           0            0              0           0           0             0
 Money market
  accounts ..................       (63)       63          (3)          (3)           (26)         35          (6)            3
 Certificates of deposit           (195)      519        (251)          73            (35)        458        (214)          209
                                 ------      ----       -----         ----         ------      ------      ------        ------
  Total interest-bearing
   liabilities                     (569)      697        (312)          16         $ (511)        415          52        $  (44)
                                 ------      ----       -----         ----         ------      ------      ------        ------
Change In net interest
 income .....................    $  265      $234       $(367)        $132         $   84      $ (171)     $   40        $  (47)
                                 ======      ====       =====         ====         ======      ======      ======        ======

                                [RESTUBBED TABLE]

                                       Year Ended June 30,
                                          1998 vs. 1997
                                    Increase (decrease) due to
                               ------------------------------------
                                                                         Total
                                                            Rate/       Increase
                                  Rate        Volume       Volume      (Decrease)
                               ----------  ------------  ----------   -----------
                                                 (In Thousands)
Interest-earning assets:
Loans receivable(1) .........    $  218       $ (26)        $ 0        $  192
Investments(2) ..............      (148)       (124)          6          (266)
                                 ------       -----         ---        ------
 Total earning assets .......        70        (150)          6           (74)

Interest-bearing liabilities:
 Savings deposits ...........         8          33           1            42
 NOW accounts ...............         0           0           0             0
 Money market
  accounts ..................        17          (1)          0            16
 Certificates of deposit             80        (311)         (7)         (238)
                                 ------       -----         ---        ------
  Total interest-bearing
   liabilities                      105        (279)         (6)         (180)
                                 ------       -----         ---        ------
Change In net interest
 income .....................    $  (35)      $ 129         $12        $  106
                                 ======       =====         ===        ======


(1) Includes non-accrual loans and loans held for resale.

(2) Includes interest-earning deposits and investment and mortgage-backed securities.

  Net Income.

     Our net income for the year ended June 30, 1998, was $663,000, a decrease of 35.63% from the $1.03 million we earned for the year ended June 30, 1997. The decrease resulted from flat net interest income, a higher provision for loan losses and higher noninterest expense in 1998 compared to 1997 that was only partially offset by higher noninterest income. Prospective investors should be aware that our net income for these periods do not contain any provision for income taxes because, as a credit union, IGA was exempt from income tax. Accordingly, on a tax-adjusted basis, net income would have been materially less.

  Net Interest Income.

     Net interest income for the fiscal year ended June 30, 1998 was $6.00 million as compared to $6.01 million for the fiscal year ended June 30, 1997.

     Interest income decreased to $11.48 million for the fiscal year ended June 30, 1998 from $11.66 million for the fiscal year ended June 30, 1997. This decrease of $184,000, or 1.58%, resulted from a decline in average interest earning assets of $2.58 million, or 1.66%, to $152.80 million in 1998 from $155.38 million in 1997 and is evidence of our inability to grow under our credit union charter because of stagnant membership growth. This decline was partially offset by an increase of one basis point in the average yield on interest earning assets to 7.51% in 1998 from 7.50% in 1997. The yield on average net loans, increased to 8.79% in 1998 from 8.68% in 1997 and the balance of average loans decreased $292,000 or 0.29% over the same period. Interest income from investment securities decreased $270,000, or 8.97% from $3.01 million in 1997 to $2.74 million in 1998. This decrease resulted from a 27 basis point decrease in the average yield earned on investment securities from 5.40% in 1997 to 5.13% in 1998 and a decrease in the average balance of investment securities of $2.29 million, or 4.11%, from $55.75 million in 1997 to $53.46 million in 1998.

     For the fiscal year ended June 30 1998, interest expense decreased $180,000, or 3.18%, to $5.48 million compared to $5.66 million for the fiscal year ended June 30, 1997. The decrease in interest expense between 1998 and 1997 was due almost entirely to a decrease of $4.32 million, or 2.95%, in the average balance of deposits from $146.35 million in 1997 to $142.03 million in 1998 and again reflects stagnant growth under our credit union charter. During this period the average rate paid on deposits declined only one basis point to 3.85% in 1998 from 3.86% in 1997.

  Provision for Loan Losses.


     The provision for loan losses increased from $847,000 for the fiscal year ended June 30, 1997 to $1.04 million for the fiscal year ended June 30, 1998. As previously described, the increase in provision for loan losses occurred principally in the six months ended June 30, 1998 and was designed to comply with the recommendation of the Office of Thrift Supervision due to the inherent risk in our loan portfolio. The provision in 1997 also was historically high and reflected a restoration of the allowance after 1996 charge-offs related to an increase in personal bankruptcies of members. These occurred after a significant reduction in force by PECO and the resulting charge-off of unsecured personal loans. See "Business of IGA -- Allowance and Provision for Loan Losses" for a discussion of how management determines the provision for possible loan losses.


  Noninterest Income.

     Noninterest income was $958,000 for the fiscal year ended June 30, 1998 compared to $851,000 for the fiscal year ended June 30, 1997. This 12.57% increase resulted primarily from an increase in ATM interchange income over the same period.

  Noninterest Expense.

     Total noninterest expense increased $280,000 to $5.26 million for the fiscal year ended June 30, 1998 from $4.98 million for the fiscal year ended June 30, 1997. This increase was primarily attributable to increased compensation and employee benefits expenses of $99,000 associated with normal salary and benefit increases and an increased lending staff, an increase in bank and ATM charges of $131,000 due to higher utilization. Management expects noninterest expense to increase in future periods because of increased staffing needs, including the chairman becoming a full time employee, and costs associated with the Company's status as a public company.

  Income Taxes.

     Prior to July 1, 1998 IGA was a tax-exempt entity, therefore no income taxes were paid in prior periods. However, IGA estimates that if we had been taxable for the fiscal years ended June 30, 1998 and 1997, we would have paid state and federal income taxes of $279,000 and $586,000, respectively, resulting in net income after taxes of approximately $384,000 and $440,000, respectively.

Financial Condition

March 31, 1999 Compared to December 31, 1998

     Our total assets increased 3.73% from $171.09 million at December 31, 1998 to $177.47 million at March 31, 1999. During the same period, net loans increased by 2.35% from $102.90 million to $105.32 million while investment and mortgage backed securities increased by 8.39% from $45.54 million to $49.36 million. This increase in securities represents a continuation of our policy, started in 1997, to initially decrease and then maintain the amount of funds we hold in interest bearing deposits at other banks to an amount we believe sufficient to meet our liquidity needs. We redeployed those funds and new funds received into higher yielding investment and mortgage-backed securities.

     Cash and cash equivalents, which include cash due from banks, interest-bearing deposits in other financial institutions, and federal funds sold, are all liquid funds. In a reflection of our decision to deploy new funds into higher-yielding assets and maintain short-term investments principally for liquidity purposes, the aggregate amount in these three categories remained essentially unchanged, decreasing by only $238,000 to $18.11 million at March 31, 1999 from $18.35 million at December 31, 1998. Prepaid expenses and other assets increased by $164,000, from $593,000 at December 31, 1998 to $757,000 at March 31, 1999.

     Total liabilities increased by $6.55 million, or 4.20%, from $155.82 million at December 31, 1998 to $162.37 million at March 31, 1999. During this period, deposits increased by 4.22% from $154.89 million at year-end 1998 to $161.43 at March 31, 1999. Within deposit categories the largest increase occurred in savings accounts which increased from $90.07 million to $95.12 million, or 5.6%, while time deposits only increased from $64.82 million to $66.31, or 2.30%.

     Retained earnings increased $140,000, or 0.90%, to $15.70 million at March 31, 1999 from $15.56 million at December 31, 1998. The increase in retained earnings is solely attributable to earnings. The change in net unrealized depreciation on investment and mortgage-backed securities available for sale was ($310,000) from ($284,000) at December 31, 1998 to ($594,000) at March 31,
1999. This increase was caused by the general increase in interest rates during the period.

December 31, 1998 Compared to June 30, 1998

     Our total assets increased 7.03% from $159.85 million at June 30, 1998 to $171.09 million at December 31, 1998. During the same period, net loans increased by 4.89% from $98.10 million to $102.90 million and investment and mortgage-backed securities increased by 5.47% to $45.54 million from $43.18 million. Cash and cash equivalents increased by $5.37 million to $18.35 million at December 31, 1998 from $12.98 million at June 30, 1998. Total deposits increased by $10.96 million, or 7.61%, from $143.93 million at June 30, 1998 to $154.89 million at December 31, 1998. This increase in deposits and cash and cash equivalents reflects the influx of deposits that has occurred since our conversion from a credit union to a savings bank and is directly attributable to our ability to attract new customers who were not credit union members.

     Retained earnings increased $20,000, or 1.33%, to $15.28 million at December 31, 1998 from $15.08 million at June 30, 1998. The increase in retained earnings is attributable to earnings. The change in net unrealized depreciation on investment and mortgage-backed securities available for sale was ($70,000) from ($214,000) at June 30, 1998 to ($284,000) at December 31,
1998.

June 30, 1998 Compared to June 30, 1997

     Our total assets decreased 2.97% from $164.75 million at June 30, 1997 to $159.85 million at June 30, 1998. During the same period, net loans decreased by 2.29% to $98.10 million and investment and mortgage-backed securities increased by 22.51% to $43.18 million. The increase in securities was due to our decision to invest funds previously held in interest bearing deposits in other financial institutions into higher yielding available for sale investment and mortgage-backed securities. Cash due from banks, interest-bearing deposits in other financial institutions, and federal funds sold are all liquid funds. The aggregate amount in these three categories decreased by $3.61 million to $12.98 million at June 30, 1998 from $16.59 million at June 30, 1997 reflecting the previously mentioned shift to available for sale investment and mortgage-backed securities. Equipment and leasehold improvements, net of accumulated depreciation, increased from $1.69 million at year-end 1997 to $1.88 million at year-end 1998. The increase of $190,000 was mainly attributable to costs associated with the new Chesterbrook branch site. Prepaid expenses and other assets increased by $198,000, from $743,000 at June 30, 1997 to $941,000 at June 30, 1998.

     Total liabilities decreased by $5.74 million, or 3.81%, from $150.51 million at June 30, 1997 to $144.77 million at June 30, 1998. During this period, deposits decreased by 3.95% from $149.85 million at year-end 1997 to $143.93 at year-end 1998. The deposit mix changed considerably during 1998 because approximately $13.00 million in savings account deposits held in a retirement account administered by PECO were withdrawn and transferred to higher yield investments at other financial institutions. As a result, savings accounts decreased from $80.23 million at June 30, 1997 to $68.26 million at June 30, 1998. The decrease in savings accounts was partially offset by a $1.15 million increase in NOW accounts and a $5.18 million increase in certificates of deposit.

     Retained earnings increased $660,000, or 4.51%, to $15.29 million at June 30, 1998 from $14.63 million at June 30, 1997. The increase in retained earnings is solely attributable to earnings. The change in net unrealized depreciation on investment and mortgage-backed securities available for sale was $170,000 from ($385,000) at June 30, 1997 to ($215,000) at June 30, 1998.
This increase was caused by the general decrease in interest rates during the period. When interest rates fall, the fair market value of debt securities generally increases, thereby increasing equity.

Asset Quality

     Non-performing assets decreased from $806,000 at June 30, 1997 to $203,000 at March 31, 1999 because a number of credit card and unsecured personal loans were charged off. Many of these loans were to individuals that declared personal bankruptcy that resulted, in part, from PECO Energy layoffs of our members. Because of this increase in bankruptcies, we tightened our credit standards and implemented credit scoring criteria for these types of loans. As a percentage of total assets, non-performing assets decreased from 0.49% at June 30, 1997 to 0.11% at March 31, 1999. Non-performing assets are comprised of non-accrual loans, accruing loans that are 90 days or more past due which are insured for credit loss, foreclosed real estate (assets acquire in foreclosures), and restructured loans. It is our policy to classify a loan, other than a loan insured for credit loss, as non-accrual after the loan becomes 90 days past due for either principal or interest.

     The balance in the allowance for loan losses was $1.12 million or 1.06% of total loans at March 31, 1999, compared to $1.01 million, or 1.00% of total loans at June 30, 1997. The ratio of the allowance for loan losses to non-performing loans was 549.75% at March 31, 1999, 631.76% at December 31, 1998, 419.47% at June 30, 1998 and 124.69% at June 30, 1997.

     As a financial institution which assumes lending and credit risk as a principal element of its business, we anticipate that credit losses will be experienced in the normal course of business. Accordingly, we make a quarterly determination as to an appropriate provision from earnings necessary to maintain an allowance for loan losses that is adequate for probable and reasonably estimated losses. The amount charged against earnings is based upon several factors including, at a minimum, each of the following:

     o a continuing review of delinquent, classified and non-accrual loans, large loans, and overall portfolio quality. This continuous review assesses the risk characteristics of both individual loans and the total loan portfolio;

     o analytical review of loan charge-off experience, delinquency rates and other relevant historical and peer statistical ratios;

     o our judgment with respect to local and general economic conditions and their impact on the existing loan portfolio;

     o regular examinations and reviews of the loan portfolio by our regulators.

     When it is determined that the prospect for recovery of the principal of a loan has significantly diminished, that portion of the loan is immediately charged against the allowance account. Subsequent recoveries, if any, are credited to the allowance account. In addition, non-accrual and large delinquent loans are reviewed monthly to determine potential losses.

     We believe the allowance for loan losses was adequate to cover risks inherent in our loan portfolio at March 31, 1999. However, there can be no assurance that we will not have to increase our provision for loan losses in the future as a result of changes in economic conditions or for other reasons. Any such increase could adversely affect our results of operations.


Liquidity

     Pursuant to federal regulations, financial institutions must maintain liquidity to meet day-to-day requirements of depositor and borrower customers, take advantage of market opportunities, and provide a cushion against unforeseen needs. Liquidity needs can be met by either reducing assets or increasing liabilities. Sources of asset liquidity are provided by investments in U.S. Government and agency securities, time deposits with banks and federal funds sold. These assets totaled $18.11 million at March 31, 1999, compared to $18.35 million at December 31, 1998, $12.98 million at June 30, 1998 and $16.59 million at June 30, 1997. Maturing and prepayment of loans as well as the monthly cash flow associated with certain mortgage-backed securities are other sources of asset liquidity.

     Sources of liability liquidity are provided by attracting deposits with competitive rates, using repurchase agreements, buying federal funds or utilizing the facilities of the Federal Home Loan Bank System. We historically have relied exclusively on deposits. However, we expect that the influx of capital from the conversion will cause us to begin to borrow funds in order to increase earning assets and achieve an acceptable return on equity for our shareholders.

     We believe that IGA maintains and has maintained sufficient short-term and liquid assets (including securities available-for- sale) to meet liquidity requirements of its operations.

Market Risk Analysis

  Qualitative Analysis

     As stated above, we derive our income primarily from the excess of interest collected over interest paid. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of many financial institutions, are affected by changes in interest rates and the interest rate sensitivity of our assets and liabilities.

     In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor IGA's interest rate risk. In monitoring interest rate risk, we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rate.

     An asset or liability is interest-rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more rapidly or to a greater extent than our liabilities, then net portfolio value and net interest income would tend to increase during periods of rising interest rates and decrease during periods of falling interest rates. Conversely, if our assets mature or reprice more slowly or to a lesser extent than our liabilities, then net portfolio value and net interest income would tend to increase during periods of rising interest rates and decrease during periods of rising interest rates and increase during periods of falling interest rates. Our policy has been to address the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates.

     Management regularly reviews our asset and liability position including our interest rate risk and trends, liquidity and capital ratios and related regulatory requirements. In addition, management reviews simulations of the effect of changes in interest rates on IGA's capital, net interest income and net income.

  Quantitative Analysis

  Net Portfolio Value

     In order to encourage savings associations to reduce their interest rate risk, the Office of Thrift Supervision adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured by the change to its NPV as result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. Based on IGA's asset size and risk-based capital, we have been informed by the Office of Thrift Supervision that IGA is exempted from this rule. Nevertheless, the following table presents an estimate of the change in our NPV at March 31, 1999 as calculated by our personnel, based on quarterly financial information.

 PV of Assets            Net Portfolio Value              NPV as % of Change
   in Rates       $ Amount     $ Change     % Change     NPV Ratio     % Change
--------------   ----------   ----------   ----------   -----------   ---------
 +300 bp           12,496        -4,656         -27%       7.19%        -234 bp
 +200 bp           14,026        -3,126         -18%       7.98%        -155 bp
 +100 bp           15,539        -1,612          -9%       8.74%        -79 bp
 0 bp              17,152                                  9.53%
 -100 bp           19,865         2,714         +16%      10.85%        +131 bp
 -200 bp           22,859         5,707         +33%      12.24%        +271 bp
 -300 bp           26,192         9,040         +53%      13.74%        +420 bp

     In the above table, the first column on the left presents the basis point increments of yield curve shifts. The second column presents the overall dollar amount of NPV at each basis point increment. The fifth column presents IGA's ratio of NPV to total assets. The remaining columns present IGA's actual position in dollar change and percentage change in NPV at each basis point increment.

     Were IGA subject to the IRR component at March 31, 1999, it would not have been considered to have had a greater than normal level of interest rate exposure and a deduction from capital would not have been required. Although we have been advised by the Office of Thrift Supervision that IGA is not subject to the IRR component discussed above, it is still subject to interest rate risk and, as can be seen above, rising interest rates will reduce IGA's NPV. The Office of Thrift Supervision has the authority to require otherwise exempt institutions to comply with the rule concerning interest rate risk. See "Regulation Regulatory Capital Requirements."

     Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Although certain assets and liabilities may have similar maturities or periods within which they reprice, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above.

Impact of Inflation and Changing Prices

     The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Year 2000 Issues

     Year 2000 issues result from the inability of many computer programs or computerized equipment to accurately calculate, store or use a date after December 31, 1999 (the "Y2K Issue"). The erroneous date can be interpreted in a number of different ways; typically the year 2000 is interpreted as the year 1900. Correctly identifying the year 2000 as a leap year may also be an issue. These misidentifications could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, track important customer account information, provide convenient access to this information or engage in normal business operations.

     IGA's board of directors and management have addressed the Y2K issue by developing a Y2K Compliance Plan. This plan involves five separate phases: awareness, assessment, renovation, validation and implementation.

     During 1997, IGA completed the assessment phase, identifying each internal and external system that could potentially be affected by the Y2K issue. Those systems include IGA's internal data processing system as well as equipment such as bank alarms that may contain microprocessors. For each such system, a determination was made whether or not the system is Y2K compliant. Those determinations involved obtaining Y2K compliant certification from third-party processors and outside vendors.

     As of December 31, 1998, IGA has completed its "awareness," "assessment," "renovation" and "validation" phases.

     In November 1998, IGA conducted in-house testing of its data processing system. IGA performed various banking transactions on customers' accounts using the dates September 30, 1998, January 1, 2000, January 30, 2000, January 31, 2000, February 29, 2000, September 9, 1999. All transactions were completed successfully. IGA's data processing software vendor has completed much of its Y2K testing but will continue testing and renovation throughout 1999. IGA will be obligated to incur only the hardware costs associated with implementing the changes required by our vendor; hardware costs are not expected to be material.

     As of March 31, 1999, all other material outside vendors have certified that they were Y2K compliant.

     In certain cases, however, such as the potential loss of electrical power or telecommunications services due to Y2K problems, testing by IGA is either not practical or not possible. In those cases, contingency plans are being designed that specify how IGA will deal with each such potential situation. IGA has developed a contingency plan that addresses failure of the data processing service bureau system. IGA has determined that if the service bureau system were to fail, IGA would implement manual systems until the service bureau system could be reestablished. IGA does not anticipate the potential use of short-term manual systems would have a material impact upon the operations of IGA.

     In addition to expenses related to our own systems, we could incur losses if loan payments are delayed due to year 2000 problems. In an effort to limit our risk of delayed loan payments, we evaluate, during the loan origination process, the year 2000 readiness of any commercial business or commercial real estate borrower who borrows $250,000 or more. At June 30, 1999, we had five commercial loans outstanding with principal balances of more than $250,000 each and with an aggregate principal balance of approximately $2.0 million. Based on the information these borrowers provided to us, we believe that they have adequately addressed any year 2000 problems. We have not conducted any surveys or evaluations of other customers. We have been communicating with our vendors and to assess their progress in evaluating their systems and implementing any corrective measures required by them to be prepared for the year 2000. To date, we have not been advised by these vendors that they do not have plans in place to address and correct the issues associated with the year 2000 problem; however, no assurance can be given as to the adequacy of such plans or to the timeliness of their implementation.

     As of June 30, 1999, we have spent $30,000 to address year 2000 issues. We estimate we will incur an additional $20,000 in connection with year 2000 issues.

Recent Accounting Pronouncements

     FASB Statement on Stock-Based Compensation. In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under SFAS No. 123, an entity may elect to recognize stock-based compensation expense based on the fair value of the awards, or they may elect to account for stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees." If an entity elects to account for stock-based compensation under APB No. 25, it is not required to recognize expense based on the fair value of the awards. However, the entity must disclose in the financial statements the effects of SFAS No. 123, as if the recognition provisions of SFAS No. 123 were adopted.

     Currently, IGA does not provide stock-based compensation to its employees. Upon completion of the conversion, subject to stockholder approval, JADE FINANCIAL will establish certain stock-based compensation plans. If established, we have evaluated the alternatives available under the provisions of SFAS No. 123 and currently expect that we will not adopt the recognition provisions of the statement, but will provide the required footnote disclosures. Therefore, we do not expect that the adoption of SFAS No. 123 will have a material impact on our financial position or results of operations.

     FASB Statement on Earnings Per Share. In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." This statement established standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings Per Share," and makes them more comparable with international earnings per share standards.

     IGA, as a mutual savings bank, does not have common stock authorized, issued or outstanding and we do not calculate or present earnings per share. Upon completion of the conversion, we will calculate and present earnings per share in accordance with SFAS No. 128.

     FASB Statement on Reporting Comprehensive Income. In June 1997, the FASB issued SFAS No. 130. SFAS No. 130 requires classification of items of other comprehensive income by their nature in the financial statements and the display of the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of equity. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. IGA adopted SFAS No. 130 on July 1, 1998. The adoption of this standard had no material impact on IGA's consolidated financial statements.

     FASB Statement on Disclosure of Information about Capital Structure. In February 1997, the FASB issued SFAS No. 129. SFAS No. 129 incorporates the disclosure requirements of APB Opinion No. 15, Earnings per Share, and makes them applicable to all public and non-public entities that have issued securities addressed by the Statement. APB Opinion No. 15 requires disclosure of descriptive information about securities that is not necessarily related to the computation of earnings per share. This statement continues the previous requirements to disclose certain information about an entity's capital structure found in APB Opinions No. 10, Omnibus Opinion-1966, and No. 15, Earnings per Share, and FASB Statement No. 47, Disclosure of Long-Term Obligations, for entities that were subject to the requirements of those standards. SFAS No. 129 eliminates the exemption of non-public entities from certain disclosure requirements of Opinion 15 as provided by FASB Statement No. 21, Suspension of the Reporting of Earnings per Share and Segment Information by Non-public Enterprises. It supersedes specific disclosure requirements of Opinions No. 10 and No. 15 and FASB Statement No. 47 and consolidates them in this Statement for ease of retrieval and for greater visibility to non-public entities. FASB No. 129 is effective for financial statements for periods ending after December 15, 1997. SFAS No. 129 will be adopted by JADE FINANCIAL in the initial period following consummation of the offering. The adoption of this standard is not expected to have a material impact on JADE FINANCIAL's consolidated financial statements.

     FASB Statement on Disclosures about Segments of an Enterprise and Related Information. In June 1997, the FASB issued SFAS No. 131. SFAS No. 131 establishes standards for the way public enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. IGA adopted SFAS No. 131 on July 1, 1999. The adoption of this standard had no material impact on IGA's consolidated financial statements.

     FASB Statement on Employers' Disclosures about Pensions and Other Post-retirement Benefits. In February 1998, the FASB issued SFAS No. 132. SFAS No. 132 revises employers' disclosures about pension and other post-retirement benefit plans. SFAS No. 132 does not change the measurement or recognition of those plans and is effective for fiscal years beginning after December 15, 1997. IGA adopted SFAS No. 132 on July 1, 1998. The adoption of this standard had no material impact on IGA's consolidated financial statements.

     FASB Statement on Accounting for Derivative Instruments and Hedging Activities. In June 1998, the FASB issued SFAS No. 133. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts (collectively referred to as "derivatives") and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (i) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment,
(ii) a hedge of the exposure of variable cash flows of a forecasted transaction, or (iii) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. IGA has no activity subject to SFAS 133 and JADE FINANCIAL is not expected to have any activity subject to SAFS 133.

     FASB Statement on Accounting for Mortgage-backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. In October 1998, the FASB issued SFAS No. 134 which changes the way mortgage banking firms account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. Under current practice, a bank that securitizes credit card receivables has a choice in how it classifies any retained securities based on its intent and ability to hold or sell those investments. SFAS No. 134 gives mortgage banking firms the opportunity to apply the same intent-based accounting that is applied by other companies. SFAS No. 134 is effective for the fiscal quarter beginning after December 15, 1998. IGA adopted SFAS No. 134 on January 1, 1999. The adoption of SFAS No. 134 had no material impact on IGA's financial condition or results of operations.

                          BUSINESS OF JADE FINANCIAL

     JADE FINANCIAL was organized at the direction of the Board of Directors of IGA for the purpose of becoming a holding company to own all of the outstanding capital stock of IGA. Upon completion of the conversion, IGA will become a wholly-owned subsidiary of JADE FINANCIAL. For additional information, see "JADE FINANCIAL CORP."

     Following the conversion, JADE FINANCIAL will be primarily engaged in the business of directing, planning and coordinating the business activities of IGA. In the future, JADE FINANCIAL may become an operating company or acquire or organize other operating subsidiaries, including other financial institutions, though there are no current plans in this regard. Initially, JADE FINANCIAL will not maintain offices separate from those of IGA or employ any persons other than its officers who will not be separately compensated for such service.

                                BUSINESS OF IGA
General

     IGA originally was established in 1975 as IGA Federal Credit Union. The credit union initially served the Independent Group Association, a labor organization comprised of employees of PECO Energy, Inc., the electric utility serving the Philadelphia metropolitan area. Over time, IGA's membership grew to include other employee groups. However, as a credit union, IGA was legally restricted to serve only customers who shared a "common bond" such as a common employer. However, members that were employees of PECO or its affiliates (or retirees or family members of PECO or its affiliates) continued to be a large majority of IGA's members.

     As a credit union, IGA did not experience membership growth in recent years due to a reduction in the number of PECO employees from approximately 12,500 to 6,500. Moreover, IGA anticipated that membership would decline in the future due to the nationwide consolidation of the electric utility industry and the 1996 deregulation of the electric utility industry in Pennsylvania. Therefore, after receiving the approval of the National Credit Union Administration and IGA's members, on July 1, 1998, IGA converted from a credit union to IGA Federal Savings, a federal mutual savings association. IGA can now serve the general public in our community, rather than being limited to serving only distinct employee groups.

     IGA is primarily engaged in the business of attracting deposits from the general public and originating consumer loans, including home equity, auto, credit card and personal loans, and residential real estate loans, secured by first mortgages on owner-occupied, one- to four-family residences in our market area. IGA also originates a limited amount of commercial loans and invests in investment and mortgage-related securities.

     IGA's revenues are derived principally from interest on mortgage loans, consumer loans and investment and mortgage-related securities.

     IGA offers a variety of deposit accounts having a wide range of interest rates and terms, which generally include passbook and statement savings accounts, money market deposit accounts, NOW and non-interest bearing checking accounts and certificates of deposit with varied terms ranging from 91 days to 60 months. IGA only solicits deposits in its market areas and it has not accepted brokered deposits. Our deposits are insured by the Savings Association Insurance Fund of the FDIC up to applicable limits.

Market Areas

     IGA currently operates, through:

     o    Its main office located in Feasterville, Bucks County;

     o 23rd and Market Streets in Center City, Philadelphia in the PECO office building;

     o    Grays Ferry in Southwest Philadelphia;

     o    Chesterbrook in Chester County; and

     o    Media in Delaware County.

     In addition, IGA participates in MAC, a regional automatic teller machine network. IGA owns and operates three automatic teller machines.

     IGA's market area consists of certain portions of the Philadelphia metropolitan area which is comprised of Philadelphia and the surrounding Pennsylvania counties of Bucks, Chester, Delaware and Montgomery. IGA also has a number of out-of-market customers who are retirees or PECO employees at out-of-market locations. IGA's five-county market area is included in the Philadelphia Metropolitan Statistical Area. The Philadelphia Metropolitan Statistical Area, which also includes three New Jersey counties, is the nation's fourth largest metropolitan area in terms of total population. Based on 1998 census data, the Pennsylvania counties in the Philadelphia Metropolitan Statistical Area had an estimated population of 3.7 million, which is one-third of Pennsylvania's total population.

     Future growth opportunities for IGA depend on several different growth indicators in the market area, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. The population trends in Philadelphia and Delaware counties are less favorable than the Philadelphia Metropolitan Statistical Area averages, reflecting the urban flight typical of most Northeastern United States urban areas. The surrounding counties of Bucks, Montgomery and Chester, all of which are more suburban than Philadelphia and Delaware Counties, have experienced relatively strong positive population growth over the past several years. Household growth trends in these areas have paralleled the population growth trends since 1990, exhibiting shrinkage in overall number of households in Philadelphia and Delaware counties versus positive growth for Bucks, Montgomery and Chester counties. In the near term future, the population and household growth trends described above are forecasted to continue following the same trends that were experienced over the past several years. Although IGA's market in Philadelphia and Delaware Counties has a shrinking population base, the remaining, large population base will continue to provide access to lending and deposit opportunities. The Bank's offices in the outlying Bucks and Chester counties and the proximity of Montgomery County also can be expected to provide lending and deposit growth opportunities, especially in light of the population growth trends in these counties.

     Employment in IGA's market area is derived from a broad base of employment sectors, including manufacturing, services, wholesale/retail trade, state and local government, transportation/utilities, finance, insurance, real estate, and others.

     Due to the large number of employers with a national or multi-national scope of business in Philadelphia Metropolitan Statistical Area, the regional economy is exposed to national and global recessionary trends. The following table sets forth the unemployment rates in the United States, Pennsylvania and IGA's five-country market area for the periods indicated.


                                  March 1998       March 1999
Region                           Unemployment     Unemployment
------                           ------------     ------------
United States ...............        5.0%             4.4%
Pennsylvania ................        5.2%             4.8%
Bucks County ................        3.8%             3.6%
Montgomery County ...........        3.4%             3.2%
Philadelphia County .........        6.2%             5.7%
Chester County ..............        2.8%             2.6%
Delaware County .............        4.1%             3.7%

Competition

     IGA faces strong competition, both in originating consumer, commercial business, commercial real estate and residential real estate loans and in attracting deposits. The Philadelphia Metropolitan Statistical Area has become a center for financial services, and IGA competes with a number of very large financial institutions that are either headquartered or maintain offices in southeastern Pennsylvania. Some of the larger commercial banks operating in our market area include First Union National Bank, PNC Bank and Mellon Bank. IGA also competes with a number of large thrifts who maintain branches in, or are headquartered in, Southeastern Pennsylvania, including Sovereign Bank, Commonwealth Bank, Firstrust Savings Bank, and Beneficial Mutual Savings Bank. At June 30, 1998, there were over 1,700 financial institution branches in our market area. Competition in originating residential real estate loans comes primarily from other savings institutions, commercial banks, credit unions and mortgage bankers. Competition for commercial business loans and commercial real estate loans comes primarily from commercial banks and savings institutions. Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending.

     IGA attracts all of its deposits through IGA's five branch offices. Competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same region, as well as mutual funds. IGA competes for these deposits by offering a variety of deposit accounts at competitive rates and superior service. From 1996 to 1998, deposit growth in Pennsylvania was positive for commercial banks and savings institutions, with savings institutions recording the highest rate of growth due primarily to the rapid expansion of Sovereign Bank, a large regional thrift. During this period, commercial banks continued to maintain approximately 78% of all deposits. Within IGA's five-county market area, Philadelphia County recorded the highest growth in deposits from 1996 to 1998, along with growth in Chester and Bucks Counties, minimal growth in Montgomery County, and deposit shrinkage in Delaware County. Commercial banks have a majority of deposit funds in IGA's market area.

Lending Activities

  General.

     IGA is primarily engaged in the business of attracting deposits from the general public and originating consumer loans, including home equity, auto, credit card and personal loans and residential real estate loans, secured by first mortgages on owner-occupied, one- to four-family residences in our market areas. IGA also originates a limited amount of commercial loans.

     The following table sets forth the composition of IGA's loan portfolio at March 31, 1999 and 1998, December 31, 1998 and 1997 (to reflect the recent change in IGA's fiscal year-end from June 30 to December 31), and June 30, 1998 and 1997. For the periods presented, there is no significant concentration of loans in any one industry. No loans have been made to borrowers outside the United States.


                                                    March 31,                              December 31,
                              -----------------------------------------------------  ------------------------
                                         1999                        1998                      1998
                              ---------------------------  ------------------------  ------------------------
                                  Amount        Percent       Amount      Percent       Amount      Percent
                              --------------  -----------  -----------  -----------  -----------  -----------
                                                          (Dollars in Thousands)
Real Estate Loans:
One- to four-family ........    $ 40,740       38.28%       $ 32,529      33.58%      $ 40,114       38.57%
Commercial .................       2,131        2.00%              0       0.00          1,408        1.35%
Construction ...............           0        0.00               0       0.00              0        0.00
                                --------      ------        --------     ------       --------      ------
Total real estate loans           42,871       40.28%         32,529      33.58%        41,522       39.92%
Consumer Loans:
Home equity ................      23,085       21.69%         23,707      24.47%        22,421       21.56%
Automobile .................      20,762       19.51%         18,871      19.48%        18,746       18.03%
Credit cards ...............       9,870        9.27%         10,127      10.45%        10,920       10.50%
Unsecured loans ............       5,462        5.13%          7,280       7.52%         6,329        6.09%
Other ......................       3,634        3.41%          4,160       4.29%         3,658        3.52%
Commercial loans ...........         760        0.71%            197       0.21%           400        0.38%
                                --------      ------        --------     ------       --------      ------
Total consumer loans              63,573       59.72%         64,342      66.42%        62,474       60.08%
                                --------      ------        --------     ------       --------      ------
Total loans ................     106,444      100.00%         96,871     100.00%       103,996      100.00%
                                              ======                     ======                     ======
Less:
Deferred fees and
 discounts .................          (8)                         56                       (22)
Allowance for losses              (1,116)                       (741)                   (1,074)
                                --------                    --------                  --------
Total loans
 receivable, net ...........    $105,320                    $ 96,186                  $102,900
                                ========                    ========                  ========

                                [RESTUBBED TABLE]

                                    December 31,                            June 30,
                              ------------------------  -------------------------------------------------
                                        1997                     1998                      1997
                              ------------------------  -----------------------  ------------------------
                                 Amount      Percent      Amount      Percent       Amount      Percent
                              -----------  -----------  ----------  -----------  -----------  -----------
                                                        (Dollars in Thousands)
Real Estate Loans:
One- to four-family ........   $ 30,627     30.96%       $35,799       36.15%      $ 31,429      31.02%
Commercial .................          0      0.00            256        0.26%             0       0.00%
Construction ...............          0      0.00              0        0.00              0       0.00
                               --------    ------        -------      ------       --------     ------
Total real estate loans          30,627     30.96%        36,055       36.41%        31,429      31.02%
Consumer Loans:
Home equity ................     24,505     24.77%        23,174       23.40%        24,154      23.84%
Automobile .................     19,610     19.82%        18,844       19.03%        20,470      20.20%
Credit cards ...............     11,917     12.05%        10,269       10.37%        10,700      10.56%
Unsecured loans ............      9,329      9.43%         6,577        6.64%         9,307       9.18%
Other ......................      2,742      2.77%         3,871        3.91%         5,250       5.20%
Commercial loans ...........        197      0.20%           237        0.24             14       0.00
                               --------    ------        -------      ------       --------     ------
Total consumer loans             68,300     69.04%        62,972       63.59%        69,895      68.98%
                               --------    ------        -------      ------       --------     ------
Total loans ................     98,927    100.00%        99,027      100.00%       101,324     100.00%
                                           ======                     ======                    ======
Less:
Deferred fees and
 discounts .................          0                       17                         52
Allowance for losses             (1,042)                    (948)                    (1,005)
                               --------                  -------                   --------
Total loans
 receivable, net ...........   $ 97,885                  $98,096                   $100,371
                               ========                  =======                   ========

     The following table shows the composition of IGA's loan percentages portfolio by fixed- and adjustable-rate at March 31, 1999 and 1998, December 31, 1998 and 1997 (to reflect the recent change in IGA's fiscal year-end from June 30 to December 31), and June 30, 1998 and 1997.


                                                    March 31,                             December 31,
                               ---------------------------------------------------  -------------------------
                                          1999                      1998                      1998
                               --------------------------  -----------------------  -------------------------
                                   Amount       Percent      Amount      Percent       Amount       Percent
                               -------------  -----------  ----------  -----------  ------------  -----------
                                                           (Dollars in Thousands)
Fixed-Rate Loans:
-----------------------------
Real estate:
 One- to four-family ........    $ 39,155         36.78%    $30,220        31.20%     $ 38,446        36.97%
 Commercial loans ...........       2,131          2.00%          0         0.00%        1,408         1.35%
Home equity .................      17,533         16.47%     16,962        17.51%       17,054        16.40%
Automobile ..................      20,762         19.51%     18,871        19.48%       18,746        18.03%
Unsecured loans .............       5,462          5.13%      7,280         7.52%        6,329         6.09%
Other .......................       4,037          3.79%      4,035         4.17%        3,684         3.54%
                                 --------        ------     -------       ------      --------       ------
 Total fixed-rate loans .....      89,080         83.69%     77,368        79.87%       85,667        82.38%
Adjustable Rate Loans:
------------------------------
Real estate:
 One- to four-family ........       1,585          1.49%      2,309         2.38%        1,668         1.60%
Home equity .................       5,552          5.22%      6,745         6.96%        5,367         5.16%
Credit cards ................       9,870          9.27%     10,127        10.45%       10,920        10.50%
Other .......................         357          0.34%        322         0.33%          374         0.36%
                                 --------        ------     -------       ------      --------       ------
 Total adjustable-rate
  loans .....................      17,364         16.31%     19,503        20.13%       18,329        17.62%
                                 --------        ------     -------       ------      --------       ------
 Total loans ................     106,444        100.00%     96,871       100.00%      103,996       100.00%
                                                 ======                   ======                     ======
Less:
------------------------------
Deferred fees and
 discounts ..................          (8)                       56                        (22)
Allowance for losses ........      (1,116)                     (741)                    (1,074)
                                 --------                   -------                   --------
 Total loans receivable,
  net .......................    $105,320                   $96,186                   $102,900
                                 ========                   =======                   ========

                                [RESTUBBED TABLE]

                                    December 31,                             June 30,
                               -----------------------  --------------------------------------------------
                                        1997                     1998                      1997
                               -----------------------  -----------------------  -------------------------
                                 Amount      Percent      Amount      Percent       Amount       Percent
                               ----------  -----------  ----------  -----------  ------------  -----------
                                                         (Dollars in Thousands)
Fixed-Rate Loans:
------------------------------
Real estate:
 One- to four-family ........   $ 28,067       28.37%    $33,755        34.09%     $ 28,675        28.30%
 Commercial loans ...........          0        0.00%        256         0.26%           --           --
Home equity .................     17,528       17.72%     17,164        17.33%       16,818        16.60%
Automobile ..................     19,610       19.82%     18,844        19.03%       20,470        20.20%
Unsecured loans .............      9,329        9.43%      6,577         6.64%        9,307         9.19%
Other .......................      2,594        2.62%      3,315         3.35%        4,466         4.41%
                                --------      ------     -------       ------      --------       ------
 Total fixed-rate loans .....     77,128       77.96%     79,911        80.70%       79,736        78.69%
Adjustable Rate Loans:
------------------------------
Real estate:
 One- to four-family ........      2,560        2.59%      2,044         2.06%        2,754         2.72%
Home equity .................      6,977        7.05%      6,010         6.07%        7,336         7.24%
Credit cards ................     11,917       12.05%     10,269        10.37%       10,700        10.56%
Other .......................        345        0.35%        793         0.80%          798         0.79%
                                --------      ------     -------       ------      --------       ------
 Total adjustable-rate
  loans .....................     21,799       22.04%     19,116        19.30%       21,588        21.31%
                                --------      ------     -------       ------      --------       ------
 Total loans ................     98,927      100.00%     99,027       100.00%      101,324       100.00%
                                              ======                   ======                     ======
Less:
------------------------------
Deferred fees and
 discounts ..................          0                      17                         52
Allowance for losses ........     (1,042)                   (948)                    (1,005)
                                --------                 -------                   --------
 Total loans receivable,
  net .......................   $ 97,885                 $98,096                   $100,371
                                ========                 =======                   ========

Maturities and Sensitivities of Loans to Changes in Interest Rates

     The following schedule illustrates the contractual maturity of IGA's loan portfolio at March 31, 1999. Mortgages which have adjustable or negotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

                                        Real Estate
                         ------------------------------------------
                         One- to Four-Family        Commercial             Consumer        Commercial Business          Total
                         --------------------  --------------------  --------------------  --------------------  -------------------
                                    Weighted              Weighted              Weighted              Weighted              Weighted
                                     Average               Average               Average               Average              Average
                          Amount      Rate      Amount      Rate      Amount      Rate      Amount      Rate      Amount      Rate
                         --------  ----------  --------  ----------  --------  ----------  --------  ----------  --------  ---------
                                                         (Dollars in Thousands)
Due During Year Ending
 March 31, 2000(1) ....    1,824      7.64        --          --     12,593       12.09       --           --     14,410      11.53
2001 and 2002 .........    3,989      7.17        --          --     13,956        8.81       81        10.42     18,018       8.46
2003 to 2004 ..........    4,766      7.12     1,758        8.25     18,313        8.05       38         9.49     24,867       7.89
2005 to 2019 ..........   24,589      6.98       373        8.50     17,983        8.66      608         8.61     43,544       7.71
2020 and beyond .......    5,572      6.80        --          --         --          --       33         9.85      5,605       6.82

------------
(1) Includes demand loans, loans having no stated maturity and overdraft loans.

     The total amount of loans due after March 31, 1999 which have predetermined interest rates is $89.08 million, while the total amount of loans due after such date which have floating or adjustable interest rates is $17.36 million.

  Residential Mortgage Lending.

     IGA originates substantially all of its mortgage loans through its retail branch network. IGA generally underwrites one- to four-family loans based on the applicant's employment, credit history, and appraised value of the subject property. Presently, IGA lends up to 95% of the lesser of the appraised value or purchase price for one- to four-family residential loans. For loans with a loan-to-value ratio in excess of 80%, IGA requires the borrowers to obtain private mortgage insurance. As a result, IGA has not experienced any material loss with respect to residential mortgage loans having a loan-to-value ratio of greater than 80%. All first mortgage loans require title and hazard insurance, and flood insurance, if necessary, in an amount not less than the value of the property improvements. IGA also requires title insurance on properties securing mortgage loans, in accordance with local practice.

     In order to approve a property as security for a loan, IGA requires a satisfactory appraisal by an approved independent appraiser. Independent appraisers must abide by IGA's appraisal policies and must be approved by IGA's Board of Directors.


     IGA currently originates one- to four-family mortgage loans on either a fixed or adjustable basis, as consumer demand dictates. IGA's pricing strategy for mortgage loans includes setting interest rates that are competitive with Fannie Mae and Freddie Mac, other local financial institutions, and IGA's internal needs. Adjustable rate mortgage ("ARM") loans are offered with either a one-year or three-year term to the initial repricing date. After the initial period, the interest rate for each ARM loan generally adjusts annually for the remainder of the term of the loan. IGA uses the United States Treasury Constant Maturity Index to reprice ARM loans. For the three months ended March 31, 1999 and 1998, IGA originated no one- to four-family ARM loans, and $1.92 million and $3.15 million, respectively, of one- to four-family fixed rate mortgage loans. For the six months ended December 31, 1999 and 1998, IGA originated no one- to four-family ARM loans, and $7.0 million and $5.54 million, respectively, of one- to four-family fixed rate mortgage loans. For the fiscal year ended June 30, 1998, IGA originated $229,000 of one- to four-family ARM loans and $13.57 million of one- to four-family fixed-rate mortgage loans. For the fiscal year ended June 30, 1997, IGA originated no one- to four-family ARM loans and $3.93 million of one- to four-family fixed-rate mortgage loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk Analysis."


     Fixed-rate loans secured by one- to four-family residences have contractual maturities of up to 30 years, and are fully amortizing, with payments due monthly. These loans normally remain outstanding, however, for a substantially shorter period of time because of refinancing and other prepayments. A significant change in the current level of interest rates could alter considerably the average life of a residential loan in IGA's portfolio. IGA's one- to four-family loans are generally not assumable, do not contain prepayment penalties and do not permit negative amortization of principal. IGA's real estate loans generally contain a "due on sale" clause allowing IGA to declare the unpaid principal balance due and payable upon the sale of the security property.

     IGA's one- to four-family residential ARM loans are fully amortizing loans with contractual maturities of up to 30 years, with payments due monthly. IGA's ARM loans generally provide for specified minimum and maximum interest rates, with a lifetime cap and floor, and an annual adjustment on the interest rate over the rate in effect on the date of origination. As a consequence of using caps, the yield on these loans may not be as rate sensitive as is our cost of funds. IGA's ARM loans are not convertible into fixed-rate loans.

     In order to remain competitive in its market areas, IGA currently originates ARM loans at initial rates below the fully indexed rate, and qualifies borrowers based on this initial discounted rate for IGA's three year ARMs and at 2% over the initial rate for one-year ARMs.


     ARM loans generally pose different credit risks than fixed-rate loans, primarily because as interest rates rise, the borrower's payment rises, increasing the potential for default. IGA has not experienced difficulty with the payment history for these loans. See "-- Asset Quality -- Nonperforming Assets" and "Asset Quality -- Delinquent Loans."


     Mortgage loans must be approved by the Vice President of Lending. Mortgage loans exceeding $250,000 must be approved by the President.

     At March 31, 1999, $40.74 million, or 38.28%, of IGA's total loan portfolio consisted of residential mortgage loans. At that date the fixed-rate one- to four-family mortgage loan portfolio totaled $39.16 million, or 36.78% of our gross loan portfolio, and IGA's one- to four-family ARM loan portfolio totaled $1.59 million, or 1.49% of its gross loan portfolio.

     IGA also makes a limited number of construction loans to individuals for the construction of their residences. These loans generally have a construction phase of six to nine months during which the borrower pays only interest on the loan. Upon completion of the construction phase, the loan becomes a standard one- to four-family mortgage loan. These loans are underwritten using the same criteria as IGA's other one- to four-family mortgage loans. All of these loans are secured by property located within our market areas. At March 31, 1999, IGA had no residential construction loans outstanding.

     Although IGA is committed to expanding its residential mortgage lending, the number of consumer loan originations still significantly exceed residential first mortgage loans. To facilitate liquidity and interest rate risk management, IGA on occasion has sold fixed rate loans in the secondary mortgage market. However, in order to increase its mortgage loan portfolio, IGA is presently holding most new loans in its portfolio. IGA services the loans it originates, including the loans it sells in the secondary mortgage market. As of March 31, 1999, IGA serviced a portfolio consisting of $14.51 million of residential mortgage loans owned by Fannie Mae, holders of Fannie Mae mortgage-backed securities and other investors.

  Commercial Loans

     General. IGA recently took steps to expand its commercial real estate and commercial business lending program by adopting a commercial lending policy and hiring staff experienced in this area. IGA believes there is significant opportunity in small business lending due to the consolidation of financial institutions in IGA's market area.

     Multi-family and Commercial Real Estate Lending. IGA offers a variety of multi-family and commercial real estate loans. These loans are secured primarily by multi-family dwellings, small retail establishments and small office buildings located in IGA's market areas. IGA may, from time to time, participate in commercial real estate construction loans with other lenders. At March 31, 1999, multi-family and commercial real estate loans totaled $2.13 million or 2.00% of IGA's gross loan portfolio.

     IGA's loans secured by multi-family and commercial real estate are originated with either a fixed or adjustable interest rate. The interest rate on adjustable-rate loans is based on a variety of indices, generally determined through negotiation with the borrower. Loan-to-value ratios on IGA's multi-family and commercial real estate loans typically do not exceed 80% of the appraised value of the property securing the loan. These loans typically require monthly payments and have maximum maturities of 25 years. While maximum maturities may extend to 30 years, loans frequently have shorter maturities and may not be fully amortizing, requiring balloon payments of unamortized principal at maturity.


     Loans secured by multi-family and commercial real estate are granted based on the income producing potential of the property and the financial strength of the borrower. The net operating income, which is the income derived from the operation of the property less all operating expenses, must be sufficient to cover the payments related to the outstanding debt. IGA generally require personal guarantees of the borrowers covering a portion of the debt in addition to the security property as collateral for such loans. IGA generally requires an assignment of rents or leases in order to be assured that the cash flow from the project will be used to repay the debt. Appraisals on properties securing multi-family and commercial real estate loans are performed by independent state certified fee appraisers approved by the board of directors. See "-- Loan Originations, Sales and Repayments."


     IGA generally maintains a tax or insurance escrow account for its loans secured by multi-family and commercial real estate. In order to monitor the adequacy of cash flows on income-producing properties of $1.0 million or more, the borrower is notified annually to provide financial information including rental rates and income, maintenance costs and an update of real estate property tax payments, as well as personal financial information.

     Loans secured by multi-family and commercial real estate properties are generally larger and involve a greater degree of credit risk than one-to four-family residential mortgage loans. Such loans typically involve large balances to single borrowers or groups of related borrowers. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired. See "-- Asset Quality -- Nonperforming Loans."


     Commercial Business Lending. IGA offers commercial business loans in the form of lines of credit and fixed or adjustable rate term loans. These loans are generally secured by commercial assets, the borrower's personal guarantees and/or personal assets. At March 31, 1999, commercial business loans totaled $760,000 or .71% of our gross loan portfolio.

     Commercial business loans typically require monthly payments and have maximum maturities of ten years.

  Consumer Loans.

     General. IGA offers a variety of consumer loans, including home equity loans, auto loans, credit card loans, unsecured personal loans and loans secured by a deposit account. At March 31, 1999, consumer loans accounted for $62.81 million or 59.72% of IGA's total loan portfolio. Of this amount, approximately 23.09 million, or 21.69% consisted of home equity loans, $20.76 million, or 19.51%, consisted of auto loans, $9.87 million, or 9.27%, consisted of credit card loans and $5.46 million or 5.13% consisted of unsecured personal loans.

     Consumer loans generally have shorter terms to maturity, which reduces IGA's exposure to changes in interest rates, and carry higher rates of interest than do one- to four-family residential mortgage loans. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities.

     We do not originate any consumer loans on an indirect basis. Indirect loans are contracts purchased from retailers of goods or services which have extended credit to their customers.

     The underwriting standards employed by IGA for consumer loans include a determination of the applicant's payment history on other debts and an assessment of the ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, with respect to any secured consumer loan the underwriting process also includes a comparison of the value of the security in relation to the proposed loan amount.

     Home Equity. IGA originates home equity loans secured by second mortgages on owner-occupied, one- to four-family residences. These loans are originated as fixed-rate loans with terms of from one to fifteen years or as adjustable rate lines of credit. Second mortgage loans are generally subject to a 80% combined loan-to-value ratio limitation, including any other outstanding first mortgages or liens. Home equity loans are underwritten based on the borrower's income and equity in the home. As of March 31, 1999, we had $23.09 million in home equity loans outstanding.

     Auto Lending. IGA continues to grow its auto lending portfolio through traditional car financing and with the addition of the "Alt-Lease" program, which is a balloon term loan program started by IGA as an alternative to leasing. IGA will finance up to 100% of the purchase price of a new or used vehicle, subject to valuations from official new and used car guides. All auto loans are secured by title encumbrances. IGA requires that the borrower maintain proper auto insurance coverage to protect the collateral. Borrowers are fully underwritten for creditworthiness.

     Credit Cards. IGA has maintained an independent credit card program for over 15 years as part of its mission to provide a full range of financial services and products to customers. The credit card program has been successfully introduced through cross-selling opportunities within IGA. IGA's credit cards have no annual fee and currently carry an annual percentage interest rate equal to the prime rate plus 4.65% on outstanding credit card balances. Management continues to consider expansion of the program through marketing campaigns, pre-approval screenings, direct mail and affinity relationships.

     Consumer loans may entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of unsecured consumer loans and consumer loans which are secured by rapidly depreciable assets, such as automobiles.

Loan Originations, Sales and Repayments

     IGA originates loans through referrals from real estate brokers and builders, its marketing efforts, and its existing and walk-in customers. While IGA originates both adjustable-rate and fixed-rate loans, its ability to originate loans is dependent upon the relative customer demand for loans in its market. Demand is affected by local competition and the interest rate environment. Competition from other lenders in our market area limits, to a certain extent, the volume of loans IGA has been able to originate and place in its portfolio. IGA sells a limited amount of loans and, as a result, loans are originated according to secondary market guidelines. Furthermore, during the past few years, IGA, like many other financial institutions, has experienced significant prepayments on loans and mortgage-backed and related securities due to the sustained low interest rate environment prevailing in the United States.

     In periods of economic uncertainty, the ability of financial institutions, including IGA, to originate large dollar volumes of loans may be substantially reduced or restricted, with a resultant decrease in related interest income.

     The following table shows the loan origination, sale and repayment activities of IGA for the three months ended March 31, 1999 and 1998, the six-month transition periods ended December 31, 1998 and 1997 to reflect the recent change in IGA's fiscal year-end from June 30 to December 31, and the years ended June 30, 1998 and 1997.


                                            Three Months                  Six Months
                                                Ended                        Ended
                                              March 31,                  December 31,               Year Ended June 30,
                                      -------------------------   ---------------------------   ---------------------------
                                          1999          1998          1998           1997           1998           1997
                                      -----------   -----------   ------------   ------------   ------------   ------------
                                                                        (In Thousands)
Originations by type:
Adjustable rate(1):
 Real estate -- one- to four-family    $      0       $     0      $       0       $      0       $    229      $       0
                                       --------       -------      ---------       --------       --------      ---------
 Total adjustable rate ............           0             0              0              0            229              0
                                       --------       -------      ---------       --------       --------      ---------
Fixed Rate:
 Real estate -- one- to four-family       1,916         3,148          7,000          5,539         13,574          3,927
 Commercial .......................         745             0          1,408              0              0              0
 Consumer .........................       7,876         4,536         12,656         10,372         20,379         31,869
                                       --------       -------      ---------       --------       --------      ---------
  Total fixed-rate ................      10,537         7,684         21,064         15,911         33,953         35,796
                                       --------       -------      ---------       --------       --------      ---------
Total loans originated ............      10,537         7,684         21,064         15,911         34,182         35,796
                                       --------       -------      ---------       --------       --------      ---------
Sales and Repayments:
Principal repayments ..............      (8,410)       (9,807)       (16,140)       (18,224)       (31,606)       (27,566)
                                       --------       -------
Loans sold ........................           0          (298)             0         (4,576)        (4,873)        (2,073)
Increase (decrease) in other items,
 net ..............................           0             0            (77)             0             22           (457)
                                       --------       -------      ---------       --------       --------      ---------
Net increase (decrease) ...........    $  2,127      ($ 2,421)     $   4,847      ($  6,889)     ($  2,275)     $   5,700
                                       ========       =======      =========       ========       ========      =========

------------
(1) For the three months ended March 31, 1999 and 1998, IGA also originated home equity lines of credit under which borrowers are permitted to borrow up to an aggregate of $504,000 and $200,000, respectively.

Asset Quality

     Delinquent Loans. Delinquent real estate loans are comprised of loans that are 30 to 89 days past due and all other loans that are 31-89 days past due. When a borrower fails to make a payment on a loan on or before the default date, a late charge notice is mailed 15 days after the due date. When the loan is 30 days past due, IGA mails a delinquent notice to the borrower. All delinquent accounts are reviewed by a collection officer, who attempts to cause the delinquency to be cured by contacting the borrower. If the loan becomes 60 days delinquent, the collection officer will generally send a personal letter to the borrower requesting payment of the delinquent amount in full, or the establishment of an acceptable repayment plan to bring the loan current within the next 90 days. If the account becomes 90 days delinquent, and an acceptable repayment plan has not been agreed upon, the collection officer will generally refer the account to legal counsel, with instructions to prepare a notice of intent to foreclose with respect to real estate loans or to a collection agency with respect to other loans. The notice of intent to foreclose allows the borrower up to 30 days to bring the account current. During this 30-day period, the collection officer may accept a written repayment plan from the borrower which would bring the account current within the next 90 days. Once the loan becomes 120 days delinquent, and an acceptable repayment plan has not been agreed upon, the collection officer, after receiving approval from the appropriate officer as designed by IGA's board of directors, will turn over the account to IGA's counsel with instructions to initiate foreclosure.

     The following table sets forth IGA's loans delinquent 30-89 days by type, number, amount and percentage of type at March 31, 1999.

                                 Real Estate Loans Delinquent for 30-89
                                                  Days
                                                           Percent of
                                                        Total Delinquent
                                  Number     Amount          Loans
                                 --------   --------   -----------------
                                         (Dollars in Thousands)
Real Estate:
 One- to four-family .........      3         $258            41.6%
 construction ................      0            0            0.00%
 commercial ..................      0            0            0.00%
   Total .....................      3          258            41.6%


                             Non-Real Estate Loans Delinquent for 31-89 Days
Consumer:
 Home equity .............          3          128            20.6%
 Automobile ..............          9           75            12.1%
 Credit cards ............         27           63            10.1%
 Unsecured loans .........         20           96            15.6%
   Total .................         59          362            58.4%


     Nonperforming Assets. Non-performing assets are comprised of non-accrual loans, accruing loans that are 90 days or more past due which are insured for credit loss, foreclosed real estate (assets acquire in foreclosures), and restructured loans. It is IGA's policy to classify a loan, other than a loan insured for credit loss, as non-accrual after the loan becomes 90 days past due for either principal or interest. Accrual of interest is discontinued for those loans which are 90 days or more delinquent, or sooner if IGA believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Upon discontinuance of interest accrual, all unpaid accrued interest is reversed.

     The following table sets forth the amounts and categories of non-performing assets at March 31, 1999 and 1998, December 31, 1998 and 1997 (to reflect the recent change in IGA's fiscal year-end from June 30 to December
31), and June 30, 1998 and 1997. At all dates presented, IGA had no troubled debt restructurings which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates.

                                           March 31,               December 31,                June 30,
                                    -----------------------   -----------------------   -----------------------
                                       1999         1998         1998         1997         1998         1997
                                    ----------   ----------   ----------   ----------   ----------   ----------
                                                              (Dollars in Thousands)
Non-accruing loans:
   One- to four-family ..........    $    47      $     0      $    16      $    59      $    16      $     0
   Home equity ..................         65          201           64          233          110          294
   Automobile ...................         21           41           39           81           40           42
   Credit cards .................         16           32           41          259           39          174
   Unsecured loans ..............         54           52           10          343           21          296
   Other ........................          0            0            0            0            0            0
                                     -------      -------      -------      -------      -------      -------
      Total .....................        203          326          170          975          226          806
Accruing loans delinquent 90
 days or more:
   One- to four-family ..........    $     0      $     0      $     0      $     0      $     0      $     0
   Home equity ..................          0            0            0            0            0            0
   Automobile ...................          0            0            0            0            0            0
   Credit cards .................          0            0            0            0            0            0
   Unsecured loans ..............          0            0            0            0            0            0
   Other ........................          0            0            0            0            0            0
                                     -------      -------      -------      -------      -------      -------
      Total .....................          0            0            0            0            0            0
Foreclosed assets ...............    $     0      $     0      $     0      $     0      $     0      $     0
Renegotiated loans ..............          0            0            0            0            0            0
Total non-performing assets .....    $   203      $   326      $   170      $   975      $   226      $   806
                                     =======      =======      =======      =======      =======      =======
Non-performing assets as a
 percent of total loans .........       0.19%        0.34%        0.16%        0.99%        0.23%        0.80%
                                     =======      =======      =======      =======      =======      =======
Non-performing assets as a
 percent of total assets ........       0.11%        0.20%        0.10%        0.64%        0.14%        0.49%
                                     =======      =======      =======      =======      =======      =======

     IGA has no other material loans which are classified under applicable regulatory guidelines. With respect to all other loans that were current with respect to principal and interest payments at March 31, 1999, IGA, at present, does not have serious doubt as to the ability of substantially all borrowers to comply with present loan repayment terms. IGA does not currently anticipate significant deterioration in the economic conditions in our market area. If there is a material deterioration in economic conditions, delinquencies may increase which would adversely affect IGA's results of operations.

Allowance and Provision for Loan Losses

     IGA makes a quarterly determination as to an appropriate provision from earnings necessary to maintain an allowance for loan losses that is adequate for probable and reasonably estimated losses. The amount charged to earnings is based upon several factors including a continuing review of delinquent, classified and non-accrual loans, large loans, and overall portfolio quality, regular examination and review of the loan portfolio by regulatory authorities, analytical review of loan charge-off experience, delinquency rates, other relevant historical and peer statistical ratios and IGA's judgment with respect to local and general economic conditions and their impact on the existing loan portfolio. See "Management's Discussion of Financial Condition and Results of Operations -- Comparison of Results of Operations for the Three Months Ended March 31, 1999 and March 31, 1998" for a discussion of our change in reserve methodology associated with our conversion from a credit union to a savings bank.

     Assessing the adequacy of the allowance for loan losses is inherently subjective because it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In the opinion of management, the allowance when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in IGA's loan portfolios.

     The following table presents the activity in the allowance for loan losses for the three months ended March 31, 1999 and 1998, the six-month transition periods ended December 31, 1998 and 1997 to reflect the recent change in IGA's fiscal year-end from June 30 to December 31, and the years ended June 30, 1998 and 1997.

                                                      Three Months               Six Months
                                                         Ended                      Ended                   Year Ended
                                                       March 31,                December 31,                 June 30,
                                                ------------------------   -----------------------   ------------------------
                                                   1999          1998         1998         1997          1998         1997
                                                ----------   -----------   ----------   ----------   -----------   ----------
                                                                           (Dollars in Thousands)
Balance at beginning of period ..............    $ 1,074      $  1,042      $    948     $ 1,005      $  1,005      $   558
Charge-offs:
   Real estate ..............................          0             0      $     27          10            37            0
   Credit cards .............................         72           283           137         128           479          208
   Other consumer loans .....................         64           423            90         254           757          282
                                                 -------      --------      --------     -------      --------      -------
                                                     136           706           254         392         1,273          490
                                                 -------      --------      --------     -------      --------      -------
Recoveries:
   Real estate ..............................         16             0             0           0             0            0
   Credit cards .............................          0             0             0           0             0            0
   Other consumer loans .....................         27            29            80          37           178           90
                                                 -------      --------      --------     -------      --------      -------
                                                      43            29            80          37           178           90
                                                 -------      --------      --------     -------      --------      -------
Net charge-offs .............................        (93)         (677)         (174)       (359)       (1,095)        (400)
Provision for loan losses ...................        135      $    376           300         397         1,038          847
                                                 -------      --------      --------     -------      --------      -------
Balance at end of period ....................    $ 1,116      $    741      $  1,074     $ 1,042      $    948      $ 1,005
                                                 =======      ========      ========     =======      ========      =======
Ratio of net charge-offs during the period to
 average loans outstanding during the
 period .....................................        .09%          .68%         0.17%        .36%         1.10%        0.40%
                                                 =======      ========      ========     =======      ========      =======
Ratio of net charge-offs during the period to
 average non-performing assets ..............      57.06%       245.29%       102.35%      36.82%       212.21%       59.00%
                                                 =======      ========      ========     =======      ========      =======

     The following table sets forth the distribution of IGA's allowance for losses on loans at March 31, 1999 and 1998, December 31, 1998 and 1997 (to reflect the recent change in IGA's fiscal year-end from June 30 to December
31), and June 30, 1998 and 1997.

                                                          March 31,
                           ------------------------------------------------------------------------
                                          1999                                 1998
                           -----------------------------------  -----------------------------------
                                                      Percent                              Percent
                                                     of Loans                             of Loans
                              Amount       Loan       in Each      Amount       Loan       in Each
                             of Loan      Amounts    Category     of Loan      Amounts    Category
                               Loss         by       to Total       Loss         by       to Total
                            Allowance    Category      Loans     Allowance    Category      Loans
                           -----------  ----------  ----------  -----------  ----------  ----------
                                                    (Dollars in Thousands)
One- to four-family .....     $   33     $ 40,740      38.27%       $ 22      $32,529       33.58%
Home Equity .............        279       23,085      21.69%        185       23,707       24.47%
Automobile ..............         56       20,762      19.51%         37       18,871       19.48%
Credit cards ............        279        9,870       9.27%        185       10,127       10.45%
Unsecured loans .........        246        5,462       5.13%        163        7,280        7.52%
Other ...................        223        6,525       6.13%        149        4,357        4.50%
Unallocated .............          0            0       0.00%          0            0        0.00%
                              ------     --------     ------        ----      -------      ------
Total ...................     $1,116     $106,444     100.00%       $741      $96,871      100.00%
                              ======     ========     ======        ====      =======      ======

                                [RESTUBBED TABLE]

                                                         December 31,
                           ------------------------------------------------------------------------
                                          1998                                 1997
                           -----------------------------------  -----------------------------------
                                                      Percent                              Percent
                                                     of Loans                             of Loans
                              Amount       Loan       in Each      Amount       Loan       in Each
                             of Loan      Amounts    Category     of Loan      Amounts    Category
                               Loss         by       to Total       Loss         by       to Total
                            Allowance    Category      Loans     Allowance    Category      Loans
                           -----------  ----------  ----------  -----------  ----------  ----------
                                                    (Dollars in Thousands)
One- to four-family .....     $   32     $ 40,114      38.57%      $   31     $30,627       30.96%
Home Equity .............        269       22,421      21.56%         261      24,505       24.77%
Automobile ..............         54       18,746      18.03%          52      19,610       19.82%
Credit cards ............        269       10,920      10.50%         261      11,917       12.05%
Unsecured loans .........        236        6,329       6.09%         229       9,329        9.43%
Other ...................        214        5,466       5.26%         208       2,939        2.97%
Unallocated .............          0           --       0.00%           0           0        0.00%
                              ------     --------     ------       ------     -------      ------
Total ...................     $1,074     $103,996     100.00%      $1,042     $98,927      100.00%
                              ======     ========     ======       ======     =======      ======

                                [RESTUBBED TABLE]

                                                         June 30,
                           ------------------------------------------------------------------------
                                          1998                                 1997
                           -----------------------------------  -----------------------------------
                                                      Percent                              Percent
                                                     of Loans                             of Loans
                              Amount       Loan       in Each      Amount       Loan       in Each
                             of Loan      Amounts    Category     of Loan      Amounts    Category
                               Loss         by       to Total       Loss         by       to Total
                            Allowance    Category      Loans     Allowance    Category      Loans
                           -----------  ----------  ----------  -----------  ----------  ----------
                            (Dollars in Thousands)
One- to four-family .....       $ 11      $35,799      36.15%     $    5     $ 31,429       31.02%
Home Equity .............         59       23,174      23.40%        198       24,154       23.84%
Automobile ..............         26       18,844      19.03%         34       20,470       20.19%
Credit cards ............         69       10,269      10.37%        120       10,700       10.56%
Unsecured loans .........         35        6,577       6.64%        258        9,307        9.19%
Other ...................          0        4,364       4.41%          0        5,264        5.20%
Unallocated .............        748           --       0.00%        390           --        0.00%
                                ----      -------     ------      ------     --------      ------
Total ...................       $948      $99,027     100.00%     $1,005     $101,324      100.00%
                                ====      =======     ======      ======     ========      ======

Investment Activities

     IGA must maintain minimum levels of investments that qualify as liquid assets under Office of Thrift Supervision regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, IGA has maintained liquid assets at levels above the minimum requirements imposed by the Office of Thrift Supervision regulations and above levels believed adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At March 31, 1999, our liquidity ratio (liquid assets as a percentage of net withdrawable savings deposits and current borrowings) was 25%.

     Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in investment grade commercial paper and corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly. IGA generally invests in the foregoing types of investments. See "How We Are Regulated -- IGA" for a discussion of additional restrictions on our investment activities.

     Mr. Mario Incollingo, IGA's President and Chief Executive Officer, and Ms. Dorothy Bourlier, IGA's Senior Vice President and Chief Financial Officer, are responsible for the management of IGA's investment portfolio, subject to the direction and guidance of the asset/liability committee of IGA's board of directors. Such officers consider various factors when making investment decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loans.

     The general objectives of IGA's investment portfolio are to:

     o provide and maintain liquidity within the guidelines prescribed by Office of Thrift Supervision regulations;

     o provide liquidity when loan demand is high and to assist in maintaining earnings when loan demand is low; and

     o maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset/Liability Management."

     IGA's securities portfolio consists primarily of obligations of the U.S. Government and its agencies, including mortgage-backed and related securities. At March 31, 1999, IGA had $50.20 million in investment securities, $43.77 million of which were classified as available for sale.

     IGA's mortgage-backed securities portfolio consists of securities issued under government-sponsored agency programs. At March 31, 1999, we held $21.12 million of mortgage-backed securities, $5.59 million of which were classified as held to maturity and $15.53 million of which were classified as available for sale.

     At March 31, 1999, IGA held collateralized mortgage obligations ("CMOs") totalling $5.87 million, all of which were secured by underlying collateral issued under government agency- sponsored programs. CMOs are special types of pass-through debt securities in which the stream of principal and interest payments on the underlying mortgages or mortgage-backed securities is used to create classes with different maturities and, in some cases, amortization schedules, as well as a residual interest, with each class possessing different risk characteristics.

     IGA's policy is to purchase only CMOs that are in the first or second repayment tranche (investment class) and are AAA rated. The expected life of IGA's CMOs is typically under five years at the time of purchase. Premiums associated with CMOs purchased are not significant; therefore, the risk of significant yield adjustments because of accelerated prepayments is limited. Yield adjustments are encountered as interest rates rise or decline, which in turn slows or increases prepayment rates and affects the average lives of the CMOs. The purpose of IGA's CMO investment strategy is to:


     o assist in maintaining IGA's Qualified Thrift Lender Status (see "How We Are Regulated -- Qualified Thrift Lender Test");


     o generate high cash flow to lessen liquidity and reinvestment risk;

     o preserve asset quality; and

     o generate additional interest income.

At March 31, 1999, $2.84 million of CMOs were classified as held to maturity and $3.03 million were classified as available for sale. At March 31, 1999, IGA's CMOs did not qualify as high risk mortgage securities as defined under Office of Thrift Supervision regulations.

     While mortgage-backed and mortgage-related securities (such as CMOs) carry a reduced credit risk as compared to whole loans, such securities remain subject to the risk that a fluctuating interest rate environment, along with other factors such as the geographic distribution of the underlying mortgage loans, may alter the prepayment rate of such mortgage loans and so affect both the prepayment speed, and value, of such securities.

     The following tables set forth the composition of IGA's investment and mortgage-backed and related securities portfolio at March 31, 1999 and 1998, December 31, 1998 and 1997 (to reflect the recent change in IGA's fiscal year-end from June 30 to December 31), and June 30, 1998 and 1997. IGA's investment securities portfolio at March 31, 1999, contained neither tax-exempt securities nor securities of any issuer with an aggregate book value in excess of 10% of IGA's retained earnings, excluding those issued by the United States Government or its agencies.

                                                           March 31,                                       December 31,
                                       ----------------------------------------------  ---------------------------------------------
                                               1999                      1998                   1998                    1997
                                       ----------------------  ----------------------  ----------------------  ---------------------
                                         Book         % of         Book         % of      Book        % of        Book         % of
                                         Value       Total        Value        Total      Value       Total       Value       Total
                                       ---------  -----------  -----------  ---------  ----------  ----------  ----------  ---------
                                                   (Dollars in Thousands)                          (Dollars in Thousands)
Federal funds .......................  $ 8,315     13.92%       $ 11,060     19.36%     $ 8,726     15.49       $ 8,402     17.66%

Securities held-to-maturity:
 Interest-bearing deposits in other
   financial institutions ...........    1,234      2.07%          4,862      8.51%       1,237      2.20%        7,137     15.00%
 Mortgage-backed securities(1) ......    5,594      9.36%         11,097     19.42%       6,634     11.78%       11,895     25.00%
 FHLB Stock .........................      834      1.40%              0      0.00%         834      1.48%            0      0.00%

Securities available-for-sale:
 U.S. Government and agency
   obligations ......................  $23,126     38.71%       $ 14,480     25.34%     $23,824     42.29%      $ 8,920     18.75%
 Municipal securities ...............    5,114      8.56%              0      0.00%       4,902      8.70%            0      0.00%
 Mortgage-backed securities(2) ......  $15,529     25.98%         15,641     27.37%      10,176     18.06%       11,223     23.59%
                                       -------    ------        --------    ------      -------    ------       -------    ------
   Total investments and Federal
    funds ...........................  $59,746    100.00%       $ 57,140    100.00%     $56,333    100.00%      $47,577    100.00%
                                       =======    ======        ========    ======      =======    ======       =======    ======

                                                                                            June 30,
                                                                       --------------------------------------------------
                                                                                1998                       1997
                                                                       -----------------------   ------------------------
                                                                          Book         % of         Book          % of
                                                                          Value        Total        Value        Total
                                                                       ----------   ----------   ----------   -----------
                                                                                     (Dollars in Thousands)
Federal funds ......................................................    $ 5,034         9.79%     $15,714        26.78%

Securities held-to-maturity:
 Interest-bearing deposits in other financial institutions .........      3,205         6.24%       7,731        13.17%
 Mortgage-backed securities(1) .....................................      9,570        18.61%      14,320        24.40%

Securities available-for-sale:
 U.S. Government and agency obligations ............................     19,340        37.61%       7,199        12.27%
 Mortgage-backed securities(2) .....................................     14,267        27.75%      13,724        23.38%
                                                                        -------       ------      -------       ------
   Total investments and Federal funds .............................    $51,416       100.00%     $58,688       100.00%
                                                                        =======       ======      =======       ======

------------
(1) At March 31, 1999 and 1998, mortgage-backed securities included $2.84 million and $6.65 million of CMOs, respectively. At December 31, 1998 and 1997, mortgage-backed securities included $3.62 million and $7.62 million of CMOs, respectively. At June 30, 1998 and 1997, mortgage-backed securities included $5.49 million and $9.01 million of CMOs, respectively.

(2) At March 31, 1999 and 1998, mortgage-backed securities included $3.03 million and $4.33 million of CMOs, respectively. At December 31, 1998 and 1997, mortgage-backed securities included $3.08 million and $4.52 million of CMOs, respectively. At June 30, 1998 and 1997, mortgage-backed securities included $3.90 million and $5.01 million of CMOs, respectively.

     The following table sets forth the contractual maturities and weighted average yield of IGA's investment securities at March 31, 1999.

                                         Less Than                1 to 5
                                           1 Year                 Years
                                    --------------------  ----------------------
                                     Amount      Yield      Amount       Yield
                                    --------  ----------  ----------  ----------
                                               (Dollars in Thousands)
Securities held-to-maturity:
 U.S. government and agency
   securities ....................   $    0         0      $     0          0
 Other securities ................        0         0        1,020       6.45%
   Total securities held-to-
    maturity .....................

Securities available for sale:
 U.S. government and agency
   securities ....................   $1,000      4.27%     $ 6,503       5.81%
 Mortgage backed securities ......      220      7.50%       7,948       6.99%
 Other securities ................        0      0.00%           0       0.00%
   Total securities available
    for sale .....................   $1,220      4.85%     $14,451       6.59%

                                [RESTUBBED TABLE]

                                           5 to 10                Over 10
                                            Years                  Years                  Total
                                    ----------------------  --------------------  ----------------------
                                      Amount       Yield     Amount      Yield      Amount       Yield
                                    ----------  ----------  --------  ----------  ----------  ----------
                                                           (Dollars in Thousands)
Securities held-to-maturity:
 U.S. government and agency
   securities ....................   $     0          0      $    0         0       $     0         0
 Other securities ................       148       6.00%      4,354      6.43%      $ 5,522      6.42%
   Total securities held-to-
    maturity .....................                                                  $ 5,522      6.42%

Securities available for sale:
 U.S. government and agency
   securities ....................   $16,010       6.09%          0      0.00%      $23,513      5.97%
 Mortgage backed securities ......     1,413       5.08%      1,601      5.39%       11,182      6.41%
 Other securities ................     9,169       5.24%          0      0.00%        9,169      5.24%
   Total securities available
    for sale .....................   $26,592       5.74%     $1,601      5.39%      $43,769      5.94%


Sources of Funds

     General. IGA's sources of funds are deposits, payment of principal and interest on loans, interest earned on or maturation of other investment securities and short-term investments, and funds provided from operations.

     Deposits. IGA offers a variety of deposit accounts having a wide range of interest rates and terms. IGA's deposits consist of savings accounts, money market deposit accounts, NOW accounts and certificate of deposit accounts currently ranging in terms from 91 days to five years. IGA only solicits deposits from its market area and does not use brokers to obtain deposits. IGA primarily relies on competitive pricing policies, advertising and customer service to attract and retain these deposits.

     The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates, and competition.

     IGA attracts deposits from new customers primarily by offering a wide variety of services and accounts, competitive interest rates and convenient service hours. IGA has become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. IGA endeavors to manage the pricing of its deposits in keeping with its asset/liability management, liquidity and profitability objectives. Based on IGA's experience, management believes that IGA's savings and checking accounts are relatively stable sources of funds. However, IGA's ability to attract and maintain certificates of deposit and the rates paid on these deposits has been and will continue to be significantly affected by market conditions.

     The following table sets forth the deposit flows at IGA for the three months ended March 31, 1999 and 1998, the six-month transition periods ended December 31, 1998 and 1997 to reflect the recent change in IGA's fiscal year-end from June 30 to December 31, and the years ended June 30, 1998 and 1997.

                                            Three Months                  Six Months                       Year
                                                Ended                        Ended                        Ended
                                              March 31,                  December 31,                    June 30,
                                      -------------------------   ---------------------------   --------------------------
                                          1999          1998          1998           1997           1998           1997
                                      -----------   -----------   -----------   -------------   ------------   -----------
                                                                         (In Thousands)
Beginning balance .................    $154,888      $137,223      $143,934       $ 149,846      $ 149,846      $145,828
Net increase (decrease)
 before interest credited .........       5,215         5,379         8,192         (15,428)       (11,387)       (1,627)
Interest credited .................       1,326         1,309         2,762           2,805          5,475         5,655
                                       --------      --------      --------       ---------      ---------      --------
Ending balance ....................    $161,429      $143,911      $154,888       $ 137,223      $ 143,934      $149,846
                                       ========      ========      ========       =========      =========      ========
Net increase ......................    $  6,541      $  6,688      $ 10,954       $ (12,623)     $  (5,912)     $  4,028
                                       ========      ========      ========       =========      =========      ========

     The following table sets forth the dollar amount of savings deposits in the various types of deposit programs IGA offered at March 31, 1999 and 1998, December 31, 1998 and 1997 (to reflect the recent change in IGA's fiscal year-end from June 30 to December 31), and June 30, 1998 and 1997.

                                                    March 31,                                      December 31,
                                 ------------------------------------------------  ----------------------------------------------
                                          1999                     1998                    1998                    1997
                                 -----------------------  -----------------------  ---------------------  -----------------------
                                                Percent                  Percent                Percent                 Percent
                                    Amount     of Total      Amount     of Total    Amount     of Total     Amount      of Total
                                 -----------  ----------  -----------  ----------  ---------  ----------  ----------  -----------
                                              (Dollars in Thousands)                          (Dollars in Thousands)
Transaction Accounts:
 Savings accounts .............   $ 74,129      45.92%     $ 69,032       47.97%   $ 70,282      45.38%    $ 63,790      46.49%
 NOW accounts .................     10,746       6.66%        9,166        6.37%     10,526       6.80%       8,929       6.51%
 Money market accounts ........     10,240       6.34%        8,560        5.95%      9,265       5.98%       9,581       6.98%
                                  --------     ------      --------      ------    --------     ------     --------     ------
   Total non-certificates .....     95,115      58.92%       86,758       60.29%     90,073      58.15%      82,300      59.98%
Certificates (by rate):
 3.00 - 3.99% .................      2,736       1.69%            0        0.00%      1,622       1.05%           0       0.00%
 4.00 - 4.99% .................     23,001      14.25%        2,015        1.40%     11,717       7.21%       1,985       1.45%
 5.00 - 5.99% .................     31,113      19.27%       44,329       30.80%     41,900      27.05%      42,609      31.05%
 6.00 - 6.99% .................      7,931       4.91%        9,354        6.50%      8,608       5.56%       8,315       6.06%
 7.00 - 7.99% .................      1,533       0.95%        1,455        1.01%      1,514       0.98%       2,014       1.47%
                                  --------     ------      --------      ------    --------     ------     --------     ------
   Total certificates .........     66,314      41.08%       57,153       39.17%     64,815      41.85%      54,923      40.02%
                                  --------     ------      --------      ------    --------     ------     --------     ------
 Total Deposits ...............   $161,429     100.00%     $143,911      100.00%   $154,888     100.00%    $137,223     100.00%
                                  ========     ======      ========      ======    ========     ======     ========     ======

                                                            June 30,
                                      ----------------------------------------------------
                                                1998                       1997
                                      ------------------------   -------------------------
                                                      Percent                    Percent
                                         Amount      of Total       Amount       of Total
                                      -----------   ----------   -----------   -----------
                                                     (Dollars in Thousands)
Transaction Accounts:
 Savings accounts .................    $ 68,268        47.43%     $ 80,233       53.55%
 NOW accounts .....................       9,305         6.46%        8,162        5.45%
 Money market accounts ............       8,311         5.78%        8,577        5.72%
                                       --------       ------      --------      ------
   Total non-certificates .........      85,884        59.67%       96,972       64.72%

Certificates (by rate):
 4.00 - 4.99% .....................       2,025         1.41%        2,771        1.85%
 5.00 - 5.99% .....................      44,850        31.16%       41,170       27.47%
 6.00 - 6.99% .....................       9,700         6.74%        7,243        4.83%
 7.00 - 7.99% .....................       1,475         1.02%        1,690        1.13%
                                       --------       ------      --------      ------
   Total certificates .............      58,050        40.33%       52,874       35.28%
                                       --------       ------      --------      ------
 Total Deposits ...................    $143,934       100.00%     $149,846      100.00%
                                       ========       ======      ========      ======


     The following table shows rate and maturity information for IGA's certificates of deposit as of March 31, 1999.



                                         Less Than     1 to 2     2 to 3    3 to 4     4 to 5
                                           1 Year       Years      Years     Years     Years       Total
                                        -----------  ----------  --------  --------  ---------  ----------
                                                                  (In Thousands)
3.00 - 3.99% .........................    $ 2,736          --         --       --         --     $ 2,736
4.00 - 4.99% .........................     19,863     $ 3,028     $  110       --         --      23,001
5.00 - 5.99% .........................     22,395       6,660      1,010       52        996      31,113
6.00 - 6.99% .........................      1,649       4,781        253      574        674       7,931
7.00 - 7.99% .........................        610         923         --       --         --       1,533
                                          -------     -------     ------      ---        ---     -------
Total certificates of deposit ........    $47,253     $15,392     $1,373     $626     $1,670     $66,314
                                          =======     =======     ======     ====     ======     =======

     The following table presents the amount of our certificates of deposit of $100,000 or more by the time remaining until maturity at March 31, 1999.


                        Maturity                 Amount
                        --------                 ------
                           (In Thousands)
              Three months or less .........    $4,638
              3 to 6 months ................       526
              6 to 12 months ...............       897
              Over 12 months ...............     2,919
                                                ------
              Total ........................    $8,980
                                                ======

     Borrowings. IGA is a member of the Federal Home Loan Bank of Pittsburgh. As a member of the Federal Home Loan Bank of Pittsburgh, IGA is eligible to obtain advances from the Federal Home Loan Bank of Pittsburgh upon the security of the Federal Home Loan Bank of Pittsburgh common stock IGA owns, provided certain standards related to creditworthiness have been met. See "How We Are Regulated -- Federal Home Loan Bank System." Such advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank of Pittsburgh advances are generally available to meet seasonal demand and other withdrawals of deposit accounts and to expand lending, as well as to aid the efforts of members to establish better asset and liability management through the extension of maturities of liabilities.

     IGA had no borrowings from the Federal Home Loan Bank of Pittsburgh or under its line of credit during the three months ended March 31, 1999 and 1998, the six-month transition periods ended December 31, 1998 and 1997, or the years ended June 30, 1998 and 1997.

Subsidiary Activities

     As a federally chartered savings bank, IGA is permitted by the Office of Thrift Supervision regulations to invest up to 2% of its assets, or $3.5 million at March 31, 1999, in the stock of, or unsecured loans to, service corporation subsidiaries. IGA may invest an additional 1% of its assets in service corporations where such additional funds are used for inner-city or community development, purposes. IGA's only subsidiary is CUIGA Services Corporation, a wholly-owned Pennsylvania corporation, which is presently inactive.

Employees

     At March 31, 1999, IGA had a total of 74 employees, including 4 part-time employees. IGA's employees are not represented by any collective bargaining group. Management considers its employee relations to be good.

Properties

     IGA conducts its business through IGA's branch offices. All property is owned or leased by IGA. IGA believes that its current facilities are adequate to meet the present and foreseeable needs of IGA and JADE FINANCIAL. The total net book value of IGA's premises and equipment (including land, building and leasehold improvements and furniture, fixtures and equipment) at March 31, 1999 was $1.88 million. See Note 2 of Notes to Consolidated Financial Statements.

     IGA owns the branch office located at 213 West Street Road, Feasterville, Pennsylvania. This facility is approximately 23,000 square feet and also serves as IGA and JADE FINANCIAL's executive offices. IGA also owns the branch office located at 1501 S. Newkirk Street, Philadelphia, Pennsylvania. This facility is approximately 1,000 square feet.

     IGA leases a space of approximately 1,000 square feet for the branch office located at 606 East Baltimore Pike, Media, Pennsylvania. IGA's annual lease expense in calendar year 1998 was $18,052. Effective August 1, 1999, IGA will move this branch into an approximately 2,500 square feet space at 521 E. Baltimore Pike, Media, pennsylvania. IGA will lease this space for a term of 5 years at an annual lease expense of $45,000.

     IGA leases a space of approximately 1,800 square feet for the branch office located at 2301 Market Street, Philadelphia, Pennsylvania. IGA's annual Lease expense in calendar year 1998 was $22,644, and will be $22,800 in calendar year 1999.

     IGA leases a space of approximately 1,800 square feet for the branch office located at 500 Chesterbrook Boulevard, Wayne, Pennsylvania. IGA's annual lease expense in calendar year 1998 was $27,127, and will be $34,000 in calendar year 1999. This Lease has a five year term expiring on March 31, 2003.

Legal Proceedings

     From time to time IGA is involved as plaintiff or defendant in various legal actions arising in the normal course of business. Presently, IGA is not involved as a defendant in any legal proceedings.

                                  MANAGEMENT

Management of JADE FINANCIAL

     The Board of Directors of JADE FINANCIAL consists of John J. O'Connell, Mario L. Incollingo, Jr., Edward D. McBride, Francis J. Moran and Dennis P. Wesley, each of whom is also a director of IGA. Each director of JADE FINANCIAL has served as such since JADE FINANCIAL's incorporation in July 1998. Directors of JADE FINANCIAL will serve staggered three-year terms so that approximately one-third of the directors will be elected at each annual meeting of shareholders. One class of directors, consisting of Edward D. McBride, has a term of office expiring at JADE FINANCIAL's first annual meeting of shareholders, a second class, consisting of Mario L. Incollingo, Jr. and Francis J. Moran, has a term of office expiring at JADE FINANCIAL's second annual meeting of shareholders, and a third class, consisting of John J. O'Connell and Dennis P. Wesley, has a term expiring at JADE FINANCIAL's third annual meeting of shareholders. For biographical information regarding each director of JADE FINANCIAL, see "-- Management of IGA."

     The following individuals are executive officers of JADE FINANCIAL and hold the offices set forth below opposite their names.


Executive                               Position Held with JADE FINANCIAL
--------------------------   --------------------------------------------------
John J. O'Connell ........   Chairman of the Board and Chief Executive Officer
Mario L. Incollingo, Jr. .   President and Chief Operating Officer
Dorothy M. Bourlier ......   Senior Vice President and Chief Financial Officer

     The executive officers of JADE FINANCIAL are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors. Information concerning the principal occupations, employment and compensation of the directors and officers of JADE FINANCIAL is set forth under "-- Management of IGA." Directors of JADE FINANCIAL initially will not be compensated by JADE FINANCIAL but will serve and be compensated by IGA. JADE FINANCIAL may determine that such compensation is appropriate in the future.

Management of IGA

     Because IGA is a mutual savings association, its members have elected its board of directors. Upon completion of the conversion, the directors of IGA immediately prior to the conversion, will continue to serve as directors of IGA after the conversion. The board of directors of IGA after the conversion will consist of nine directors divided into three classes, with approximately one-third of the directors elected at each annual meeting of shareholders. Because JADE FINANCIAL will own all the issued and outstanding capital stock of IGA after the conversion, the board of directors of JADE FINANCIAL will elect the directors of IGA.

     Each executive officer of IGA will continue as an executive officer of IGA after the conversion. Officers of IGA are elected annually by the board of directors of IGA.

     The following table sets forth certain information regarding the directors of JADE FINANCIAL and IGA.


                                                                                                       Term of
                                                              Position(s)                 Director     Office
Name                                  Age(1)               Held with IGA(2)                 Since      Expires
----------------------------------   --------   --------------------------------------   ----------   --------
Robert E. Adelsberger ............     68       Director                                   1977         2001
Thomas P. Calabrese ..............     56       Director                                   1976         2001
William L. Harm ..................     48       Director                                   1984         2002
Mario L. Incollingo, Jr. .........     60       Director and Chief Executive Officer       1998         2002
Edward D. McBride ................     48       Director                                   1981         2000
Frances J. Moran .................     59       Director                                   1998         2000
John J. O'Connell ................     63       Director and Chairman of the Board         1975         2000
Clyde A. Warden ..................     57       Director                                   1980         2001
Dennis P. Wesley .................     46       Director, Vice Chairman                    1975         2002

------------
(1) As of March 31, 1999
(2) Includes time as a director of IGA Federal Credit Union.

     The following table sets forth certain information regarding the executive officers of IGA who are not directors of IGA. Executive officers of IGA are elected annually by the board of directors of IGA and serve at the pleasure of the board of directors.

                                                      Position(s)
Name                        Age(1)                   Held with IGA
-------------------------  --------   ------------------------------------------
Dorothy M. Bourlier .....    39       Senior Vice President and Chief Financial
                                      Officer

------------
(1) As of March 31, 1999

     The business experience of each director and executive officer for at least the past five years is set forth below.

     Robert E. Adelsberger. Mr. Adelsberger was a founding member of IGA Federal Credit Union in 1975. In 1990, Mr. Adelsberger retired from PECO Energy where he was employed as a salesman for 38 years. Mr. Adelsberger volunteers his time to the Abington Memorial Hospital and the Germantown Meals on Wheels program.

     Thomas P. Calabrese. In 1995, Mr. Calabrese retired from PECO Energy where he was employed as an Estimator/Designer of Electrical Installation for 38 years.

     William L. Harm. Mr. Harm has been employed since 1974 as Senior Engineer of System Planning for PJM Interconnection, LLC the electrical control center for the Mid-Atlantic states.

     Mario L. Incollingo, Jr. Mr. Incollingo has served as President and Chief Executive Office of IGA since 1992. In 1988, Mr. Incollingo joined IGA as Vice President of Lending. Prior thereto, he served as Executive Vice President of Pennsylvania Savings Bank from 1985 to 1988. Mr. Incollingo is active in the local community through his membership in the Feasterville Businessmen's Association. Mr. Incollingo serves as Treasurer of the Playwicki Foundation, a local foundation dedicated to preservation of the Playwicki Historic Farm.

     Edward D. McBride. Mr. McBride has been employed since 1969 as the County Affairs Manager for Philadelphia County for PECO Energy. Mr. McBride is Chairman of the Board of the Variety Club, a Delaware Valley organization dedicated to assisting handicapped children. He also is a member of the Executive Board of the West Philadelphia Partnership, a community organization dedicated to safety, education, and economic development; the Executive Board of the Central Philadelphia Development Corporation, whose goal is to improve quality of life and economic development in the center city area; and the Board of Directors of the Greater Northeast Chamber of Commerce.

     Francis J. Moran. Mr. Moran has worked as a self-employed attorney since 1962. Mr. Moran has served as general counsel to IGA since 1976.

     John J. O'Connell. Mr. O'Connell was a founding member of IGA Federal Credit Union in 1975. Mr. O'Connell was a registered lobbyist and, until July 1, 1998, was employed as Manager of State and Regional Governmental Affairs at PECO Energy. Mr. O'Connell elected to accept early retirement from PECO Energy, and as of July 1, 1998 he became the full-time Chairman of the Board of IGA. Mr. O'Connell has been appointed by Pennsylvania Governor Ridge to the Governor's Commission on Economic Development through Labor Management Partnerships. He also serves as Legislative Advisor to the American Cancer Society of Southeastern Pennsylvania.

     Clyde A. Warden. Since 1995, Mr. Warden has served as President of Cable Management Consulting Associates, Inc., a training company specializing in electrical cable. Mr. Warden retired from PECO Energy in 1995 where he was employed as a Safety Instructor for 28 years.

     Dennis P. Wesley. Mr. Wesley was a founding member of IGA Federal Credit Union in 1975. Since 1997, Mr. Wesley has been employed by PECO Energy as Manager of Acquisition Integration. From 1984 to 1997, Mr. Wesley was employed by PECO Energy as Manager, Business Services, of the Limerick Generating Station.

     Dorothy M. Bourlier. Ms. Bourlier has served as Senior Vice President and Chief Financial Officer of IGA since 1993. Ms. Bourlier has been employed by IGA since 1981.

Director Compensation

     Prior to July 1, 1998, IGA was a credit union. Under National Credit Union Administration regulations, directors receive no compensation. Moreover, for a period of two years after the conversion of a credit union, directors may not receive any fees. Therefore, directors do not currently receive any compensation for their service as directors of IGA.

Executive Compensation

     The executive officers of JADE FINANCIAL have received no compensation from JADE FINANCIAL since its formation. The following table sets forth information regarding the compensation of Mr. Incollingo, President and Chief Executive Officer of IGA and Mr. John J. O'Connell, Chairman of the Board of IGA, for each of the fiscal years ended December 31, 1998 and June 30, 1998 and 1997. The amounts below represent the aggregate compensation. No other executive officer of IGA received compensation in excess of $100,000 for the fiscal year ended December 31, 1998 or June 30, 1998.

                         Summary Compensation Table(1)

                                                            Annual
                                                       Compensation(2)
                                                   ------------------------       All Other
Name and Principal                                  Salary($)                  Compensation($)
Position                             Year             (3)(4)      Bonus($)      (5)(6)(7)(8)
--------------------------   -------------------   -----------   ----------   ----------------
Mario L. Incollingo, Jr.     December 31, 1998      $131,823      $ 20,000        $ 52,043
 President and CEO           June 30, 1998            78,453        10,000          52,099
                             June 30, 1997            75,304         9,500          52,733

John J. O'Connell            December 31, 1998      $109,268      $ 20,000        $      0
 Chairman                    June 30, 1998            47,091         5,000               0
                             June 30, 1997            49,707             0               0

------------
(1) In 1998, IGA's fiscal year-end was changed from June 30 to December 31. Accordingly, compensation for 1998 is presented for the twelve-month period ended December 31, 1998 to reflect IGA's new fiscal year-end, and for the prior fiscal years ended June 30, 1998 and 1997. Compensation paid from January 1, 1998 through June 30, 1998 is included in the compensation reported for the fiscal years ended December 31, 1998 and June 30, 1998.

(2) As a mutual institution, IGA does not have any stock compensation plans. JADE FINANCIAL intends to adopt stock compensation plans following the conversion, subject to shareholder approval. See
    "-- Benefits."

(3) Includes amounts which were deferred pursuant to IGA's 401(k) plan. Under the 401(k) plan, employees who elect to participate may elect to have earnings reduced and to cause the amount of such reduction to be contributed to the 401(k) plan's related trust in an amount up to 15% of earnings. Any employee who has completed 1 year of service and attained the age of 21 is eligible to participate in the 401(k) plan.

(4) IGA provided other benefits to Messrs. Incollingo and O'Connell in connection with their employment. The value of such personal benefits, which is not directly related to job performance, is not included in the table above because the value of such benefits does not exceed the lesser of $50,000 or 10% of the salary and bonus paid to them.

(5) Includes $0, $937, and $3,083 accrued by IGA for the benefit of Mr. Incollingo under IGA's defined contribution pension plan in fiscal years ended December 31, 1998, June 30, 1998, and 1997, respectively. Mr. O'Connell did not participate in IGA's defined contribution pension plan in the reported periods.

(6) Includes $3,549, $2,668 and $1,156 contributed by IGA under IGA's 401(k) plan for the benefit of Mr. Incollingo in fiscal years ended December 31, 1998 and June 30, 1998 and 1997, respectively. IGA makes a matching contribution equal to 100% of the employee's salary reduction up to a maximum of 3% of the employee's salary. Mr. O'Connell did not participate in IGA's 401(k) in the reported periods.

(7) Includes $36,494 of insurance premiums paid by IGA in each of the years in the three fiscal years ended December 31, 1998 and June 30, 1998 and 1997 with respect to a split dollar term life insurance policy.

(8) Includes $12,000 of deferred compensation paid by IGA in each of the years in the three fiscal years ended December 31, 1998 and June 30, 1998 and 1997 under a deferred compensation agreement for Mr. Incollingo.

Benefits

     General. IGA currently provides health and welfare benefits to its employees, including hospitalization, major medical, dental, life and disability insurance, subject to certain deductibles and copayments by employees.

     IGA Federal Savings 401(k) Plan. IGA maintains the IGA Federal Savings 401(k) Plan which is a qualified, tax-exempt profit sharing plan with a cash-or-deferred feature under Section 401(k) of the Internal Revenue Code. All employees who have attained age 21 and have completed one year of employment are eligible to participate. Assets of the 401(k) Plan are managed by the 401(k) Plan's trustees. John J. O'Connell, Edward D. McBride and Clyde A. Warden presently serve as trustees to the 401(k) Plan.

     Under the 401(k) Plan, participants are permitted to make pre-tax salary reduction contributions to the plan equal to a percentage of up to 15 % of compensation. "Compensation" includes total compensation (including salary reduction contributions made under the 401(k) Plan sponsored by IGA), but does not include compensation in excess of the Internal Revenue Code Section 401(a)(17) limits (presently $160,000). IGA may also annually make a discretionary profit sharing contribution to the 401(k) Plan.

     All employee contributions and profit sharing contributions to the 401(k) plan and earnings thereon are fully and immediately vested.

     Plan benefits will be paid to each participant as a joint and survivor or single life annuity. In addition, a participant may, under certain circumstances, elect a lump sum or period certain payment upon normal retirement, death or disability, or after termination of employment. During the years ended December 31, 1998 and June 30, 1998 and 1997, IGA made matching contributions of $2,668 and $1,156, respectively, to the account of Mr. Incollingo.

     Employee Stock Ownership Plan and Trust. JADE FINANCIAL has established the employee stock ownership plan for eligible employees of JADE FINANCIAL and IGA. The employee stock ownership plan is a tax-qualified plan subject to the requirements of the Internal Revenue Code. Employees with a 12-month period of employment with JADE FINANCIAL or IGA during which they worked at least 1,000 hours and who have attained age 21 are eligible to participate. The employee stock ownership plan will borrow funds from JADE FINANCIAL and use the funds to purchase up to 8% of the common stock of JADE FINANCIAL to be issued in the conversion, or 123,250 shares and 166,750 shares at the minimum and maximum of the estimated valuation range. If there are insufficient shares available in the conversion to satisfy the employee stock ownership plan's purchase order, then, with Office of Thrift Supervision approval, the employee stock ownership plan may, following the conversion, purchase shares of common stock in the open market.

     The common stock purchased by the employee stock ownership plan will serve as collateral for the employee stock ownership plan loan to the employee stock ownership plan. The loan will be repaid principally from IGA's contributions to the employee stock ownership plan over a period of up to ten years. Shares purchased by the employee stock ownership plan will be held in a suspense account for allocation among participants as the loan is repaid. Shares released from the suspense account in an amount proportional to the repayment of the loan to the employee stock ownership plan will be allocated among participants on the basis of compensation in the year of allocation, up to an annual adjusted maximum level of compensation (currently $160,000).

     Benefits under the employee stock ownership plan generally become 100% vested after the third year of service or upon normal retirement (as defined in the employee stock ownership plan), disability or death of the participant. If a participant terminates employment for any other reason prior to fully vesting, his nonvested account balance will be forfeited. Forfeitures will be reallocated among remaining participating employees in the same proportion as contributions. Benefits may be payable upon death, retirement, early retirement, disability or separation from service. JADE FINANCIAL's contributions to the employee stock ownership plan will not be fixed, so benefits payable under the employee stock ownership plan cannot be estimated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Accounting Pronouncements."


     A committee appointed by the Board of Directors will administer the employee stock ownership plan. An unrelated corporate trustee for the employee stock ownership plan will be appointed prior to the completion of the conversion. The employee stock ownership plan committee may instruct the trustee regarding investment of funds contributed to the employee stock ownership plan. The employee stock ownership plan trustee must vote all allocated shares held in the employee stock ownership plan in accordance with the instructions of the participating employees, and unallocated shares and shares held in the suspense account in a manner calculated to most accurately reflect the instructions the employee stock ownership plan trustee has received from participants regarding the allocated stock, subject to and in accordance with the fiduciary duties under ERISA owed by the employee stock ownership plan trustee to the employee stock ownership plan participants. If no shares are allocated to participants' accounts at the time common stock of JADE FINANCIAL is to be voted or if no direction is received by the trustee from a participant with respect to allocated shares, the trustee will vote the shares of common stock in its discretion.

     GAAP requires that any third party borrowing by the employee stock ownership plan be reflected as a liability on JADE FINANCIAL's statement of financial condition. Since the employee stock ownership plan is borrowing from JADE FINANCIAL, such obligation is not treated as a liability, but will be excluded from shareholders' equity. If the employee stock ownership plan purchases newly issued shares from JADE FINANCIAL, total shareholders' equity would neither increase nor decrease, but per share shareholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.

     The employee stock ownership plan will be subject to the requirements of ERISA, and the regulations of the IRS and the Department of Labor thereunder.

     Stock Compensation Plan. The Board of Directors of JADE FINANCIAL intends to approve a stock compensation plan prior to the 2000 annual meeting of shareholders of JADE FINANCIAL; and, at such meeting, the Board intends to seek shareholder approval of the stock compensation plan. The stock compensation plan cannot be presented to the shareholders for approval until at least six months after completion of the conversion. Certain directors, officers and employees of JADE FINANCIAL will be eligible to participate in the stock compensation plan. The stock compensation plan will authorize the grant of stock options, stock appreciation rights and restricted stock awards equal to up to 10% of the number of shares of common stock sold in the conversion. Pursuant to the stock compensation plan, a committee of the Board, upon recommendation of the Chief Executive Officer and subject to ratification by the disinterested members of the Board, may make grants of options to purchase common stock intended to qualify as incentive stock options under Internal Revenue Code Section 422, options that do not so qualify and are referred to as nonqualified or compensatory stock options, stock appreciation rights and restricted stock awards. No stock options, stock appreciation rights or restricted stock awards will be granted under the stock compensation plan until July 1, 2000.

     The purpose of the stock compensation plan is to provide additional incentive to directors and employees of JADE FINANCIAL by facilitating their ownership of stock. The stock compensation plan will have a term of ten years from the date of its approval by JADE FINANCIAL shareholders (unless the plan is earlier terminated by the Board of Directors of JADE FINANCIAL) after which no awards may be made. Pursuant to the stock compensation plan, a number of shares equal to 10% of the shares of common stock that are issued in the conversion would be reserved for future issuance by JADE FINANCIAL, in the form of newly-issued or treasury shares, upon exercise of stock options or stock appreciation rights, or the grant of restricted stock. If options, stock appreciation rights, and restricted stock should expire, become unexercisable or be forfeited for any reason without having been exercised or without becoming vested in full, the shares of common stock will, unless the stock compensation plan has been terminated, be available for the grant of additional stock options, stock appreciation rights and restricted stock awards under the stock compensation plan.

     The stock compensation plan will be administered by a committee of at least three directors of JADE FINANCIAL who are designated by the Board of Directors and who are "non-employee directors" within the meaning of the federal securities laws. The compensation committee will select the directors, officers and employees for participation, the number of shares to be granted or awarded, and the terms and conditions attached to such shares (provided that any discretion exercised by the compensation committee must be consistent with the terms of the stock compensation plan).

     It is intended that options granted under the stock compensation plan will constitute both incentive stock options (options that afford favorable tax treatment to recipients upon compliance with certain restrictions pursuant to
Section 422 of the Internal Revenue Code, and that do not result in tax deductions to the Company unless participants fail to comply with Section 422 of the Internal Revenue Code) and options that do not so qualify. The stock compensation plan permits the compensation committee to impose transfer restrictions, such as a right of first refusal, on the common stock that optionees may purchase. It is possible that the compensation committee will impose transfer restrictions on shares subject to options granted on the stock compensation plan's effective date. No option shall be exercisable after the expiration of ten years from the date it is granted; provided, however, that in the case of any employee who owns more than 10% of the outstanding common stock at the time an incentive stock option is granted, the option price for the incentive stock option shall not be less than 110% of the price at which the common stock is sold in the offering, and the incentive stock option shall not be exercisable after the expiration of five years from the date it is granted. An otherwise unexpired option, unless otherwise determined by the compensation committee, shall cease to be exercisable upon an employee's termination of employment for "just cause" (as defined in the compensation plan), the date three months after an employee terminates service for a reason other than just cause, death, or disability, the date one year after an employee terminates service due to disability, or the date two years after termination of such service due to the employee's death. Options granted to non-employee directors will automatically expire one year after termination of service on the Board of Directors (two years in the event of death). Options granted at the time of the implementation of the stock compensation plan are expected to be exercisable six months after the date such options are granted.

     A stock appreciation right may be granted in tandem with all or any part of any option or without any relationship to any option. Whether or not a stock appreciation right is granted in tandem with an option, exercise of the stock appreciation right will entitle the optionee to receive, as the compensation committee prescribes in the grant, all or a percentage of the excess of the then fair market value of the shares of common stock subject to the stock appreciation right at the time of its exercise, over the aggregate exercise price of the shares subject to the stock appreciation right. Payment to the optionee may be made in cash or shares of common stock, as determined by the compensation committee.

     Restricted stock is common stock which is nontransferable and forfeitable until a grantee's interest vests. Nevertheless, the grantee is entitled to vote the restricted stock and to receive dividends and other distributions made with respect to the restricted stock. To the extent that a grantee becomes vested in his restricted stock at any time during the restriction period (as defined in the stock compensation plan) and has satisfied applicable income tax withholding obligations, JADE FINANCIAL may deliver unrestricted shares of common stock to the grantee. Vesting of restricted stock may be accelerated at the discretion of the compensation committee. At the end of the restriction period, the grantee will forfeit to JADE FINANCIAL any shares of restricted stock as to which he did not earn a vested interest during the restriction period.

     JADE FINANCIAL will receive no monetary consideration for the grants under the stock compensation plan, and will receive no monetary consideration other than the option exercise price for each share issued to optionees upon the exercise of options. The option exercise price may be paid in cash or common stock. The exercise of options and stock appreciation rights and the conditions under which restricted stock vests will be subject to such terms and conditions established by the compensation committee as are set forth in a written agreement between the compensation committee and the optionee (to be entered into at the date of grant).

     Although directors and officers of JADE FINANCIAL generally would be prohibited under the federal securities laws from profiting from certain purchases and sales of shares of common stock within any six-month period, they generally will not be prohibited by such laws from exercising options and immediately selling the shares they receive. As a result, JADE FINANCIAL directors and officers generally will be permitted to benefit in the event the market price for the shares exceeds the exercise price of their options, without being subject to loss in the event the market price falls below the exercise price.

     Notwithstanding the provisions of any option, stock appreciation right or restricted stock award that provides for its exercise or vesting in installments, all shares of restricted stock shall become fully vested upon a "change in control" (as defined in the stock compensation plan) and, for a period of 60 days beginning on the date of such change in control, all options and stock appreciation rights shall be immediately exercisable and fully vested. In the event of a change in control, the compensation committee may permit the holders of exercisable options to surrender their options in exchange for cash in an amount equal to the excess of the fair market value of the common stock subject to the options over their exercise price. Stock options, stock appreciation rights and restricted stock awards are not assignable or transferable except by will or the laws of descent and distribution, or pursuant to the terms of a "qualified domestic relations order" (within the meaning of Section 414(p) of the Code and the regulations and rulings thereunder).

     The initial grant of options under the stock compensation plan is expected to take place on the date of the receipt of shareholder and regulatory approval of the stock compensation plan, and the option exercise price would be the fair market value of the common stock on the date of grant. No decisions concerning the number of options to be granted to any director or officer have been made at this time. No stock appreciation rights or restricted stock awards are expected to be granted when the stock compensation plan becomes effective, and no Awards would be made prior to the receipt of shareholder approval of the stock compensation plan.

     The exercise price of the incentive stock options and nonqualified options granted under the stock option plan will be at least equal to the fair market value of the common stock at the date the option is awarded. Options will generally be exercisable only after a period of employment from the date of grant specified in the option agreement. Except in the case of retirement, death, permanent total disability or termination deemed to be "at the convenience of JADE FINANCIAL," the option holder must be employed at the time of exercise. Options may be exercised within limited times specified in the stock option plan following termination of employment as a result of death, permanent and total disability or at the convenience of JADE FINANCIAL (as determined in the sole discretion of the stock option committee).

     Options will expire on the date specified in the option agreement entered into at the time of the award, unless the holder is earlier terminated, dies, retires, becomes totally and permanently disabled or ceases to be employed by JADE FINANCIAL. In no event will the term of an incentive stock option extend beyond ten years from the grant date (five years if held by a 10% or greater shareholder of JADE FINANCIAL). The term of a nonqualified stock option must expire not later than ten years and one month from the grant date.

     The number of shares subject to unexercised options and exercise prices on outstanding options will be adjusted in the event of certain capital changes such as stock splits, stock dividends and reclassifications. Because the exercise of options may result in the issuance of authorized but unissued shares of common stock, such exercise may have a dilutive effect on the common stock holdings of existing shareholders.

     Under current federal income tax law, an option holder will not recognize taxable income upon grant or exercise of any incentive stock option, provided that such shares are not disposed of by such option holder within two years after the date of grant or within one year after the date of exercise. No compensation deduction may be taken by JADE FINANCIAL as a result of the grant or exercise of incentive stock options. In the case of a nonqualified stock option, an option holder will be deemed to receive ordinary income upon exercise of the stock option in an amount equal to the difference between the exercise price and the fair market value of the common stock purchased by exercising the option on the date of exercise. The amount of any ordinary income recognized by an option holder upon the exercise of a nonqualified stock option or due to a disposition of common stock acquired upon the exercise of an incentive stock option prior to the expiration of two years from the date the incentive option was granted or one year from the date the common stock was so acquired will be a deductible compensation expense for tax purposes for JADE FINANCIAL.


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

     Management Recognition Plan. JADE FINANCIAL intends to establish a management recognition plan as a method of providing senior officers of JADE FINANCIAL with a proprietary interest in JADE FINANCIAL and to reward such persons for their service and encourage such persons to remain in the service of JADE FINANCIAL. Pursuant to the management recognition plan, the board of directors will award certain senior officers of JADE FINANCIAL with "plan share awards" representing the right to earn shares of common stock over a period of five years from the date of the plan share award. Each year, participants in the management recognition plan will earn (become vested in) 20% of the common stock represented by each plan share award.

     No awards will be granted under the management recognition plan until July 1, 2000, subject to shareholder approval of this plan. The board of directors intends to present the management recognition plan for shareholder approval at the 2000 annual meeting of shareholders of JADE FINANCIAL. The management recognition plan cannot be presented to the shareholders for approval until six months after completion of the conversion.

     Unless an officer is terminated for cause (as defined in the management recognition plan), awards will continue to vest according to the vesting schedule following termination of employment or service or if JADE FINANCIAL is involved in a business combination. Termination of employment by a participant for reasons other than retirement, death or disability constitutes a revocation of the participant's plan share award.

     When a participant's shares become vested in accordance with the management recognition plan, the participant will recognize income equal to the fair market value of the common stock so vested at that time, unless the participant has made an irrevocable election to be taxed on the shares of common stock awarded to him in the year of the award. The amount of compensation income recognized by a participant will be a deductible expense of JADE FINANCIAL for Federal income tax purposes.

     When shares become vested and are actually distributed in accordance with the management recognition plan, participants will also receive amounts equal to any accrued dividends with respect thereto. Prior to vesting, recipients of awards under the management recognition plan may vote the shares of common stock allocated to them. The management recognition plan committee will vote shares as to which no instructions are received and any unallocated shares in the same proportion as allocated shares for which instructions are given are voted.

     JADE FINANCIAL intends to contribute sufficient funds so that the management recognition plan's trustee can purchase a number of shares of common stock equal to up to 4% of the common stock issued in the conversion. The management recognition plan may purchase such shares from authorized but unissued shares of JADE FINANCIAL, treasury shares or in the open market. In the event that the management recognition plan acquires shares of common stock from authorized but unissued shares, existing shareholders will experience dilution of their ownership interest.

Certain Transactions

     Loans to directors and executive officers are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions with the general public prevailing at the time, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectibility or present other unfavorable features.

     All loans we make to our directors and executive officers are subject to the Office of Thrift Supervision regulations restricting loan and other transactions with affiliated persons of IGA. Loans to all directors and executive officers and their associates totaled approximately $1.12 million at March 31, 1999, which was 7.42% of our equity at that date. All loans to directors and executive officers were performing in accordance with their terms at March 31, 1999.


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

                             HOW WE ARE REGULATED

     Set forth below is a brief description of certain laws and regulations which are applicable to IGA and JADE FINANCIAL. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

     Legislation is introduced from time to time in the United States Congress that may affect the operations of IGA and JADE FINANCIAL. In addition, the regulations governing IGA and JADE FINANCIAL may be amended from time to time by the Office of Thrift Supervision. Any such legislation or regulatory changes in the future could adversely affect IGA or JADE FINANCIAL. No assurance can be given as to whether or in what form any such changes may occur.

General

     IGA, as a federally chartered savings institution, is subject to federal regulation and oversight by the Office of Thrift Supervision extending to all aspects of its operations. IGA also is subject to regulation and examination by the FDIC, which insures the deposits of IGA to the maximum extent permitted by law, and requirements established by the Federal Reserve Board. Federally chartered savings institutions are required to file periodic reports with the Office of Thrift Supervision and are subject to periodic examinations by the Office of Thrift Supervision and the FDIC. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting shareholders. This regulatory oversight will continue to apply to IGA following the conversion.

     The Office of Thrift Supervision regularly examines IGA and prepares reports for the consideration of IGA's board of directors on any deficiencies that it may find in IGA's operations. The FDIC also has the authority to examine IGA in its role as the administrator of the Savings Association Insurance Fund. IGA's relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of IGA's mortgage requirements. Any change in such regulations, whether by the FDIC, Office of Thrift Supervision or Congress, could have a material adverse impact on IGA or JADE FINANCIAL and their operations.

JADE FINANCIAL

     Upon completion of the conversion, JADE FINANCIAL will become a unitary savings and loan holding company. As such, JADE FINANCIAL will be required to register with and be subject to Office of Thrift Supervision examination and supervision as well as certain reporting requirements.

     In addition, the Office of Thrift Supervision has enforcement authority over JADE FINANCIAL which also permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings bank.

     As a unitary savings and loan holding company, JADE FINANCIAL generally is not subject to activity restrictions. If JADE FINANCIAL acquires control of another savings bank as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of JADE FINANCIAL and any of its subsidiaries (other than IGA or any other Savings Association Insurance Fund - insured savings bank) would become subject to activity restrictions by the Office of Thrift Supervision.

     If IGA fails the qualified thrift lender test, JADE FINANCIAL must obtain the approval of the Office of Thrift Supervision prior to continuing after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries. In addition, within one year of such failure, JADE FINANCIAL must register as, and will become subject to, the restrictions applicable to bank holding companies. The activities authorized for a bank holding company are more limited than are the activities authorized for a unitary or multiple savings and loan holding company. See "--Qualified Thrift Lender Test."


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

     JADE FINANCIAL must obtain approval from the Office of Thrift Supervision before acquiring control of any other Savings Association Insurance Fund-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings banks in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings bank.

IGA

     The Office of Thrift Supervision has extensive authority over the operations of savings institutions. As part of this authority, IGA is required to file periodic reports with the Office of Thrift Supervision and is subject to periodic examinations by the Office of Thrift Supervision and the FDIC. The last regular Office of Thrift Supervision examination of IGA was as of May 1999. Under agency scheduling guidelines, it is likely that another examination will be initiated within 12 to 18 months after the most recent examination. When these examinations are conducted by the Office of Thrift Supervision and the FDIC, the examiners may require IGA to provide for higher general or specific loan lose reserves. All savings institutions are subject to a semi-annual assessment, based upon the savings institution's total assets, to fund the operations of the Office of Thrift Supervision. IGA was not required to pay an assessment to the Office of Thrift Supervision in 1998. The Office of Thrift Supervision assessment for the six month period ended June 30, 1999 was $21,252.

     The Office of Thrift Supervision also has extensive enforcement authority over all savings institutions and their holding companies, including JADE FINANCIAL. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift Supervision. Except under certain circumstances, public disclosure of final enforcement actions by the Office of Thrift Supervision is required.

     In addition, the investment, lending and branching authority of IGA is prescribed by federal laws and IGA is prohibited from engaging in any activities not permitted by such laws. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal institutions in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the Office of Thrift Supervision. Federal savings institutions are also generally authorized to branch nationwide. IGA is in compliance with the noted restrictions.

     IGA's general permissible lending limit for loans-to-one-borrower is equal to 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At March 31, 1999, IGA's lending limit under this restriction was $2.52 million. IGA is in compliance with the loans-to-one-borrower limitation.

     The Office of Thrift Supervision has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan.

Insurance of Accounts and Regulation by the FDIC

     IGA is a member of the Savings Association Insurance Fund, which is administered by the FDIC. Deposits are insured up to the applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the Savings Association Insurance Fund or Bank Insurance Fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.


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

     The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

     The FDIC is authorized to increase assessment rates, on a semi-annual basis, if it determines that the reserve ratio of the Savings Association Insurance Fund will be less than the designated reserve ratio of 1.25% of Savings Association Insurance Fund insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on Savings Association Insurance Fund members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

     Effective January 1, 1999, the premium schedule for Bank Insurance Fund and Savings Association Insurance Fund insured institutions ranged from 0 to 27 basis points. IGA is in the category of institutions that pay no deposit insurance premiums. However, all insured institutions are required to pay a Financing Corporation assessment, in order to fund the interest on bonds issued to resolve thrift failures in the 1980s. The current rate for Savings Association Assurance Fund insured institutions is 6.1 basis points for each $100 in domestic deposits, while Bank Insurance Fund insured institutions pay an assessment equal to 1.22 basis points for each $100 in domestic deposits. After January 1, 2000, Savings Association Insurance Fund and Bank Insurance Fund insured institutions will be the same. These assessments, which may be revised based upon the level of Bank Insurance Fund and Savings Association Insurance Fund deposits, will continue until the bonds mature in the year 2017.

Regulatory Capital Requirements

     Federally insured savings institutions, such as IGA, are required to maintain a minimum level of regulatory capital. The Office of Thrift Supervision has established capital standards, including a tangible capital requirement, a leverage ratio, or core capital, requirement and a risk-based capital requirement applicable to such savings institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The Office of Thrift Supervision is also authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

     The capital regulations require tangible capital of at least 1.5% of adjusted total assets, as defined by regulation. Tangible capital generally includes common shareholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital for calculating compliance with the requirement. At March 31, 1999, IGA did not have any intangible assets.

     At March 31, 1999, IGA had tangible capital of $15.50 million, or 8.71% of adjusted total assets, which is approximately $12.83 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

     The capital standards also require core capital equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions discussed below, however, a savings institution must maintain a core capital ratio of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio. At March 31, 1999, IGA had no intangibles which were subject to these tests.

     At March 31, 1999, IGA had core capital equal to $15.50 million, or 8.71% of adjusted total assets, which is $10.16 million above the minimum leverage ratio requirement of 3% as in effect on that date.

     The Office of Thrift Supervision risk-based requirement requires savings institutions to have total capital of at least 8.0% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The Office of Thrift Supervision is also authorized to require a savings institution to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At March 31, 1999, IGA had $1.12 million of general loan loss reserves, which was less than 1.25% maximum of risk-weighted assets permitted.

     In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from O% to 100%, based on the risk inherent in the type of asset. For example, the Office of Thrift Supervision has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan to value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the Fannie Mae or Freddie Mac.

     On March 31, 1999, IGA had total risk-based capital of $16.61 million (including $15.50 million in core capital and $1.11 million in supplementary capital) and risk-weighted assets of $100.17 million; or total capital of 16.58% of risk-weighted assets. This amount was $8.60 million above the 8.0% requirement in effect on that date.

     The Office of Thrift Supervision and the FDIC are authorized and, under certain circumstances required, to take certain actions against savings institutions that fail to meet their capital requirements. The Office of Thrift Supervision is generally required to take action to restrict the activities of "undercapitalized institution," which is an institution with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8.0% risk-based capital ratio. Any such institution must submit a capital restoration plan and until such plan is approved by the Office of Thrift Supervision may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The Office of Thrift Supervision is authorized to impose the additional restrictions that are applicable to significantly undercapitalized institutions.

     As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized institution must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

     Any savings institution that fails to comply with its capital plan or has Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6% and is considered "significantly undercapitalized" must be made subject to one or more of additional specified actions and operating restrictions which may cover all aspects of its operations and include a forced merger or acquisition of the institution. An institution that becomes "critically undercapitalized" because it has a tangible capital ratio of 2% or less is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized institutions. In addition, the Office of Thrift Supervision must appoint a receiver, or conservator with the concurrence of the FDIC, for a savings institution, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized institution is also subject to the general enforcement authority of the Office of Thrift Supervision and the FDIC, including the appointment of a conservator or a receiver.

     The Office of Thrift Supervision is also generally authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

     The imposition by the Office of Thrift Supervision or the FDIC of any of these measures on IGA may have a substantial adverse effect on its operations and profitability.

Limitations on Dividends and Other Capital Distributions

     Office of Thrift Supervision regulations impose various restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.

     A savings institution may make a capital distribution without prior notice to the Office of Thrift Supervision, unless it is a subsidiary of a holding company, provided that it has a regulatory rating in the two top categories, is not of supervisory concern, and would remain adequately capitalized, as defined in the Office of Thrift Supervision prompt corrective action regulations, following the proposed distribution, and the aggregate distribution in any calendar year is less than the net income for that year to date, plus the retained earnings for the prior two years. As IGA will be a subsidiary of a holding company, it will need to give thirty days prior notice to the Office of Thrift Supervision before making any dividend. Savings institutions that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the Office of Thrift Supervision 30 days prior to declaring a capital distribution. A savings institution may not make a capital distribution without prior approval of the Office of Thrift Supervision and the FDIC if it is undercapitalized before, or as a result of, such a distribution. The Office of Thrift Supervision may object to a capital distribution if it would constitute an unsafe or unsound practice.

Liquidity

     All savings institutions, including IGA, are required to maintain an average daily balance of liquid assets equal to a certain percentage of the average daily balance of its liquidity base during the preceding calendar quarter or a percentage of the amount of its liquidity base at the end of the preceding quarter. For a discussion of what IGA includes in liquid assets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity." This liquid asset ratio requirement may vary from time to time between 4% and 10% depending upon economic conditions and savings flows of all savings institutions. At the present time, the minimum liquid asset ratio is 4%.

     Penalties may be imposed upon institutions for violations of the liquid asset ratio requirement. At March 31, 1999, IGA was in compliance with the requirement, with an overall liquid asset ratio of 25%.

Qualified Thrift Lender Test

     All savings institutions, including IGA, are required to meet a qualified thrift lender test to avoid certain restrictions on their operations. This test requires a savings institution to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the savings institution may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans and investments. At March 31, 1999, IGA met the test and has always met the test since its effectiveness.

     Any savings institution that fails to meet the qualified thrift lender test must convert to a national bank charter, unless it requalifies as a qualified thrift lender and thereafter remains a qualified thrift lender. If an institution does not requalify and converts to a national bank charter, it must remain Savings Association Insurance Fund insured until the FDIC permits it to transfer to the Bank Insurance Fund. If such an institution has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings institution and a national bank, and it is limited to national bank branching rights in its home state. In addition, the institution is immediately ineligible to receive any new Federal Home Loan Bank borrowings and is subject to national bank limits for payment of dividends. If such an institution has not requalified or converted to a national bank within three years after the failure, it must divest itself of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding Federal Home Loan Bank borrowings, which may result in prepayment penalties. If any institution that fails the qualified thrift lender test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies. See "--JADE FINANCIAL."

Community Reinvestment Act

     Under the Community Reinvestment Act, every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular Community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with the examination of IGA, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by IGA. An unsatisfactory rating may be used as the basis for the denial of an application by the Office of Thrift Supervision. Due to the heightened attention being given to the Community Reinvestment Act in the past few years, IGA may be required to devote additional funds for investment and lending in its local community. IGA was examined for Community Reinvestment Act compliance in May 1999, and received a rating of satisfactory.

Transactions with Affiliates

     Generally, transactions between a savings institution or its subsidiaries and its affiliates are required to be on terms as favorable to the institution as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the institution's capital. Affiliates of IGA include JADE FINANCIAL and any company which is under common control with IGA. In addition, a savings institution may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. The Office of Thrift Supervision has the discretion to treat subsidiaries of savings institutions as affiliates on a case by case basis.

     Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the Office of Thrift Supervision. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must generally be made on terms substantially the same as for loans to unaffiliated individual.

Federal Securities Law

     The stock of JADE FINANCIAL will be registered with the SEC under the Securities Exchange Act of 1934, as amended. JADE FINANCIAL will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Securities Exchange Act of 1934.

     JADE FINANCIAL stock held by persons who are affiliates of JADE FINANCIAL may not be resold without registration or unless sold in accordance with certain resale restrictions. Affiliates are generally considered to be officers, directors and principal shareholders. If JADE FINANCIAL meets specified current public information requirements, each affiliate of JADE FINANCIAL is able to sell in the public market, without registration, a limited number of shares in any three-month period.

Federal Reserve System

     The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts, primarily checking, NOW and Super NOW checking accounts. At March 31, 1999, IGA was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the office of Thrift Supervision. See "--Liquidity."

     Savings institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require institutions to exhaust other reasonable alternative sources of funds, including Federal Home Loan Bank borrowings, before borrowing from the Federal Reserve Bank.

Federal Home Loan Bank System

     IGA is a member of the Federal Home Loan Bank of Pittsburgh which is one of 12 regional Federal Home Loan Banks, that administers the home financing credit function of savings institutions. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home loan Bank System. It makes loans or advances to members in accordance with policies and procedures, established by the board of directors of the Federal Home Loan Bank, which are subject to the oversight of the Federal Housing Finance Board. All advances from the Federal Home Loan Bank are required to be fully secured by sufficient collateral as determined by the Federal Home Loan Bank. in addition, all long-term advances are required to provide funds for residential home financing.

     As a member, IGA is required to purchase and maintain stock in the Federal Home Loan Bank of Pittsburgh. For the calendar year ended December 31, 1998, IGA had an average outstanding balance of $833,500 in Federal Home Loan Bank stock, which-was in compliance with this requirement. In the past calendar year such dividends have averaged 6.50%.

     Under federal law the Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to low- and moderately-priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of Federal Home Loan Bank dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of Federal Home Loan Bank stock in the future. A reduction in value of IGA's Federal Home Loan Bank stock may result in a corresponding reduction in IGA's capital.

     For the calendar year ended December 31, 1998, dividends paid by the Federal Home Loan Bank of Pittsburgh to IGA totaled $21,225.

                                   TAXATION

Federal Taxation

     General. JADE FINANCIAL and IGA will be subject to federal income taxation in the same general manner as other corporations with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to JADE FINANCIAL or IGA. IGA was not subject to federal income tax prior to July 1, 1998.

     Following the conversion, JADE FINANCIAL anticipates that it will file a consolidated federal income tax return with IGA, commencing with the first taxable year after completion of the conversion. Accordingly, it is anticipated that any cash distributions made by JADE FINANCIAL to its shareholders would be considered to be taxable dividends and not as a non-taxable return of capital to shareholders for federal and state tax purposes.

     Method of Accounting. For federal income tax purposes, IGA currently reports its income and expenses on the accrual method of accounting and uses a calendar year for filing its federal income tax return.

     Bad Debt Reserves. As a result of the Small Business Job Protection Act, savings associations must now use the specific charge-off method in computing bad debt deductions.

     Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income. The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of an exemption amount. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. IGA has not been subject to the alternative minimum tax nor does IGA have any such amounts available as credits for carryover.

     Net Operating Loss Carryovers. A financial institution may carryback net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after August 6, 1997. For losses incurred in the taxable years prior to August 6, 1997, the carryback period was three years and the carryforward period was 15 years. At March 31, 1999, IGA had no net operating loss carryforwards for federal income tax purposes.

     Corporation Dividends-Received Deduction. JADE FINANCIAL may eliminate from its income dividends received from IGA as a wholly-owned subsidiary of JADE FINANCIAL if, as expected, it elects to file a consolidated return with IGA.

State Taxation

     JADE FINANCIAL will be subject to Pennsylvania's mutual thrift institutions tax, which is generally levied upon "taxable net income" from all sources, as determined in accordance with generally accepted accounting principles, at the rate of 11.5%. "taxable net income" is net income after apportionment and any deduction for net operating loss carryover. Income or loss from (i) U.S. obligations, which by federal law are exempt from state and local taxation, and (ii) Pennsylvania obligations that by state law are exempt from taxation by Pennsylvania, are excluded from "taxable net income."

                           RESTRICTIONS ON ACQUISITION
                            OF JADE FINANCIAL AND IGA

     The principal federal regulatory restrictions which affect the ability of any person, firm or entity to acquire JADE FINANCIAL, IGA or their respective capital stock are described below. Also discussed are certain provisions of Pennsylvania's Business Corporation Law and JADE FINANCIAL's articles of incorporation and bylaws which may be deemed to affect the ability of a person, firm or entity to acquire JADE FINANCIAL.

Federal Law

     The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of Thrift Supervision has been given 60 days prior written notice. The Home Owners Loan Act provides that no company may acquire "control" of a savings institution without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the Office of Thrift Supervision. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution, where certain enumerated "control factors" are also present in the acquisition. The Office of Thrift Supervision may prohibit an acquisition of control if:

   o it would result in a monopoly or substantially lessen competition;

   o the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

   o the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

These restrictions do not apply to the acquisition of a savings institution's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

     For a period of three years following completion of the conversion, Office of Thrift Supervision regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of JADE FINANCIAL or IGA without Office of Thrift Supervision approval.

Pennsylvania Law

     Chapter 25 of the Pennsylvania Business Corporation Law contains certain "anti-takeover" provisions which apply to a "registered corporation," unless the registered corporation elects not to be governed by such provisions. The Company will be a "registered corporation" within the meaning of Chapter 25 of the Pennsylvania Business Corporation Law because the common stock of JADE FINANCIAL is entitled to vote generally in the election of directors and will be registered under the Securities Exchange Act of 1934, as amended. The relevant provisions are contained in Subchapters 25E through 25H of the Pennsylvania Business Corporation Law.

     Subchapter 25E of the Pennsylvania Business Corporation Law (relating to control transactions) provides that if any person or group acquires 20% or more of the voting power of a covered corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

     Subchapter 25F of the Pennsylvania Business Corporation Law (relating to business combinations) delays for five years and imposes conditions upon "business combinations" between an "interested shareholder" and the corporation. The term "business combination" is defined broadly to include various transactions utilizing a corporation's assets for purchase price amortization or refinancing purposes. For this purpose, an "interested shareholder" is defined generally as the beneficial owner of at least 20% of a corporation's voting shares.

     Subchapter 25G of the Pennsylvania Business Corporation Law (relating to control-share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting such shares unless the "disinterested" shareholders approve such voting rights. Failure to obtain such approval exposes the owner to the risk of a forced sale of the shares to the issuer.

     Subchapter 25H of the Pennsylvania Business Corporation Law (relating to disgorgement) applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation or
(ii) a person or group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation by, the person or group during such 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

     Subchapter 25I of the Pennsylvania Business Corporation Law (relating to severance payments) provides for a minimum severance payment to certain employees terminated within two years of the approval of a control-share acquisition under Subchapter 25G of the Pennsylvania Business Corporation Law. Subchapter 25J of the Pennsylvania Business Corporation Law (relating to labor contracts) prohibits, in connection with a control-share acquisition under Subchapter 25G of the Pennsylvania Business Corporation Law, the abrogation of certain labor contracts, if any, prior to their stated date of expiration.

     JADE FINANCIAL has elected not to "opt out" of coverage under Subchapter 25 of the Pennsylvania Business Corporation Law, and therefore, the foregoing provisions of Subchapter 25 of the Pennsylvania Business Corporation Law will be applicable to JADE FINANCIAL. Subchapters 25E through 25H of the Pennsylvania Business Corporation Law contain a wide variety of transactional and status exemptions, exclusions and safe harbors.


Articles of Incorporation and Bylaws of JADE FINANCIAL

     The following discussion is a summary of certain provisions of JADE FINANCIAL's articles of incorporation and bylaws that relate to corporate governance. The description is necessarily general and qualified by reference to the articles of incorporation and bylaws.

     Directors. Certain provisions of JADE FINANCIAL's articles of incorporation and bylaws will impede changes in majority control of JADE FINANCIAL's board of directors. JADE FINANCIAL's articles of incorporation provide that the board of directors of JADE FINANCIAL will be divided into three classes, with directors in each class elected for three-year staggered terms except for the initial directors. Thus, assuming a Board of three directors or more, it would take two annual elections to replace a majority of JADE FINANCIAL's Board.

     JADE FINANCIAL's bylaws provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. In addition, the bylaws impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to JADE FINANCIAL's board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

     The articles of incorporation provide that a director may only be removed by shareholders for cause and upon the affirmative vote of at least a majority of the votes cast by shareholders.

     Restrictions on Call of Special Meetings. JADE FINANCIAL's articles of incorporation provide that a special meeting of shareholders may be called only pursuant to a resolution of JADE FINANCIAL's board of directors and for only such business as directed by the board of directors. Shareholders are not authorized to call a special meeting.

     Absence of Cumulative Voting. JADE FINANCIAL's articles of incorporation does not provide for cumulative voting rights in the election of directors.

     Authorization of Preferred Stock. The articles of incorporation of JADE FINANCIAL authorizes 5,000,000 shares of preferred stock, $.01 par value. JADE FINANCIAL is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and JADE FINANCIAL's board of directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of JADE FINANCIAL that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. If JADE FINANCIAL issued any preferred stock which disparately reduced the voting rights of the common stock within the meaning of Rule 19c-4 under the Exchange Act of 1934, as amended, the common stock could be required to be delisted from the Nasdaq Stock Market. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The board of directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the board deems to be in the best interests of JADE FINANCIAL and its shareholders.

     Limitation on Voting Rights. JADE FINANCIAL's articles of incorporation provide that in no event shall any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of common stock (the "Limit"), be entitled or permitted to any vote in respect of the shares held in excess of the Limit. This limitation would not inhibit any person from soliciting (or voting) proxies from other beneficial owners for more than 10% of the common stock or from voting such proxies. Beneficial ownership is to be determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Exchange Act of 1934, as amended, and includes shares beneficially owned by any affiliate of such person, shares which such person or his affiliates (as defined in the articles of incorporation) have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his affiliates have or share investment or voting power, but shall not include shares beneficially owned by directors, officers and employees of JADE FINANCIAL or IGA. This provision will be enforced by the board of directors to limit the voting rights of persons beneficially owning more than 10% of the stock and thus could be utilized in a proxy contest or other solicitation to defeat a proposal that is desired by a majority of the shareholders.

     Procedures for Certain Business Combinations. JADE FINANCIAL's articles of incorporation require that certain business combinations (including transactions initiated by management) between JADE FINANCIAL (or any majority-owned subsidiary thereof) and a 5% or more shareholder be approved by at least 80% of the total number of outstanding voting shares, voting as a single class, if the transaction is not approved, in advance, by board of directors.

     It should be noted that, since the board or directors and management (10 persons) intend to purchase approximately $1.33 million of the shares offered in the conversion and may control the voting of additional shares through the employee stock ownership plan and proposed restricted stock plan and stock option plan, the board and management may be able to block the approval of combinations requiring an 80% vote even where a majority of the shareholders vote to approve such combinations.

     Amendment to Articles of Incorporation and Bylaws. Amendments to JADE FINANCIAL's articles of incorporation must be approved by JADE FINANCIAL's board of directors and also by a majority of the outstanding shares of JADE FINANCIAL's voting stock, provided, however, that approval by at least 80% of the outstanding voting stock is generally required for certain provisions (i.e., provisions relating to number, classification, election and removal of directors; amendment of bylaws; call of special shareholder meetings; offers to acquire and acquisitions of control; director liability; certain business combinations; power of indemnification and amendments to provisions relating to the foregoing in the articles of incorporation).

     The bylaws may be amended by the board of directors, subject to the right of shareholders to change such action by the affirmative vote of at least 66-2/3% of the total votes eligible to be voted at a duly constituted meeting of shareholders; provided, however, that bylaw provisions relating to limitations on directors' liabilities and indemnification may not be amended to increase exposure to liability for directors or to decrease indemnification of directors and officers except by the affirmative vote of 66-2/3% of the board of directors or by the affirmative vote of shareholders entitled to cast at least 80% of the votes all shareholders are entitled to cast.

     Purpose and Takeover Defensive Effects of JADE FINANCIAL's Articles of Incorporation and Bylaws. We believe that the provisions described above are prudent and will reduce JADE FINANCIAL's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its board of directors. These provisions will also assist us in the orderly deployment of the conversion proceeds into productive assets during the initial period after the conversion. We believe these provisions are in the best interest of JADE FINANCIAL and IGA and JADE FINANCIAL's shareholders. In our judgment, JADE FINANCIAL's board will be in the best position to determine the true value of JADE FINANCIAL and to negotiate more effectively for what may be in the best interests of its shareholders. Accordingly, we believe that it is in the best interests of JADE FINANCIAL and its shareholders to encourage potential acquirors to negotiate directly with the board of directors of JADE FINANCIAL and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also our view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of JADE FINANCIAL and which is in the best interests of all shareholders.

     Attempts to take over financial institutions and their holding companies have recently become increasingly common. Takeover attempts which have not been negotiated with and approved by the board of directors present to shareholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for JADE FINANCIAL and its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of JADE FINANCIAL's assets.

     An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining shareholders. The concentration of control, which could result from a tender offer or other takeover attempt, could also deprive JADE FINANCIAL's remaining shareholders of the benefits of certain protective provisions of the Exchange Act of 1934, as amended, if the number of beneficial owners becomes less than the 300 required for Exchange Act registration.

     Despite our belief as to the benefits to shareholders of these provisions of JADE FINANCIAL's articles of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by JADE FINANCIAL's board, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of JADE FINANCIAL's board of directors and of management more difficult. JADE FINANCIAL will enforce the voting limitation provisions of the articles of incorporation in proxy solicitations and accordingly could utilize these provisions to defeat proposals that are favored by a majority of the shareholders. We, however, have concluded that the potential benefits outweigh the possible disadvantages.

                DESCRIPTION OF CAPITAL STOCK OF JADE FINANCIAL

General

     JADE FINANCIAL is authorized to issue 10,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, having such par value as the board of directors of JADE FINANCIAL shall fix and determine. JADE FINANCIAL is offering for sale between 1,540,628 and 2,084,379 shares. Inclusive of shares contributed to the foundation, JADE FINANCIAL currently expects to issue between 1,591,982 and 2,153,858 shares (or, as permitted by the plan of conversion, in the event the employee stock ownership plan purchases shares in excess of the maximum of the estimated valuation range in order to satisfy its 8% subscription, up to 2,476,936 shares), subject to adjustment, of the common stock and no shares of preferred stock in the conversion. JADE FINANCIAL has reserved for future issuance under the stock option plan, the employee stock ownership plan and management recognition plan an amount of authorized but unissued shares of common stock equal to 10% of the shares to be issued in the conversion.

Common Stock

     Voting Rights

     Each share of the common stock will have the same relative rights and will be identical in all respects with every other share of the common stock. The holders of the common stock will possess exclusive voting rights in JADE FINANCIAL, except to the extent that shares of preferred stock issued in the future may have voting rights, if any. Each holder of shares of the common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of the common stock. Holders of common stock will not be entitled to cumulate their votes for election of directors.

     Dividends


     We may, from time to time, declare dividends to the holders of common stock, who will be entitled to share equally in any such dividends. For additional information as to cash dividends, see "Our Policy Regarding Dividends."

     Liquidation

     In the event of any liquidation, dissolution or winding up of any or all of IGA, JADE FINANCIAL, as holder of all of the capital stock of IGA, would be entitled to receive all assets of IGA after payment of all debts and liabilities of IGA and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of a liquidation, dissolution or winding up of JADE FINANCIAL, each holder of shares of common stock would be entitled to receive, after payment of all debts and liabilities of JADE FINANCIAL, a pro rata portion of all assets of JADE FINANCIAL available for distribution to holders of common stock. If any preferred stock is issued, the holders thereof may have a priority in liquidation or dissolution over the holders of the common stock.

     Other Characteristics

     Holders of the common stock will not have preemptive rights with respect to any additional shares of common stock that may be issued. The common stock is not subject to call for redemption, and the outstanding shares of common stock, when issued and upon receipt by JADE FINANCIAL of the full purchase price therefor, will be fully paid and nonassessable.

Preferred Stock

     None of the 5,000,000 authorized shares of preferred stock of JADE FINANCIAL will be issued in the conversion. After the conversion is completed, the board of directors of JADE FINANCIAL will be authorized, without shareholder approval, to issue preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The preferred stock may rank prior to the common stock as to dividend rights or liquidation preferences, or both, and may have full or limited voting rights. The board of directors has no present intention to issue any of the preferred stock. Should the board of directors of JADE FINANCIAL subsequently issue preferred stock, no holder of any such stock shall have any preemptive right to subscribe for or purchase any stock or any other securities of JADE FINANCIAL other than such, if any, as the board of directors, in its sole discretion, may determine and at such price or prices and upon such other terms as the board of directors, in its sole discretion, may fix.

                          TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for JADE FINANCIAL's common stock is Registrar & Transfer Company.


                                     EXPERTS



     The financial statements of IGA as of December 31, 1998 and for the six months ended December 31, 1998, as of June 30, 1998 and 1997 and for each of the three years in the period ended June 30, 1998 included in this prospectus have been audited by Stockton Bates, LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     RP Financial has consented to the publication herein of the summary of its report to IGA setting forth its opinion as to the estimated pro forma market value of the common stock upon conversion and its letter with respect to subscription rights.

                             LEGAL AND TAX OPINIONS

     The legality of the common stock and the federal income tax consequences of the conversion will be passed upon for IGA by Stevens & Lee, P.C., Wayne, Pennsylvania, special counsel to IGA and JADE FINANCIAL. The Pennsylvania income tax consequences of the conversion will be passed upon by Stockton Bates, LLP, Philadelphia, Pennsylvania. The federal income tax consequences of the deductibility of a contribution of JADE FINANCIAL common stock to the private foundation, and applicability of the self-dealing rules to such contribution will be passed upon for IGA by Stevens & Lee, P.C. Certain legal matters will be passed upon for Charles Webb & Company by Silver, Freedman & Taff, L.L.P., Washington, D.C.

                            ADDITIONAL INFORMATION

     JADE FINANCIAL has filed with the SEC a Registration Statement under the Securities Act of 1933, as amended, with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the Registration Statement. Such information, including the Appraisal Report which is an exhibit to the Registration Statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including JADE FINANCIAL. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are, of necessity, brief descriptions thereof and are not necessarily complete; each such statement is qualified by reference to such contract or document.

     JADE FINANCIAL has filed an Application for conversion with the Office of Thrift Supervision. This prospectus omits certain information contained in the Application. The Application may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552 and at the Central Regional Office of the Office of Thrift Supervision located at 200 West Madison Street, Suite 1300, Chicago, Illinois 60606.

     JADE FINANCIAL will register its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, as amended, and, upon such registration JADE FINANCIAL and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion, JADE FINANCIAL has undertaken that it will not terminate such registration for a period of at least three years following the conversion.

     A copy of the plan of conversion and the articles of incorporation and bylaws of JADE FINANCIAL and IGA are available without charge from IGA. Requests for such information should be directed to: Shareholder Relations, IGA Federal Savings, 213 West Street Road, Feasterville, Pennsylvania 19053.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                              IGA FEDERAL SAVINGS

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                              Page
                                                                                             -----
Independent Auditors' Report .............................................................    F-2

Consolidated Statements of Financial Condition at March 31, 1999 (Unaudited), December
 31, 1998 and June 30, 1998 ..............................................................    F-3

Consolidated Statements of Income for the Three Months Ended March 31, 1999 and 1998
 (Unaudited), for the Six Months Ended December 31, 1998 and 1997 (Unaudited) and for the
 Years Ended June 30, 1998 and 1997 ......................................................    F-4

Consolidated Statements of Equity for the Three Months Ended March 31, 1999 and 1998
 (Unaudited), for the Six Months Ended December 31, 1998 and 1997 (Unaudited) and for the
 Years Ended June 30, 1998 and 1997 ......................................................    F-6

Consolidated Statements of Cash Flows for the Three Months Ended March 31, 1999
 (Unaudited), for the Six Months Ended December 31, 1998 and for the Years Ended June 30,
 1998 and 1997............................................................................    F-7

Notes to Consolidated Financial Statements ...............................................    F-9

     All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

     The financial statements of JADE FINANCIAL have been omitted because JADE FINANCIAL has not yet issued any stock, has no assets, no liabilities and has not conducted any business other than that of an organizational nature.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
IGA Federal Savings Bank
213 West Street Road
Feasterville, Pennsylvania 19053

     We have audited the accompanying consolidated statements of financial condition of IGA Federal Savings Bank and Subsidiary as of December 31, 1998 and June 30, 1998 and the related consolidated statements of income, equity and cash flows for the six months ended December 31, 1998 and the years ended June 30, 1998 and 1997. These consolidated financial statements are the responsibility of the Savings Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IGA Federal Savings Bank and Subsidiary as of December 31, 1998 and June 30, 1998 and the results of their operations and their cash flows for the six months ended December 31, 1998, and the two years ended June 30, 1998 and 1997 in conformity with generally accepted accounting principles.


                                        /s/ Stockton Bates, LLP
                                        ---------------------------------------
                                        Certified Public Accountants


Philadelphia, Pennsylvania
March 18, 1999
May 26, 1999 with respect to (Note 18)

                    IGA Federal Savings Bank And Subsidiary

                 Consolidated Statement Of Financial Condition




                                                                  March 31,     December 31,      June 30,
                                                                     1999           1998            1998
                                                                 -----------   --------------   -----------
                                                                  Unaudited
                                                                           (Dollars in Thousands)
ASSETS
Cash and Cash Equivalents:
 Cash and due from banks .....................................    $  8,564        $  8,388       $  4,742
 Interest bearing deposits in other financial institutions . .       1,234           1,237          3,205
 Federal funds ...............................................       8,315           8,726          5,034
 Restricted cash .............................................           0               0            760
                                                                  --------        --------       --------
   Total cash and cash equivalents ...........................      18,113          18,351         13,741
Investment securities, available-for-sale ....................      28,240          28,726         19,340
Mortgage-backed securities available-for-sale ................      15,529          10,176         14,267
Investment securities held-to-maturity (fair value of $499)             --              --            499
Mortgage-backed securities held-to-maturity (fair value of
 $5,521, $6,541 and $8,950) ..................................       5,594           6,635          9,071
Loans receivable, net ........................................     105,320         102,900         98,096
Property, equipment and leasehold improvements, net of
 accumulated depreciation ....................................       1,879           1,962          1,883
Federal home loan bank stock, at cost ........................         834             834
Accrued interest receivable ..................................         964             646            695
Share insurance fund .........................................                          29          1,319
Reorganization costs, net ....................................         194             195            144
Deferred tax asset, net ......................................          46              44
Prepaid expenses and other assets ............................         757             593            797
                                                                  --------        --------       --------
   TOTAL ASSETS ..............................................    $177,470        $171,091       $159,852
                                                                  ========        ========       ========
LIABILITIES AND EQUITY
LIABILITIES:
 Deposits ....................................................    $161,429        $154,888       $143,934
 Advances from borrowers for taxes ...........................         574             521            571
 Accounts payable and accrued expenses .......................         371             406            267
                                                                  --------        --------       --------
   Total liabilities .........................................     162,374         155,815        144,772
EQUITY:
 Commitments and contingencies (Note 16)
 Retained earnings, (See Notes 11 and 12) ....................      15,690          15,560         15,294
 Accumulated other comprehensive income ......................        (594)           (284)          (214)
                                                                  --------        --------       --------
   Total Equity ..............................................      15,096          15,276         15,080
                                                                  --------        --------       --------
   Total Liabilities and Equity ..............................    $177,470        $171,091       $159,852
                                                                  ========        ========       ========

                             See Accompanying Notes

                    IGA Federal Savings Bank And Subsidiary

                       Consolidated Statement Of Income




                                                            Three Months Ended          Six Months Ended
                                                                 March 31,                December 31,
                                                        ---------------------------   ---------------------
                                                            1999           1998          1998        1997
                                                        ------------   ------------   ---------   ---------
                                                                 Unaudited                  Unaudited
                                                                      (Dollars in Thousands)
INTEREST INCOME:
 Interest on loans ..................................     $2,154          $2,137       $4,275      $4,510
 Investments and mortgage-backed securities .........        645             489        1,210         842
 Interest-earning deposits ..........................         15              22           51          56
 Federal funds ......................................        128             173          253         472
                                                          ------          ------       ------      ------
    Total interest income ...........................      2,942           2,821        5,789       5,880
INTEREST EXPENSE:
 Interest on deposits ...............................      1,325           1,310        2,762       2,805
                                                          ------          ------       ------      ------
    Net interest income .............................      1,617           1,511        3,027       3,075
PROVISION FOR LOAN LOSSES ...........................        135             376          300         397
                                                          ------          ------       ------      ------
    Net interest income after provision for loan
      losses ........................................      1,482           1,135        2,727       2,678
NONINTEREST INCOME:
 Loan fees ..........................................         13              22           80          58
 Service charges ....................................        112              29          258         236
 Other income .......................................         99              51          268         139
 Gain on securities .................................                                     198          26
                                                          ------          ------       ------      ------
    Total noninterest income ........................        224             102          804         459
NONINTEREST EXPENSES:
 Compensation and employee benefits .................        733             656        1,496       1,328
 Office and occupancy costs .........................        507             391          817         677
 Printing and postage ...............................         15              15           28          26
 Loan servicing .....................................         44              43           77          87
 Professional fees ..................................         43              30          312          64
 Bank and MAC charges ...............................        126              32          264         253
 Advertising, marketing and promotions ..............         42              22          102         112
 Insurance expenses .................................          8              11           23          20
 Other ..............................................          0               0            0           0
                                                          ------          ------       ------      ------
    Total noninterest expenses ......................      1,518           1,200        3,119       2,567
                                                          ------          ------       ------      ------
INCOME BEFORE PROVISION FOR INCOME
 TAXES ..............................................        188              37          412         570
 Provision for federal and state income taxes:
   (See Note 1 - Income Taxes)
   Current ..........................................         60             N/A          190         N/A
   Deferred .........................................         (2)            N/A          (44)        N/A
                                                          ------          ------       ------      ------
    Total income tax provision ......................         58             N/A          146         N/A
                                                          ------          ------       ------      ------
NET INCOME ..........................................     $  130          $   37       $  266      $  570
                                                          ======          ======       ======      ======

                             See Accompanying Notes

                    IGA Federal Savings Bank And Subsidiary

                       Consolidated Statement Of Income




                                                                             Year Ended
                                                                              June 30,
                                                                   ------------------------------
                                                                         1998             1997
                                                                   ----------------   -----------
                                                                       (Dollars in Thousands)
INTEREST INCOME:
 Interest on loans .............................................        $ 8,734         $ 8,651
 Investments and mortgage-backed securities ....................          2,002           2,595
 Interest-earning deposits .....................................            430             364
 Federal funds .................................................            310              50
                                                                        -------         -------
   Total interest income .......................................         11,476          11,660

INTEREST EXPENSE:
 Interest on deposits ..........................................          5,475           5,655
                                                                        -------         -------
   Net interest income .........................................          6,001           6,005

PROVISION FOR LOAN LOSSES ......................................          1,038             847
                                                                        -------         -------
   Net interest income after provision for loan losses .........          4,963           5,158

NONINTEREST INCOME:
 Loan fees .....................................................            295             251
 Service charges ...............................................            592             509
 Other income ..................................................             71              91
                                                                        -------         -------
   Total noninterest income ....................................            958             851

NONINTEREST EXPENSES:
 Compensation and employee benefits ............................          2,612           2,513
 Office and occupancy costs ....................................            942             842
 Printing and postage ..........................................            246             241
 Loan servicing ................................................            183             167
 Professional fees .............................................            165             143
 Bank and MAC charges ..........................................            642             626
 Advertising, marketing and promotions .........................            104             145
 Insurance expenses ............................................            155             123
 Other .........................................................            209             183
                                                                        -------         -------
   Total noninterest expenses ..................................          5,258           4,983
                                                                        -------         -------

INCOME BEFORE PROVISION FOR INCOME TAXES
 Provision for federal and state income taxes:
    (See Note 1 -- Income Taxes) ...............................
    Current ....................................................            N/A             N/A
    Deferred ...................................................            N/A             N/A
                                                                        -------         -------
   Total income tax provision ..................................            N/A             N/A
                                                                        -------         -------

NET INCOME .....................................................        $   663         $ 1,026
                                                                        =======         =======

                             See Accompanying Notes

                    IGA Federal Savings Bank And Subsidiary

                       Consolidated Statement Of Equity




                                                     Restricted,                     Accumulated
                                                       Regular      Unrestricted        Other
                                                       Reserve        Undivided     Comprehensive      Total      Comprehensive
                                                         Fund         Earnings          Income         Equity        Income
                                                    -------------  --------------  ---------------  -----------  --------------
BALANCE, June 30, 1996 ...........................    $  3,925        $ 9,680          $  (687)      $ 12,918        $   --
 Transfers to reflect provision for loan losses           (847)           847
 Transfers to regular reserve fund in
   accordance with Section 116 of the
   Federal Credit Union Act ......................         602           (602)
 Net income ......................................                      1,026                           1,026         1,026
 Change in unrealized loss on investment
   and mortgage-backed securities
   available-for-sale, net of taxes ..............                                         302            302           302

BALANCE, June 30, 1997 ...........................       3,680         10,951             (385)        14,246         1,328
 Transfers to reflect provision for loan losses         (1,038)         1,038
 Transfers to regular reserve fund in
   accordance with Section 116 of the
   Federal Credit Union Act ......................         604           (604)
 Net income ......................................                        663                             663           663
 Change in unrealized loss on investment
   and mortgage-backed securities
   available-for-sale, net of taxes ..............                                         171            171           171

BALANCE, June 30, 1998 ...........................       3,246         12,048             (214)        15,080           834
 Transfers of balance on 7/1/98 when Credit
   Union converted to Savings Bank ...............      (3,246)         3,246
 Net income ......................................                        266                             266           266
 Change in unrealized loss on investment
   and mortgage-backed securities
   available-for-sale, net of taxes ..............                                         (70)           (70)          (70)
                                                      --------        -------          -------       --------        ------

BALANCE, December 31, 1998 .......................                     15,560             (284)        15,276           196
Net income (unaudited) ...........................                        130                             130           130
 Change in unrealized loss on investment
   and mortgage-backed securities
   available-for-sale, net of taxes
   (unaudited) ...................................                                        (310)          (310)         (310)
                                                      --------        -------          -------       --------        ------

BALANCE, March 31, 1999
 (UNAUDITED) .....................................    $               $15,690          $  (594)      $ 15,096          (180)
                                                      ========        =======          =======       ========        ======

                             See Accompanying Notes

                    IGA Federal Savings Bank And Subsidiary

                      Consolidated Statement Of Cash Flows

               Increase (Decrease) in Cash and Cash Equivalents




                                                                                             Three Months Ended
                                                                                                 March 31,
                                                                                         --------------------------
                                                                                              1999          1998
                                                                                         -------------  -----------
                                                                                                 Unaudited
                                                                                           (Dollars in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ...........................................................................    $   130       $     37
 Adjustments to reconcile net income to net cash provided by (used in) operating activities:
  Amortization of premiums on investments and mortgage-backed securities ..............         44             31
  Depreciation and amortization .......................................................         97             85
  Discount on first mortgage sales ....................................................                         1
  (Gain) loss on sale of investment securities ........................................
  Gain on sale/disposal of asset ......................................................
  Provision for losses on loans .......................................................        135            376
  Change in operating assets and liabilities:
   Increase in deferred taxes .........................................................         (2)
   (Increase) decrease in accrued interest receivable .................................       (318)           (59)
   Increase in prepaid expenses and other assets ......................................       (165)           (16)
   Increase (decrease) in accounts payable and accrued expenses .......................        (35)            68
                                                                                           -------       --------
     Net cash provided by (used in) operating activities ..............................       (114)           523
                                                                                           -------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of investment securities, available-for-sale ...............................     (7,128)        (8,105)
 Purchase of FHLB Stock ...............................................................
 Sales of investment securities, available-for-sale ...................................
 Mortgage-backed security purchases, available-for-sale ...............................     (2,547)        (3,013)
 Mortgage-backed security maturities and principal repayments, available-for-sale .....        103             --
 Mortgage-backed security maturities and principal repayments, held-to-maturity .......        962            868
 Maturities and principal repayments of investment securities, available-for-sale .....      4,297          1,000
 (Increase) decrease in total loans receivable, net ...................................     (2,420)         1,699
 Capital expenditures .................................................................        (14)          (242)
 (Increase) decrease in Share Insurance Fund ..........................................         29           (635)
                                                                                           -------       --------
   Net cash provided by (used in) investing activities ................................     (6,718)        (8,428)
                                                                                           -------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase (decrease) in deposits, net .................................................      6,541          6,688
 Net increase (decrease) in advances for borrowers' taxes and insurance ...............         53             39
                                                                                           -------       --------
   Net cash provided by (used in) financing activities ................................      6,594          6,727
                                                                                           -------       --------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS ..................................        238         (1,178)
 Cash and cash equivalents, beginning of period .......................................     18,351         18,941
                                                                                           -------       --------

CASH AND CASH EQUIVALENTS, END OF PERIOD ..............................................    $18,113       $ 17,763
                                                                                           =======       ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the period for interest on deposits .................................    $ 1,325       $  1,310
 Income taxes paid ....................................................................        177              0
                                                                                           =======       ========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
 ACTIVITIES:
 Increase (decrease) in unrealized loss on investment mortgage-backed securities
  available-for-sale, net of taxes ....................................................    $   310       $     46
                                                                                           =======       ========

                               (RESTUBBED TABLE)

                                                                                             Six Months Ended
                                                                                               December 31,
                                                                                         -------------------------
                                                                                             1998          1997
                                                                                         ------------  -----------
                                                                                                 Unaudited
                                                                                          (Dollars in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ...........................................................................   $     266     $     570
 Adjustments to reconcile net income to net cash provided by (used in) operating activities:
  Amortization of premiums on investments and mortgage-backed securities ..............          82            73
  Depreciation and amortization .......................................................         134            93
  Discount on first mortgage sales ....................................................
  (Gain) loss on sale of investment securities ........................................        (198)          (26)
  Gain on sale/disposal of asset ......................................................                         7
  Provision for losses on loans .......................................................         300           397
  Change in operating assets and liabilities:
   Increase in deferred taxes .........................................................         (44)
   (Increase) decrease in accrued interest receivable .................................          49            41
   Increase in prepaid expenses and other assets ......................................        (204)          (46)
   Increase (decrease) in accounts payable and accrued expenses .......................         139           (24)
                                                                                          ---------     ---------
     Net cash provided by (used in) operating activities ..............................         524         1,085
                                                                                          ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of investment securities, available-for-sale ...............................     (42,810)       (2,253)
 Purchase of FHLB Stock ...............................................................        (834)
 Sales of investment securities, available-for-sale ...................................      27,000
 Mortgage-backed security purchases, available-for-sale ...............................                      (502)
 Mortgage-backed security maturities and principal repayments, available-for-sale .....       3,632         1,907
 Mortgage-backed security maturities and principal repayments, held-to-maturity .......       2,907         1,902
 Maturities and principal repayments of investment securities, available-for-sale .....       7,278         1,500
 (Increase) decrease in total loans receivable, net ...................................      (4,804)        2,486
 Capital expenditures .................................................................        (478)         (109)
 (Increase) decrease in Share Insurance Fund ..........................................       1,291           713
                                                                                          ---------     ---------
   Net cash provided by (used in) investing activities ................................      (6,818)        5,644
                                                                                          ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase (decrease) in deposits, net .................................................      10,954       (12,623)
 Net increase (decrease) in advances for borrowers' taxes and insurance ...............         (50)           92
                                                                                          ---------     ---------
   Net cash provided by (used in) financing activities ................................      10,904       (12,531)
                                                                                          ---------     ---------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS ..................................       4,610        (5,802)
 Cash and cash equivalents, beginning of period .......................................      13,741        24,743
                                                                                          ---------     ---------

CASH AND CASH EQUIVALENTS, END OF PERIOD ..............................................   $  18,351     $  18,941
                                                                                          =========     =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the period for interest on deposits .................................   $   2,762     $   2,805
 Income taxes paid ....................................................................          91             0
                                                                                          =========     =========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
 ACTIVITIES:
 Increase (decrease) in unrealized loss on investment mortgage-backed securities
  available-for-sale, net of taxes ....................................................   $      69     $     173
                                                                                          =========     =========

                             See Accompanying Notes

                    IGA Federal Savings Bank And Subsidiary

                      Consolidated Statement Of Cash Flows

               Increase (Decrease) in Cash and Cash Equivalents




                                                                                                 Year Ended June 30,
                                                                                             ----------------------------
                                                                                                 1998            1997
                                                                                             ------------   -------------
                                                                                                (Dollars in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ..............................................................................    $     663       $ 1,026
 Adjustments to reconcile net income to net provided by in operating activities:
  Amortization of premiums on investments and mortgage-backed securities .................           90           330
  Depreciation and amortization ..........................................................          334           282
  Write-down and expenses of real estate owned ...........................................            9
  Loss on sale of investment securities ..................................................                          7
  (Premium) discount on first mortgage sales .............................................           19            (4)
  (Gain) loss on sale/disposal of asset ..................................................           17            (5)
  Provision for losses on loans ..........................................................        1,038           847
  Change in operating assets and liabilities:
   (Increase) decrease in accrued interest receivable ....................................         (135)          142
   Increase in prepaid expenses and other assets .........................................         (197)         (272)
   Increase (decrease) in accounts payable and accrued expenses ..........................           59          (104)
                                                                                              ---------       -------
     Net cash provided by operating activities ...........................................        1,897         2,249
                                                                                              ---------       -------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of investment securities, available-for-sale ..................................      (15,500)       (6,000)
 Sales of investment securities, available-for-sale ......................................                     11,143
 Mortgage-backed security purchases, available-for-sale ..................................       (5,776)
 Mortgage-backed security sales, available-for-sale ......................................                      1,853
 Mortgage-backed security maturities and principal repayments, available-for-sale ........        4,875         3,696
 Mortgage-backed security maturities and principal repayments, held-to-maturity ..........        4,668         2,168
 Maturities and principal repayments of investment securities, available- for-sale .......        3,881         3,005
 Increase in total loans receivable, net .................................................       (3,848)       (8,620)
 Proceeds from sale of real estate owned net of expenses .................................          203
 Proceeds from sale of loans .............................................................        4,854         2,078
 Proceeds from sale of equipment .........................................................           50            22
 Capital expenditures ....................................................................         (590)         (301)
 Increase in Share Insurance Fund ........................................................           78             9
                                                                                              ---------       -------
     Net cash provided by (used in) investing activities .................................       (7,105)        9,053
                                                                                              ---------       -------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase (decrease) in deposits, net ....................................................       (5,912)        4,028
 Net increase in advances for borrowers' taxes and insurance .............................          119            37
                                                                                              ---------       -------
     Net cash provided by (used in) financing activities .................................       (5,793)        4,065
                                                                                              ---------       -------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS .....................................      (11,001)       15,367
 Cash and cash equivalents, beginning of year ............................................       24,742         9,375
                                                                                              ---------       -------
CASH AND CASH EQUIVALENTS, END OF YEAR ...................................................    $  13,741       $24,742
                                                                                              =========       =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the year for interest on deposits ......................................    $   5,475       $ 5,655
                                                                                              =========       =======
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
 Loans transferred to real estate owned ..................................................    $     247       $    --
                                                                                              =========       =======
 Increase (decrease) in unrealized loss on investment mortgage-backed securities
available-for-sale, net of taxes .........................................................    $    (171)      $   302
                                                                                              =========       =======

                             See Accompanying Notes

                    IGA Federal Savings Bank And Subsidiary

                  Notes To Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Organization:


     IGA Federal Savings Bank & Subsidiary (the "Bank") is organized as a federal mutual savings bank primarily serving customers in the Southeastern Pennsylvania, counties of Philadelphia, Bucks, Chester and Delaware. The Bank, through its five branches provide financial services to individuals, families and small business. Historically the Bank has emphasized the origination of consumer loans, including auto, credit card and personal loans, and real estate loans, including home equity loans and one-to-four family first mortgage loans, the Bank is also starting to offer a variety of commercial loan products.

     IGA Federal Savings originally was established in 1975 as IGA Federal Credit Union. The Bank on July 1, 1998 converted from a credit union to IGA Federal Savings, a federal mutual savings bank.

     The Bank competes with other banking and financing institutions in its primary market. Commercial banks, savings banks, savings and loan associations, mortgage bankers and brokers, credit unions and money market funds actively compete for deposits and loans in the Bank's market area. Such institutions, as well as consumer finance, mutual funds, insurance companies, and brokerage and investment banking firms, may be considered competitors of the Bank with respect to one or more of the services it renders.

Principles of Presentation:

     The consolidated financial statements include the accounts of IGA and its wholly-owned subsidiary, CUIGA Services Corporation, d/b/a Members Edge, a Pennsylvania corporation established to provide credit life and credit disability insurance to IGA. All significant intercompany accounts and transactions have been eliminated.

     The accompanying unaudited consolidated financial statements have been prepared in accordance with the requirements for presentation of interim financial statements and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principals. In the opinion of management, all adjustments consisting only of normal recurring adjustments that are necessary for a fair presentation for interim periods presented have been reflected.

Year 2000 Issue:

     Year 2000 issues result from the inability of many computer programs or computerized equipment to accurately calculate, store or use a date after December 31, 1999 (the "Y2K Issue"). The erroneous date can be interpreted in a number of different ways; typically the year 2000 is interpreted as the year 1900. Correctly identifying the year 2000 as a leap year may be an issue. These misidentifications could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, track important customer account information, provide convenient access to this information or engage in normal business operations.

     The Bank's Board of Directors and management have addressed the Y2K issue by developing a Y2K Compliance Plan. This plan involves four separate phases: awareness, assessment, renovation, validation and implementation.


     During 1997, the Bank completed the systems assessment phase, identifying each internal and external system that could potentially be affected by the Y2K issue. Those systems include alarms, etc, that may contain microprocessors. For each such system, a determination was made whether or not the system is Y2K compliant. Those determinations involved obtaining Y2K compliant certification from third-party processors and outside vendors.

                    IGA Federal Savings Bank And Subsidiary

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  -- (Continued)

     As of December 31, 1998, the Bank has completed its "awareness", "assessment", "renovation" and "validation" phases.

     On November 11-13, 1998 the Bank conducted in-house testing of their present Aftech data processing system. The Bank performed various banking transactions on customers' accounts using the dates September 30, 1998, January 1, 2000, January 30, 2000, January 31, 2000, February 29, 2000, September 9,
1999. All transactions were completed successfully. Aftech representatives have completed much of its Y2K testing but will continue testing throughout 1999. The Bank will be obligated to incur only the hardware costs associated with implementing the changes required by Aftech; however, hardware costs are not expected to be material.

     As of March 31, 1999, all other material outside vendors have certified that they were Y2K compliant.

     In certain cases, however, such as the potential loss of electrical power or telecommunications services due to Y2K problems, testing by the Bank is either not practical or not possible. In those cases, contingency plans are being designed that specify how the Bank will deal with each such potential situation. The Bank has developed a contingency plan which will address failure of the data processing bureau system. The Bank has determined that is the service bureau system were to fail, the Bank would implement manual systems until such systems could be reestablished. The Bank does not anticipate the potential use of short-term manual systems would have a material impact upon the operations of the Bank. Aftech also has developed their own contingency plan.

     To the extent the Bank systems are not fully Year 2000 compliant, there can be no assurance that potential system interruptions would not have a materially adverse effect on the Bank's business, financial condition, results of operations and business prospects. Further, any Year 2000 failure on part of the Bank customers could result in additional expense or loss to the Bank.

Cash and Cash Equivalents:

     Cash and cash equivalents include unrestricted cash on hand, demand deposits maintained in depository institutions, other readily convertible investments with original contractual terms to maturity of three months or less and restricted cash.

Restricted Cash:

     At June 30, 1998 Federal regulations require IGA, at the time a Credit Union, to set aside specified amounts of cash as reserves against transaction and time deposits. The reserve funds were held in a noninterest-bearing account with Mid-Atlantic Corporate Credit Union.

Securities:

     The Bank divides its securities portfolio into two segments: (a) held-to-maturity and (b) available-for-sale. Securities in the held-to-maturity category are accounted for at cost, adjusted for amortization of premiums and accretion of discounts, using the level yield method, based on the Bank's intent and ability to hold the securities until maturity. Marketable securities included in the available-for-sale category are accounted for at fair value, with unrealized gains or losses, net of taxes, being reflected as adjustments to equity. The fair value of marketable securities available-for-sale is determined from publicly quoted market prices. Securities available for sale which are not readily marketable, which include Federal Home Loan Bank of Pittsburgh stock, are carried at cost which approximates fair value.

     At the time of purchase, the Bank makes a determination of whether or not it will hold the securities to maturity, based upon an evaluation of the probability of future events. Securities, which the Bank believes

                    IGA Federal Savings Bank And Subsidiary

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  -- (Continued)

may be involved in interest rate risk, liquidity, or other asset/liability management decisions, which might reasonably result in such securities not being held-to-maturity, are classified as available-for-sale. If securities are sold, a gain or loss is determined by specific identification method and is reflected in the operating results in the period the trade occurs.

Loans and Allowance for Loan Losses:

     Loans that IGA has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, reduced by deferred loan fees and an allowance for loan losses and increased by deferred loan origination costs. Interest on loans is recognized over the term of the loan and is calculated using the simple-interest method on principal amounts outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for possible loan loss when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay.

     Accrual of interest is discontinued for those loans which are 90 days or more delinquent, or sooner if management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. When a loan is placed on non-accrual, all uncollected interest is charged off.

Loan Origination Fees and Loan Origination Costs:

     Loan origination fees received in excess of loan origination costs are deferred and amortized over the contract lives of the loans, using the level yield method. In the event that the related loans are sold, such deferred fees are recognized as income in the period of sale. Deferred origination costs relating to consumer loans are amortized over the estimated life of the consumer loan portfolio.

Property, Equipment and Leasehold Improvements:

     Land is carried at cost. Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed based on cost using the straight-line method over estimated useful lives of 35 years for buildings and improvements, 2-15 years for office furniture, equipment and leasehold improvements and 3 years for transportation equipment. Improvements to leased property are amortized over the lesser of the life of the lease or life of the improvements.

     Maintenance and repairs of property, equipment and leasehold improvements are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of property, equipment and leasehold improvements, the cost and accumulated depreciation and amortization are eliminated from the accounts and gain or loss is included in operations.

Financial Statement Presentation:

     Certain items in prior years financial statements have been reclassified to conform with the presentation in these consolidated financial statements. These classifications did not effect previously reported net income or retained earnings.

                    IGA Federal Savings Bank And Subsidiary

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  -- (Continued)

Advertising:

     Advertising costs are charged to operations when incurred and amounted to $42,000 and $22,000 for the three months ended March 31, 1999 and 1998 (unaudited), respectively, and $102,000 and $112,000 for the 6 months ended December 31, 1998 and 1997 (unaudited), respectively, and $104,000 and $145,000 for the years ended June 30, 1998 and 1997, respectively.

Reorganization Costs:

     On April 24, 1998, the IGA Board of Directors approved a resolution to convert to a Federal Mutual Savings Association. Costs incurred with this conversion were capitalized and will be amortized over 5 years using the straight-line method beginning January 1, 1999.

Use of Estimates:

     The preparation of financial estimates in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     The principal estimate that is susceptible to significant change in the near term relates to the allowance for loan losses. The evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market condition, the capability of specific borrowers to pay specific loan obligations, as well as current loan collateral values. However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

Mortgage Servicing Rights:

     The Bank recognizes mortgage servicing rights as assets, regardless of how such assets were acquired. Impairment of mortgage servicing rights is assessed based upon a fair market valuation of those rights on a disaggregated basis. Impairment, if any, is recognized in the statement of operations. There has been no impairment reflected in the mortgage servicing rights. Mortgage servicing rights are included in other assets and amortization of mortgage servicing rights is netted against service fee income.

Cash Deposited in Financial Institutions:

     IGA maintains cash balances at other financial institutions. Accounts at these financial institutions are insured by the Federal Deposit Insurance Corporation up to one hundred thousand dollars. In the normal course of business, IGA has deposits at its correspondent banks that exceed the FDIC insured balance. IGA annually evaluates the creditworthiness of these correspondent banks.

Effect of New Accounting Standards:

     Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, is effective for the Bank for the period beginning July 1, 1998, and establishes reporting and display of comprehensive income in the financial statements. Comprehensive income represents net earnings and certain amounts reported directly in stockholders' equity, such as the net unrealized gain or loss on available-for-sale securities. The Bank adopted SFAS No. 130 effective June 30, 1998.

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, will be effective for the Bank for years beginning July 1, 1999. The Bank currently has no activity subject to SFAS No. 133.

                    IGA Federal Savings Bank And Subsidiary

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  -- (Continued)

     In October 1998, the FASB issued SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held-for-Sale by a Mortgage Banking Enterprise. SFAS No. 134 changes the way mortgage banking firms account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. Under current practice, a bank that securitizes credit card receivables has a choice in how it classifies any retained securities based on its intent and ability to hold or sell those investments. SFAS No. 134 gives the mortgage banking firms the opportunity to apply the same intent-based accounting that is applied by other companies. SFAS No. 134 is effective for the fiscal quarter beginning after December 15, 1998. Management of the Bank anticipates that the implementation of SFAS No. 134 will not have a material impact on the Bank's financial condition or results of operations.

Loans Available-For-Sale:

     Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or market calculated on an aggregate basis with any unrealized losses reflected in the statement of operations. There were no loans available-for-sale.

Income Taxes:

     The Bank utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Additionally, the recognition of net deferred tax assets is based upon the likelihood of realization of tax benefits in the future. A valuation allowance would be provided for deferred tax assets which are determined more than likely not to be realized.

     Prior to July 1, 1998 IGA Credit Union was exempt, by statute, from federal and state income taxes.

     CUIGA Services Corporation, (The Company), d/b/a Member's Edge, a wholly-owned subsidiary of IGA, is subject to federal and state income taxes. At December 31, 1998, net operating loss carryforwards approximately $85,374 are available for federal income tax purposes. These carryforwards are available to offset future federal taxable income of the Company and expire in varying amounts between December 31, 2003 and June 30, 2013.

     The Company incurred a net loss of $2,600 for the three month period ended March 31, 1999, a $4,114 net loss for the six month period ended December 31, 1998 and a $7,275 net loss for the year ended June 30, 1998.

                    IGA Federal Savings Bank And Subsidiary

2. INVESTMENTS AND MORTGAGE-BACKED SECURITIES:

     The following is a summary of the Bank's investment in available-for-sale and held-to-maturity securities as of March 31, 1999.


                                                                     Available-for-Sale
                                                                       March 31, 1999
                                                   ------------------------------------------------------
                                                                     Gross          Gross
                                                    Amortized     Unrealized     Unrealized       Fair
                                                       Cost          Gains         Losses         Value
                                                   -----------   ------------   ------------   ----------
                                                            (Dollars in Thousands) -- Unaudited
Investment Securities:
Debt:
 FHLB Notes ....................................     $18,012          $ 1          $(287)       $17,726
 FHLMC .........................................         500                          (2)           498
 FNMA ..........................................
 Federal Farm Credit ...........................       5,000                         (98)         4,902
 Municipals ....................................       5,157                         (43)         5,114
                                                     -------           --          -----        -------
                                                      28,669            1           (430)        28,240
Mortgage-backed Securities:
 Collateralized mortgage obligations ...........       3,105           --            (72)         3,033
 FHLMC .........................................         926                            (7)         919
 GNMA ..........................................       2,547                                      2,547
 Small Business Administration .................       4,137                         (44)         4,093
 FNMA ..........................................       4,979                         (42)         4,937
                                                     -------           --          -----        -------
                                                      15,694                        (165)        15,529
                                                     -------           --          -----        -------
   Total available-for-sale Securities .........      44,363            1           (595)        43,769
                                                     -------           --          -----        -------


                                                                    Held-to-Maturity
                                                                     March 31, 1999
                                                 ------------------------------------------------------
                                                                   Gross          Gross
                                                  Amortized     Unrealized     Unrealized       Fair
                                                     Cost          Gains         Losses         Value
                                                 -----------   ------------   ------------   ----------
                                                          (Dollars in Thousands) -- Unaudited
Mortgage-backed Securities:
 Collateralized mortgage obligations .........       2,840                          (1)         2,839
 FNMA ........................................         475                          (6)           469
 GNMA ........................................       2,279                         (66)         2,213
                                                   -------           --          -----        -------
   Total Held-to-Maturity Securities .........       5,594                         (73)         5,521
                                                   -------           --          -----        -------
   TOTAL INVESTMENTS AND
    MORTGAGE-BACKED SECURITIES ...............     $49,957          $ 1          $(668)       $49,290
                                                   =======          ===          =======      =======


                    IGA Federal Savings Bank And Subsidiary

2. INVESTMENTS AND MORTGAGE-BACKED SECURITIES:  -- (Continued)

     The following is a summary of the Bank's investment in available-for-sale and held-to-maturity securities:


                                                                     Available-for-Sale
                                                                     December 31, 1998
                                                   ------------------------------------------------------
                                                                     Gross          Gross
                                                    Amortized     Unrealized     Unrealized       Fair
                                                       Cost          Gains         Losses         Value
                                                   -----------   ------------   ------------   ----------
                                                                   (Dollars in Thousands)
Investment Securities:
Debt:
 FHLB Notes ....................................     $14,924          $11          $(125)       $14,810
 FHLMC .........................................         500                          (4)           496
 Federal Farm Credit ...........................       6,000            1            (25)         5,976
 Small Business Administration .................       2,568                         (26)         2,542
 Municipals ....................................       4,908                          (6)         4,902
                                                     -------          ---          -----        -------
                                                      28,900           12           (186)        28,726
Mortgage-backed Securities:
 Collateralized mortgage obligations ...........       3,148                         (68)         3,080
 FHLMC .........................................       1,277                          (6)         1,271
 FNMA ..........................................       5,861                         (36)         5,825
                                                     -------          ---          -----        -------
                                                      10,286                        (110)        10,176
                                                     -------          ---          -----        -------
   Total available-for-sale Securities .........      39,186           12           (296)        38,902
                                                     -------          ---          -----        -------


                                                                    Held-to-Maturity
                                                                   December 31, 1998
                                                 ------------------------------------------------------
                                                                   Gross          Gross
                                                  Amortized     Unrealized     Unrealized       Fair
                                                     Cost          Gains         Losses         Value
                                                 -----------   ------------   ------------   ----------
                                                                 (Dollars in Thousands)
Investment Securities:
Mortgage-backed Securities:
 Collateralized mortgage obligations .........     $ 3,617          $ 1          $  --        $ 3,618
 FNMA ........................................         538                          (2)           536
 GNMA ........................................       2,480                         (93)         2,387
                                                   -------          ---          -----        -------
   Total Held-to-Maturity Securities .........       6,635            1            (95)         6,541
                                                   -------          ---          -----        -------
   TOTAL INVESTMENTS AND
    MORTGAGE-BACKED SECURITIES ...............     $45,821          $13          $(391)       $45,443
                                                   =======          ===          =====        =======


                    IGA Federal Savings Bank And Subsidiary

2. INVESTMENTS AND MORTGAGE-BACKED SECURITIES:  -- (Continued)

     The following is a summary of the investment in available-for-sale and held-to-maturity securities as of June 30, 1998:

                                                                     Available-for-Sale
                                                                       June 30, 1998
                                                   ------------------------------------------------------
                                                                     Gross          Gross
                                                    Amortized     Unrealized     Unrealized       Fair
                                                       Cost          Gains         Losses         Value
                                                   -----------   ------------   ------------   ----------
                                                                   (Dollars in Thousands)
Investment Securities:
Debt:
 FHLB Notes ....................................     $ 8,504          $ 3          $ (23)       $ 8,484
 SLMA ..........................................         998            1                           999
 FHLMC .........................................       4,000                         (25)         3,975
 FNMA ..........................................       2,501            2             (5)         2,498
 Federal Farm Credit ...........................       1,501                                      1,501
 Small Business Administration .................       1,892                          (9)         1,883
                                                     -------          ---          -----        -------
                                                      19,396            6            (62)        19,340
                                                     -------          ---          -----        -------
Mortgage-backed Securities:
 Collateralized mortgage obligations ...........       4,032            3           (137)         3,898
 FHLMC .........................................       2,614            2             (6)         2,610
 FNMA ..........................................       7,779           10            (30)         7,759
                                                     -------          ---          -----        -------
                                                      14,425           15           (173)        14,267
                                                     -------          ---          -----        -------
   Total available-for-sale securities .........      33,821           21           (235)        33,607
                                                     -------          ---          -----        -------




                                                                     Held-to-Maturity
                                                                      June 30, 1998
                                                  ------------------------------------------------------
                                                                    Gross          Gross
                                                   Amortized     Unrealized     Unrealized       Fair
                                                      Cost          Gains         Losses         Value
                                                  -----------   ------------   ------------   ----------
                                                                  (Dollars in Thousands)
Investment Securities:
Debt:
 FNMA .........................................     $   499          $--          $  (1)       $   498
Mortgage-backed Securities:
 Collateralized mortgage obligations ..........       5,487                         (35)         5,452
 FNMA .........................................         613                          (6)           607
 GNMA .........................................       2,971                         (80)         2,891
                                                    -------          ---          -----        -------
   Total Held-to- Maturity Securities .........       9,570                        (122)         9,448
                                                    -------          ---          -----        -------
   TOTAL INVESTMENTS AND
    MORTGAGE-BACKED SECURITIES ................     $43,391          $21          $(357)       $43,055
                                                    =======          ===          =====        =======


                    IGA Federal Savings Bank And Subsidiary

2. INVESTMENTS AND MORTGAGE-BACKED SECURITIES:  -- (Continued)

     The amortized cost and estimated market values of securities at March 31, 1999 by contractual maturities are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     All collateralized mortgage obligations are backed by FNMA or FHLMC mortgages.



                                                                   Estimated
                                                     Amortized      Market
                                                        Cost         Value
                                                    -----------   ----------
                                                           Unaudited
                                                     (Dollars in Thousands)
March 31, 1999:
 Due less than one year .........................     $ 1,000      $   986
 Due after one year through five years ..........       3,500        3,474
 Due after five years through ten years .........      19,854       19,512
 Due after ten years ............................       4,315        4,268
                                                      -------      -------
                                                       28,669       28,240
 Mortgage-backed securities .....................      21,288       21,050
                                                      -------      -------
                                                      $49,957      $49,290
                                                      =======      =======


     Proceeds from sales and maturities of securities available-for-sale during the year ended March 31, 1999 totaled $6,420,000. Of the proceeds, $96,000 were from maturities, $3,500,000 were from security call options, and $2,824,000 were from principal repayments. No gains or losses were realized from those transactions.

     The amortized cost and market value of securities at December 31, 1998 by contractual maturities, are as follows:

                                                                   Estimated
                                                     Amortized      Market
                                                        Cost         Value
                                                    -----------   ----------
                                                     (Dollars in Thousands)
December 31, 1998:
 Due less than one year .........................     $   500      $   496
 Due after one year through five years ..........       9,492        9,463
 Due after five years through ten years .........      15,678       15,540
 Due after ten years ............................       3,230        3,227
                                                      -------      -------
                                                       28,900       28,726
   Mortgage-backed securities ...................      16,921       16,717
                                                      -------      -------
                                                      $45,821      $45,443
                                                      =======      =======

     Proceeds from sales and maturities of securities available-for-sale during the six months ended December 31, 1998 totaled $34,277,935 of the proceeds, $-0- were from maturities, $1,500,000 were from security call options, and $3,326,316 were from principal repayments. No gains or losses were realized from those transactions.

                    IGA Federal Savings Bank And Subsidiary

2. INVESTMENTS AND MORTGAGE-BACKED SECURITIES:  -- (Continued)

     The amortized cost and estimated market values of securities at June 30, 1998 by contractual maturities are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                                   Estimated
                                                     Amortized      Market
                                                        Cost         Value
                                                    -----------   ----------
                                                     (Dollars in Thousands)
June 30, 1998:
 Due less than one year .........................     $ 1,996      $ 1,990
 Due after one year through five years ..........      13,002       12,977
 Due after five years through ten years .........       3,006        2,988
 Due after ten years ............................       1,892        1,883
                                                      -------      -------
                                                       19,896       19,838
   Mortgage-backed securities ...................      23,496       23,217
                                                      -------      -------
                                                      $43,392      $43,055
                                                      =======      =======

     Proceeds from sales and maturities of securities available-for-sale during the year ended June 30, 1998 totaled $8,756,044. Of the proceeds, $1,500,000 were from maturities, $2,500,000 were from security call options, and $4,756,044 were from principal repayments. No gains or losses were realized from those transactions.

3. LOANS RECEIVABLE:

     Loans receivable consist of the following:

                                        March 31,      December 31,     June 30,
                                           1999            1998           1998
                                      -------------   --------------  ----------
                                        Unaudited
                                                 (Dollars in Thousands)
Real Estate Loans:
 One-to-four family ...............     $40,740          $ 40,114       $35,799
 Commercial .......................       2,131             1,408           256
                                        -------          --------       -------
                                         42,871            41,522        36,055
Consumer Loans:
 Automobile .......................      20,762            18,746        18,844
 Signature loans ..................       5,462             6,329         6,577
 Credit card loans ................       9,870            10,920        10,269
 Home equity loans ................      23,085            22,421        23,174
 Other ............................       3,634             3,658         3,871
                                        -------          --------       -------
                                         62,813            62,474        62,735
Commercial Loans ..................         760               400           237
                                        -------          --------       -------
                                        106,444           103,996        99,027
 Less allowance for loan losses ...      (1,116)           (1,074)         (948)
 Less deferred loan costs, net ....          (8)              (22)           17
                                     ----------          --------       -------
                                       $105,320          $102,900       $98,096
                                      =========          ========       =======

                    IGA Federal Savings Bank And Subsidiary

3. LOANS RECEIVABLE:  -- (Continued)

     Loans receivable at March 31, 1999, December 31, 1998 and June 30, 1998 includes $88,079,822, $85,667,043 and $79,910,631 of fixed rate loans and
$17,363,601, $18,329,158 and $19,116,366 of adjustable rate loans, respectively.

     A summary of loan maturities at March 31, 1999 is as follows:



                                                                                Consumer
                                       One to      Commercial                      and
                                        Four          Real          Home       Commercial       Total
                                       Family        Estate        Equity       Business        Loans
                                     ----------   ------------   ----------   ------------   -----------
                                                     (Dollars in Thousands) -- Unaudited
Amounts due:
 Non-accrual .....................    $    47        $   --       $    65        $    91      $    203
                                      -------        ------       -------        -------      --------
Within one year ..................      1,737                         203         12,307        14,247
                                      -------        ------       -------        -------      --------
After one year:
 1 to 3 years ....................      3,738                       2,213         11,643        17,594
 4 to 5 years ....................      4,350         1,758         4,711         14,202        25,021
 6 to 10 years ...................     15,760           373         8,348          2,074        26,555
 Over 10 years ...................     15,108                       7,545            171        22,824
                                      -------        ------       -------        -------      --------
Total due after one year .........     38,956         2,131        22,817         28,090        91,994
                                      -------        ------       -------        -------      --------
TOTAL AMOUNTS DUE ................    $40,740        $2,131       $23,085        $40,488      $106,444
                                      =======        ======       =======        =======      ========


     A summary of loan maturities at December 31, 1998 is as follows:

                                                                                Consumer
                                       One to      Commercial                      and
                                        Four          Real          Home       Commercial       Total
                                       Family        Estate        Equity       Business        Loans
                                     ----------   ------------   ----------   ------------   -----------
                                                           (Dollars in Thousands)
Amounts due:
 Non-accrual .....................    $    --        $   --       $    64        $    90      $    154
                                      -------        ------       -------        -------      --------
Within one year ..................      2,375                         190         13,573        16,138
                                      -------                     -------        -------      --------
After one year:
 1 to 3 years ....................      3,738                       2,335         11,299        17,372
 4 to 5 years ....................      4,350                       4,192         12,972        21,514
 6 to 11 years ...................     15,760           635         8,924          2,499        27,818
 Over 11 years ...................     13,891           373         6,716             20        21,000
                                      -------        ------       -------        -------      --------
Total due after one year .........     37,739         1,008        22,167         26,790        87,704
                                      -------        ------       -------        -------      --------
TOTAL AMOUNTS DUE ................    $40,114        $1,008       $22,421        $40,453      $103,996
                                      =======        ======       =======        =======      ========

                    IGA Federal Savings Bank And Subsidiary

3. LOANS RECEIVABLE:  -- (Continued)

     A summary of loan maturities at June 30, 1998 is as follows:

                                                                                Consumer
                                       One to      Commercial                      and
                                        Four          Real          Home       Commercial      Total
                                       Family        Estate        Equity       Business       Loans
                                     ----------   ------------   ----------   ------------   ---------
                                                          (Dollars in Thousands)
Amounts due:
 Non-accrual .....................    $    --         $ --        $   109        $   100      $   209
                                      -------         ----        -------        -------      -------
Within one year ..................      1,623            6          3,054         13,615       18,298
                                      -------         ----        -------        -------      -------
After one year:
 1 to 3 years ....................      4,001           13          5,911         17,707       27,631
 4 to 5 years ....................      4,853           14          4,260          7,818       16,946
 6 to 11 years ...................     17,362           60          6,405            474       24,301
 Over 11 years ...................      7,960          163          3,435             84       11,642
                                      -------         ----        -------        -------      -------
Total due after one year .........     34,176          250         20,011         26,083       80,520
                                      -------         ----        -------        -------      -------
TOTAL AMOUNTS DUE ................    $35,799         $256        $23,174        $39,798      $99,027
                                      =======         ====        =======        =======      =======

     A summary of changes in the allowance for loan losses is as follows:


                                                  March 31,               December 31,                 June 30,
                                               1999        1998        1998          1997           1998         1997
                                            ---------   ---------   ----------   ------------   -----------   ---------
                                                 (Unaudited)                      (Unaudited)
                                                                      (Dollars in Thousands)
BALANCE, BEGINNING OF
 PERIOD .................................    $1,074      $1,042       $  948        $1,005       $  1,005      $  558
 Provision charged to operation .........       135         376          300           397          1,038         847
 Recoveries of amounts charged off
   and other ............................        43          29           80            32            178          90
                                             ------      ------       ------        ------       --------      ------
                                              1,252       1,447        1,328         1,434          2,221       1,495
 Amounts charged off ....................      (136)       (706)        (254)         (392)        (1,273)       (490)
                                             ------      ------       ------        ------       --------      ------
BALANCE, END OF PERIOD ..................    $1,116      $  741       $1,074        $1,042       $    948      $1,005
                                             ======      ======       ======        ======       ========      ======


     The provision for loan losses charged to expense is based upon past loan and loss experience and an evaluation of inherent losses in the current loan portfolio, including the evaluation of impaired loans under SFAS Nos. 114 and
118. A loan is considered to be impaired when, based upon current information and events, it is probable that IGA will be unable to collect all amounts due according to the contractual terms of the loan. IGA discontinues the accrual of interest on all impaired loans. As of March 31, 1999, December 31, 1998 and June 30, 1998, 100% of the impaired loan balance was measured for impairment based on the fair value of the loans' collateral. Impairment losses are included in the provision for loan losses. SFAS Nos. 114 and 118 do not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a trouble debt restructuring. Loans collectively evaluated for impairment include consumer loans and residential real estate loans. At March 31, 1999 (unaudited), December 31, 1998 and June 30, 1998, the Bank's impaired loans consisted of smaller loans and residential real estate loans.

     Loans on which the accrual of interest has been discontinued amounted to $203,309, $170,835 and $225,790 at March 31, 1999 (unaudited), December 31,
1998 and June 30, 1998, respectively. If interest on those loans had been accrued, accrued interest would have increased by $2,743, $2,988 and $2,307 at March 31, 1999, December 31, 1998 and June 30, 1998, respectively. The amount by which income would have increased by for the periods ended December 31, 1998 and 1997 had interest been accrued is immaterial.

                    IGA Federal Savings Bank And Subsidiary

3. LOANS RECEIVABLE:  -- (Continued)

     Certain directors and officers of IGA have loans with IGA. Such loans were made in the ordinary course of business and do not represent more than a normal risk of collection. Loans to officers and directors amounted to $1,119,777, $1,203,636 and $1,080,195 at March 31, 1999 (unaudited), December 31, 1998 and
June 30, 1998, respectively. During the period ended March 31, 1999, December 31, 1998 and June 30, 1998, loans of $-0-, $62,000 and $178,709, respectively, were disbursed to executive officers and board of directors, while principal repayments of $84,231, $86,529 and $104,703 were received in those years, respectively.

4. LOAN SERVICING:

     Mortgage loans serviced for others are not included in the accompanying statement of financial condition. The unpaid principal balances of these loans are summarized as follows:


Mortgage Loan Servicing Portfolios:


                                    March 31,                December 31,                 June 30,
                                1999         1998         1998          1997          1998         1997
                             ----------   ----------   ----------   ------------   ----------   ----------
                                   (Unaudited)                       (Unaudited)
                                                        (Dollars in Thousands)
Federal National Mortgage
 Association .............    $13,850      $15,586      $14,025        $15,975      $15,131      $11,150
First Nationwide .........        489          535          514            589          644          603
                              -------      -------      -------        -------      -------      -------
 Total ...................    $14,339      $16,121      $14,539        $16,564      $15,775      $11,753
                              =======      =======      =======        =======      =======      =======



     Custodial escrow balances maintained in connection with the foregoing loan servicing portfolio totaled $208,683 and $216,570 as of March 31, 1999 and 1998, respectively, $200,000 and $207,548 as of December 31, 1998 and 1997,
respectively, and $279,817 and $203,916 as of June 30, 1998 and 1997, respectively.

5. ACCRUED INTEREST RECEIVABLE:

     A summary of accrued interest receivable is as follows:


                                                                    March 31,     December 31,     June 30,
                                                                       1999           1998           1998
                                                                   -----------   --------------   ---------
                                                                    Unaudited      (Dollars in Thousands)
Loans ..........................................................      $356           $325           $322
Mortgage-backed securities .....................................       136            119            121
Investment securities ..........................................       472            202            252
                                                                      ----           ----           ----
                                                                      $964           $646           $695
                                                                      ====           ====           ====

6. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET:


     The major classes of property, equipment and leasehold improvements and the total accumulated depreciation and amortization are as follows:


                                                                    March 31,     December 31,     June 30,
                                                                       1999           1998           1998
                                                                   -----------   --------------   ---------
                                                                    Unaudited      (Dollars in Thousands)
Land ...........................................................      $  150         $  150        $  150
Buildings and improvements .....................................       1,920          1,726         1,726
Office furniture, equipment and leasehold improvements .........       1,673          1,661         1,384
Transportation equipment .......................................          99             99            99
                                                                      ------         ------        ------
                                                                       3,842          3,636         3,359
Less accumulated depreciation and Amortization .................       1,771          1,674         1,476
                                                                      ------         ------        ------
                                                                      $2,071         $1,962        $1,883
                                                                      ======         ======        ======

                    IGA Federal Savings Bank And Subsidiary

7. DEPOSITS:

     Deposits at March 31, 1999, December 31, 1998 and June 30, 1998 are summarized as follows:




                               Weighted            March 31,                 December 31,                  June 30,
                                Average              1999                       1998                        1998
                               Interest    ------------------------   -------------------------   ------------------------
                                 Rate        Amount          %           Amount          %          Amount          %
                              ----------   ----------   -----------   -----------   -----------   ----------   -----------
Types of Deposits:
 Savings accounts:
  1999 ....................   2.70%         $ 74,129     45.92%
  1998 ....................   2.82                                     $ 70,281      45.38%
  1998 ....................   2.82                                                                 $ 68,268     47.36%
 Checking accounts:
  1999 ....................   0.0             10,746      6.66
  1998 ....................   0.0                                        10,526       6.80
  1998 ....................   0.0                                                                     9,305      6.59
 Money market accounts:
  1999 ....................   3.11            10,240      6.34
  1998 ....................   3.85                                        9,265       5.98
  1998 ....................   3.85                                                                    8,311      5.77
                                            --------    ------         --------     ------         --------    ------
                                              95,115     58.92           90,072      58.15           85,884     59.72
                                            --------    ------         --------     ------         --------    ------
Certificate of deposit:
 3.00-3.99%
  1999 ....................   3.79             2,736      1.70
  1998 ....................   3.83                                        1,622       1.05
  1998 ....................   0.0
 4.00-4.99%
  1999 ....................   4.73            23,001     14.25
  1998 ....................   4.71                                       11,171       7.21
  1998 ....................   4.27                                                                    2,025      1.41
 5.00-5.99%
  1999 ....................   5.58            31,113     19.27
  1998 ....................   5.59                                       41,900      27.05
  1998 ....................   5.59                                                                   44,850     31.12
 6.00-6.99%
  1999 ....................   6.22             7,931      4.91
  1998 ....................   6.21                                        8,608       5.56
  1998 ....................   6.29                                                                    9,700      6.73
 7.00-7.99%
  1999 ....................   7.17             1,533       .95
  1998 ....................   7.17                                        1,515        .98
  1998 ....................   7.17                                                                    1,475      1.02
                                            --------    ------         --------     ------         --------    ------
   Total of certificate of
     deposit ..............                   66,314     41.08           64,816      41.85           58,050     40.28
                                            --------    ------         --------     ------         --------    ------
   TOTAL DEPOSITS .........                 $161,429    100.00%        $154,888     100.00%        $143,934    100.00%
                                            ========    ======         ========     ======         ========    ======

     Certificates of deposit have scheduled maturities as follows:

                                              March 31,                December 31,                 June 30,
                                          1999         1998         1998          1997          1998         1997
                                       ----------   ----------   ----------   ------------   ----------   ----------
                                             (Unaudited)                       (Unaudited)
                                                                  (Dollars in Thousands)
Within one year ....................    $47,255      $43,307      $46,456         41,401      $43,710      $38,694
One year through two years .........     15,402       11,430       13,218          7,055        8,431        9,697
Three years ........................      2,207        1,249        2,953          4,779        4,743        2,431
Over three years ...................      1,450        1,166        2,189          1,689        1,166        2,052
                                        -------      -------      -------         ------      -------      -------
                                        $66,314      $57,152      $64,816        $54,924      $58,050      $52,874
                                        =======      =======      =======        =======      =======      =======

                    IGA Federal Savings Bank And Subsidiary

7. DEPOSITS:  -- (Continued)

     Interest expense on deposits is comprised of the following:



                                     Three Months Ended        Six Months Ended            Year Ended
                                          March 31,              December 31,               June 30,
                                       1999        1998       1998         1997          1998        1997
                                    ---------   ---------   --------   ------------   ---------   ---------
                                         (Unaudited)                    (Unaudited)
                                                            (Dollars in Thousands)
Savings accounts ................    $  378      $  432      $  834       $  841       $1,976      $2,579
Money market accounts ...........        77          80         160          157          316         300
Certificates of deposit .........       870         798       1,768        1,807        3,183       2,776
                                     ------      ------      ------       ------       ------      ------
                                     $1,325      $1,310      $2,762       $2,805       $5,475      $5,655
                                     ======      ======      ======       ======       ======      ======

     The aggregate amount of certificates of deposit accounts exceeding $100,000 was approximately $7,980,000, $7,964,000 and $4,440,160 at March 31,
1999 (unaudited), December 31, 1998 and June 30, 1998, respectively, and are not federally insured.

8. FEDERAL HOME LOAN BANK STOCK:

     The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh in an amount not less than 1% of its outstanding home loans or 1/20 of its outstanding notes payable, if any, to the Federal Home Loan Bank of Pittsburgh, whichever is greater, as calculated December 31 of each year.

9. INCOME TAX MATTERS:

     The Bank and it's wholly-owned subsidiary file a consolidated federal income tax return and separate state return for the six month period ending December 31, 1998. Prior to this period the Bank was a Credit Union and exempt from taxes by statute.

     The provision for income taxes for the three month period ended March 31, 1999 (unaudited) and six month period ended December 31, 1998 consisted of the following:

Currently Payable:
(Dollars in Thousands)


                                            March 31,     December 31,
                                               1999           1998
                                           -----------   -------------
Federal ...............................        $ 60          $ 170
State .................................                         20
Deferred ..............................           2            (44)
                                               ----          -----
 TOTAL ................................        $ 58          $ 146
                                               ====          =====

     The reconciliation between the actual provision for federal and state income taxes and the amount of income taxes which would have been provided at statutory rates is as follows:


                                                                              Percentage                        Percentage
                                                              March 31,           of          December 31,          of
                                                                1999        Pretax Income         1998         Pretax Income
                                                            ------------   ---------------   --------------   --------------
                                                             (Unaudited)
Expected income tax expense at federal tax rate .........      $  64             34.0%           $ 141             34.0%
Travel and entertainment ................................          6              3.2%               3              0.7%
Exempt interest .........................................        (16)            (8.5%)            (14)            (3.4%)
State tax ...............................................                           0%              13              3.2%
Other differences, net ..................................          4              2.1%               3              0.7%
                                                               -----             ----            -----             ----
                                                               $  58             30.8%           $ 146             35.2%
                                                               =====             ====            =====             ====

                    IGA Federal Savings Bank And Subsidiary

9. INCOME TAX MATTERS:  -- (Continued)

     Deferred taxes are included in the accompanying statement of financial condition as of March 31, 1999 (unaudited) and December 31, 1998 for the estimated future tax effect of differences between the financial statement and federal income tax basis of assets and liabilities given the provisions of currently enacted tax laws.

     The net deferred tax asset (liability) consists of the following components:




                                         March 31,     December 31,
                                           1999            1998
                                       ------------   -------------
                                        (Unaudited)
Deferred Tax Asset:
(Dollars in Thousands)
 Deferred compensation .............        $ 3            $ 2
   Allowance for loan loss .........         43             42
                                            ---            ---
    DEFERRED TAX ASSET .............        $46            $44
                                            ===            ===



     The realizability of deferred tax assets is dependent upon a variety of factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities and tax planning strategies. Based upon these and other factors, management believes it is more likely than not that the Bank will realize the benefits of these deferred tax assets. The tax effect from the unrealized loss on securities available-for-sale has been offset by a valuation allowance.

10. DIFFERENCE BETWEEN FEDERAL DEPOSITORY INSURANCE CORPORATION CALL REPORT AND CONSOLIDATED FINANCIAL STATEMENTS:

     An adjustment has been made to the accounts which is reflected in the consolidated financial statements but is not reflected in the Bank's Federal Depository Insurance Corporation Call Report. The adjustment and its effect on equity are as follows:


                                                                                     March 31,     December 31,
                                                                                       1999            1998
                                                                                   ------------   -------------
                                                                                    (Unaudited)
                                                                                      (Dollars in Thousands)
Equity per the Bank's
 Federal Depository Insurance ..................................................      $14,977        $15,377
   Corporation Call Report
Decrease in federal income tax provision set up as deferred asset ..............                          44
Overaccrual of Federal and State Income Tax net of deferral tax asset ..........          119
Adjustment made to financial statement for professional fees relating to offering as of June 30, 1998 that never materialized, subsequently recorded
 by Bank .......................................................................                         145
                                                                                                     -------
                                                                                      $15,096        $15,276
                                                                                      =======        =======


11. REGULATORY MATTERS:

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off- balance sheet items as calculated under accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                    IGA Federal Savings Bank And Subsidiary

11. REGULATORY MATTERS:  -- (Continued)

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain certain minimum amounts and ratios (set forth in the table below). Management believes that the Bank meets, as of March 31, 1999, all capital adequacy requirements to which it is subject.


     As of March 2, 1998, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.


     The Bank's actual capital amounts and ratios are presented in the following table.

                                                                                                 To be Well
                                                                        For Capital           Capitalized Under
                                                                          Adequacy            Prompt Corrective
                                               Actual Capital             Purposes           Account Provisions
                                           ----------------------   --------------------   -----------------------
                                             Amount       Ratio      Amount      Ratio        Amount        Ratio
                                           ----------   ---------   --------   ---------   ------------   --------
                                                                   (Dollars in Thousands)
As of March 31, 1999 (Unaudited):
 Tangible capital
   (to tangible assets) ................    $15,496      8.7%        $2,668    1.5%             N/A         N/A
Core Capital
 (to adjusted tangible assets) .........     15,496      8.7          5,336    3.0             8,893          5.0
Tier I Capital
 (to risk-weighted assets) .............     15,496     15.5          4,006    4.0             6,010          6.0
Risk-based capital
 (to risk-weighted assets) .............     16,612     16.6          8,013    8.0            10,117         10.0
As of December 31, 1998:
 Tangible capital
   (to tangible assets) ................     15,365      8.9          2,567    1.5              N/A         N/A
Core Capital
 (to adjusted tangible assets) .........     15,365      8.9          5,135    3.0             8,559          5.0
Tier I Capital
 (to risk-weighted assets) .............     15,365     15.7          3,911    4.0             5,867          6.0
Risk-based capital
 (to risk-weighted assets) .............     16,439     16.8          7,822    8.0             9,778         10.0

     The following summary reconciles the Bank's equity capital as reflected in the accompanying financial statements as of March 31, 1999 with related amounts reported to the OTS:


                                                          Tangible       Core       Risk Based
                                                         ----------   ----------   -----------
                                                                (Dollars in Thousands)
Equity capital per financial statements ..............    $15,096      $15,096       $15,096
Unrealized gains on available-for-sale securities, net
 of tax ..............................................        594          594           594
Goodwill and other tangible assets ...................       (194)        (194)         (194)
Allowance for loan losses ............................                                 1,116
Other ................................................
                                                          -------      -------       -------
Regulatory Equity Capital ............................    $15,496      $15,496       $16,612
                                                          =======      =======       =======

                    IGA Federal Savings Bank And Subsidiary

12. RETAINED EARNINGS: (June 30, 1998)

Regular Reserve Fund:

     As provided under Section 116 of the Federal Credit Union Act (Act as of June 26, 1934, as amended March 1993) IGA maintained a regular reserve fund. Transfers to this fund, in accordance with regulations must be not less than 10% of the current year's gross income (as defined in the Act) until the reserve, including allowance for loan losses, aggregates 4% of total outstanding loans and risk assets; thereafter, transfers shall be not less than 5% of gross income until the reserve, including allowance for loan losses, aggregates 6% of total outstanding loans and risk assets, at which time transfers may be discontinued as long as the established minimum reserve requirements are met.


     Reserve transfers are not charged against the annual earnings of IGA and are not related to amounts of losses actually anticipated. Amounts transferred to this fund are not available for the payment of dividends or loans to customers.


     On July 1, 1998, when IGA converted from a credit union to a federal mutual savings bank the restricted regular reserve fund required under Section 116 of the Federal Credit Union Act was transferred to unrestricted undivided earnings.

13. LEASE COMMITMENTS:

     IGA rents various equipment and office space under various lease agreements. Lease expense for these leases for the three months ended March 31, 1999 and 1998 (unaudited), $12,041 and $11,621, respectively, six months December 31, 1998 and 1997 are $20,916 and $23,135, respectively and June 30, 1998 and 1997 $63,912 and $65,480, respectively.


     Minimum annual rentals are as follows:


      1999 .........................................   $26,866
      2000 .........................................    27,939
      2001 .........................................    29,056
      2002 .........................................    30,224
      2003 .........................................    23,342


14. RETIREMENT PLANS:

     IGA sponsors the following retirement plans:

Pension Plans:

     IGA has a profit-sharing plan and a 401(k) plan. Both plans cover all employees who are 21 years of age and have completed at least 1,000 hours of service during the plan year and are employed on the last day of the plan year. IGA contributes a discretionary amount to the profit-sharing plan based on year-to-date income at December 31. IGA matches up to 100% of the first 3% of salary elected to be deferred by the employees under the 401(k) pension plan.

     IGA contributions to the above plans amounted to:

                    IGA Federal Savings Bank And Subsidiary

14. RETIREMENT PLANS:  -- (Continued)

                                  Three Months Ended          Six Months Ended              Year Ended
                                       March 31,                December 31,                 June 30,
                                   1999         1998         1998          1997          1998         1997
                                ----------   ----------   ----------   ------------   ----------   ----------
                                      (Unaudited)                       (Unaudited)
401(k) plan .................    $12,996      $11,858      $29,472        $31,488      $56,779      $19,313
Profit sharing plan .........         --           --           --         21,028       34,707       59,729
                                 -------      -------      -------        -------      -------      -------
 Total contribution .........    $12,996      $11,858      $29,472        $52,516      $91,486      $79,042
                                 =======      =======      =======        =======      =======      =======

Supplemental Deferred Compensation Plans:

     IGA adopted a nonqualified deferred compensation plan for the benefit of one of its officers. This plan requires IGA to pay $12,000 into this plan annually beginning in 1995. The deferred compensation accounts are shown as both assets and liabilities on IGA's financial statements. The balance of the deferred compensation arrangement was $67,239 as of March 31, 1999 (unaudited), $64,239 as of December 31, 1998 and $58,239 as of June 30, 1998. Deferred compensation was $3,000 for period ended March 31, 1999 and 1998 (unaudited), $6,000 for December 31, 1998 and $6,000 for December 31, 1997 (unaudited). Total contribution for the years ended June 30, 1998 and 1997 was $12,000. The plan is fully funded.

     IGA also has a life insurance policy on one of its officers that provides for annuity payments to the insured party upon retirement. Upon death of the insured party, IGA will receive refund of all premiums paid and the insured party's designated beneficiary will receive the remainder of the policy's face value. If the policy is canceled, IGA will receive the policy's cash surrender value only. IGA shows the cash surrender value of this policy as an asset in its financial statements. At March 31, 1999, the cash surrender value was $188,715 and is included in other assets on the balance sheet.

15. SIGNIFICANT CONCENTRATIONS OF CREDIT RISK:

     IGA grants mortgage and consumer loans primarily to customers in Southeastern Pennsylvania. Although, IGA has a diversified loan portfolio, a substantial portion of its customers' ability to honor their contracts is dependent upon the local economy. IGA's net investment in loans is subject to a significant concentration of credit risk given that the investment is primarily within a specific geographic area.

     As of March 31, 1999 (unaudited), December 31, 1998 and June 30, 1998, IGA had a net investment of $105,320,000, $102,900,000 and $98,096,000 requirements in loans receivable. These loans possess an inherent credit risk given the uncertainty regarding the borrower's compliance with the terms of the loan agreement. To reduce credit risk, the loans are secured by varying forms of collateral, including first mortgages on real estate, liens on personal property, share accounts, etc. It is generally IGA policy to file liens on titled property taken as collateral on loans. In the event of default, IGA's policy is to foreclose or repossess collateral on which it has filed liens.

     In the event that any borrower completely failed to comply with the terms of the loan agreement and the related collateral proved worthless, IGA would incur a loss equal to the loan balance.

16. COMMITMENTS AND CONTINGENCIES:

Loan Commitments and Contingencies:

     In the normal course of business, IGA makes various commitments and incurs certain contingent liabilities which are not reflected in the accompanying consolidated financial statements. These commitments and contingent liabilities include commitments to extend credit and open-end credit available. At March 31, 1999 (unaudited), December 31, 1998 and June 30, 1998, open-end loan commitments not utilized, and approved but unfunded loan commitments totaled approximately $21,436,156, $19,876,892 and $21,431,476, respectively. As of
March 31, 1999, there were no other off-balance sheet commitments or contingencies that would have a material impact on IGA. All loan commitments and contingencies have variable rates that range from 8.75% to 13.15%.

                    IGA Federal Savings Bank And Subsidiary

17. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position.

     A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that both imposes on one entity a contractual obligation (1) to deliver cash or another financial instrument to a second entity or (2) to exchange other financial instruments on potentially unfavorable terms with the second entity and, conveys to that second entity a contractual right to receive (1) cash or another financial instrument from the first entity or (2) to exchange other financial instruments on potentially favorable terms with the first entity.

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Quoted market prices should be used when available, if not available management's best estimate of fair value may be based on quoted market price of financial instruments with similar characteristics or on valuation techniques, such as using the present value of estimated future cash flows using a discount rate commensurate with the corresponding risk associated with those cash flows. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows and future economic conditions. In that regard, the fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. In addition, these estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of IGA as a whole. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

     The following table represents the carrying value and fair market value of financial instruments as of March 31, 1999 (unaudited):


                                                                Carrying        Fair
                                                                 Amount        Value
                                                               ----------   -----------
                                                                     (Unaudited)
                                                                (Dollars in Thousands)
Assets:
Cash and cash equivalents ..................................    $ 18,114     $ 18,114
Investments securities available-for-sale ..................      28,240       28,240
Mortgage-backed securities available-for-sale ..............      15,529       15,529
Mortgage-backed securities held-to-maturity ................       5,594        5,521
Loans receivable -- net ....................................     105,320      105,320
FHLB Stock .................................................         834          834
Liabilities:
 NOW, Savings and Money Market accounts ....................      95,113       95,113
 Certificate of deposits ...................................      66,316       66,316


                    IGA Federal Savings Bank And Subsidiary

17. FAIR VALUE OF FINANCIAL INSTRUMENTS:  -- (Continued)

     The following table represents the carrying value and fair market value of financial instruments as of December 31, 1998:

                                                                 Carrying        Fair
                                                                  Amount        Value
                                                                ----------   -----------
                                                                 (Dollars in Thousands)
Assets:
 Cash and cash equivalents ..................................    $ 18,351     $ 18,351
 Investments securities available-for-sale ..................      28,726       28,726
 Mortgage-backed securities available-for-sale ..............      10,176       10,176
 Investment securities held-to-maturity .....................
 Mortgage-backed securities held-to-maturity ................       6,635        6,541
 Loans receivable -- net ....................................     102,900      102,900
 FHLB stock .................................................         834          834

Liabilities:
 NOW, Savings and Money Market accounts .....................      90,072       90,072
 Certificate of deposits ....................................      64,816       64,816


     The following table represents the carrying value and fair market value of financial instruments as of June 30, 1998:

                                                                 Carrying        Fair
                                                                  Amount        Value
                                                                ----------   -----------
                                                                 (Dollars in Thousands)
Assets:
 Cash and cash equivalents ..................................    $ 13,741     $ 13,741
 Investments securities available-for-sale ..................      19,340       19,340
 Mortgage-backed securities available-for-sale ..............      14,267       14,267
 Investment securities held-to-maturity .....................         499          498
 Mortgage-backed securities held-to-maturity ................       9,071        8,950
 Loans receivable -- net ....................................      98,096       98,096
 Share Insurance Fund .......................................       1,320        1,320
Liabilities:
 NOW, Savings and Money Market accounts .....................      85,884       85,884
 Certificate of deposits ....................................      58,050       58,050


     The following methods and assumptions, where practical to implement as noted, were used by IGA in estimating its fair value for those assets.

Cash and Cash Equivalents:

     The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate the fair value for those assets.

Investment Securities:

     The fair value for investments are based on quoted market prices.

Mortgage-backed Securities:

     The fair value of mortgage-backed securities issued by quasi-governmental agencies is based on quoted market prices.

                    IGA Federal Savings Bank And Subsidiary

17. FAIR VALUE OF FINANCIAL INSTRUMENTS:  -- (Continued)

Loans Receivable:

     The fair value of real estate, consumer and commercial loans approximates the carrying amount. The carrying amount is adjusted for the estimated future loan losses through a valuation allowance. IGA has not determined the fair values of its loans due to it not being practical to make such estimates based on varying interest rates and maturities involved and the excessive cost that would be incurred. IGA's real estate loan portfolio was $42,871,013 at March 31, 1999 (unaudited), $41,522,000 at December 31, 1998 and $36,055,000 at June
30, 1998, respectively with rates ranging from 5.50% to 10.50% and maturities through 30 years. IGA's consumer loan portfolio was $62,813,041 at March 31, 1999 (unaudited), $62,074,001 at December 31, 1998 and $62,735,006 at June 30,
1998, respectively, with rates ranging from 4.00% to 13.90% with maturities through 10 years. IGA's commercial loan portfolio was $760,370, $400,000, and $237,000 at March 31, 1999, December 31, 1998 and June 30, 1998, respectively with rate of 7.0% to 13.5% and maturities through one year to 10 years and monthly repayment terms.

Deposits:

     The fair value of deposits with no stated maturity, such as NOW accounts, savings accounts and money market accounts, is equal to the amount payable on demand as of March 31, 1999, December 31, 1998 and June 30, 1998. Time deposits were $66,314,000 at March 31, 1999, and $64,816,000 at December 31, 1998 and
$58,050,000 at June 30, 1998 with rates ranging from 3.00% to 8.00%.

18. SUBSEQUENT EVENT:

     On May 26, 1999, IGA Federal Savings adopted a Plan of Conversion pursuant to which the Bank will convert from a federal mutual savings bank to a federal stock savings bank. Under the Plan, the Bank will issue all of its capital stock to a newly-formed Pennsylvania corporation called JADE FINANCIAL CORP. JADE FINANCIAL CORP. will purchase the stock of the Bank with a portion of the proceeds it receives from an offering of its common stock to the Bank's members, an employee stock ownership plan formed for the benefit of bank employees, and the public. Consummation of the Plan of Conversion is subject to the approval of the Office of Thrift Supervision and a majority of all votes eligible to be cast by members of the Bank at a special meeting of members.

     The Plan of Conversion provides that when the conversion is completed, a "liquidation account" will be established in an amount equal to the total equity of the Bank as of the latest practicable date prior to the Conversion. The liquidation account is established to provide a limited priority claim to the assets of the Bank to "eligible account holders" and "supplemental eligible account holders," as defined in the Plan, who continue to maintain such eligible accounts at the Bank after the Conversion. In the unlikely event of a complete liquidation of the Bank, and only in such event, each eligible account holder and supplemental eligible account holder would receive a liquidation distribution, prior to any payment to the holder of the Bank's common stock. This distribution would be based upon each eligible account holder's and supplemental account holder's proportionate share of the then total remaining qualifying deposits.

     Direct costs of the Conversion will be deferred and will reduce the proceeds of the offering. If the Conversion is not completed, all costs would be charged to expense. There were no Conversion costs as of March 31, 1999.

     The Bank may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would cause the regulatory capital of the Bank to be reduced below the amount required for the liquidation account. Any dividend declared or paid on, or repurchase of, the Bank's capital stock shall be made, in compliance with Section 563.134 of the Regulations Applicable to All Savings Banks, or any successor thereto.

                    IGA Federal Savings Bank And Subsidiary

18. SUBSEQUENT EVENT:  -- (Continued)

     As part of the Conversion, JADE FINANCIAL CORP. and the Bank intend to establish a charitable foundation that will qualify as an exempt organization under Section 501(c)(3) of the Code (the "Foundation"). To fund the Foundation, JADE FINANCIAL CORP. will contribute, immediately subsequent to the conversion, an amount of cash and Common Stock of JADE FINANCIAL CORP. equal, in the aggregate, to 5% of the dollar value of shares sold in the Conversion. The amount of Common Stock to be contributed to the Foundation will not exceed 3.33% of the number of shares of JADE FINANCIAL CORP. Common Stock issued in the conversion.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
       No person has been authorized to give any information or to make any representation other than as contained in this prospectus in connection with the offering made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by JADE FINANCIAL CORP., IGA Federal Savings, or Charles Webb & Company. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of JADE FINANCIAL CORP. or IGA Federal Savings since any of the dates as of which information is furnished herein or since the date hereof.

                   ----------------------------------------

                               TABLE OF CONTENTS


                                                                          Page
                                                                       ---------
Questions and Answers about the Stock Offering ....................        3
Prospectus Summary ................................................        5
Risk Factors ......................................................       10
Selected Consolidated Financial Information .......................       12
Recent Developments ...............................................       13
Management's Discussion and Analysis of Recent
   Financial Information ..........................................       15
JADE FINANCIAL CORP ...............................................       16
IGA Federal Savings ...............................................       16
How We Intend to Use the Proceeds .................................       17
Our Policy Regarding Dividends ....................................       18
Market for the Common Stock .......................................       19
Capitalization ....................................................       19
IGA Exceeds All Regulatory Capital Requirements....................       20
Pro Forma Data ....................................................       21
Comparison of Valuation and Pro Forma
   Information With No Foundation .................................       26
The Conversion ....................................................       27
Proposed Purchases by Management ..................................       49
Management's Discussion and Analysis of
   Financial Condition and Results of Operations ..................       50
Business of JADE FINANCIAL ........................................       66
Business of IGA ...................................................       66
Management ........................................................       84
How We are Regulated ..............................................       92
Taxation ..........................................................       98
Restrictions on Acquisitions of
   JADE FINANCIAL and IGA .........................................       99
Description of Capital Stock of JADE
   FINANCIAL ......................................................      103
Transfer Agent and Registrar ......................................      104
Experts ...........................................................      104
Legal and Tax Opinions ............................................      104
Additional Information ............................................      104
Index to Consolidated Financial Statements ........................      F-1

       Until September 6, 1999 (25 days after the date of this prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     UP TO





                               2,397,035 SHARES
                             (Anticipated Maximum)







                             JADE FINANCIAL CORP.
                         (Proposed Holding Company for
                             IGA Federal Savings)




                                 Common Stock




                      -----------------------------------
                                   PROSPECTUS
                      -----------------------------------



                            CHARLES WEBB & COMPANY,
                                 A Division of
                         Keefe, Bruyette & Woods, Inc.






                                August 12, 1999






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